As filed with the Securities and Exchange Commission on May 11, 2007

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Claymont Steel, Inc.*

(Exact name of Registrant as specified in its charter)

Delaware	3312	51-0309736
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

c/o Claymont Steel, Inc.

4001 Philadelphia Pike

Claymont, Delaware 19703

(302) 792-5400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David Clark

Claymont Steel, Inc.

4001 Philadelphia Pike

Claymont, Delaware 19703

(302) 792-5400

(Name and address, including zip code, and telephone number, including area code, of agent for service)

With Copies to:

Kimberly A. Taylor, Esq.

Morgan, Lewis & Bockius LLP

One Oxford Centre

Thirty-Second Floor

Pittsburgh, Pennsylvania 15219

(412) 560-3300

Fax: (412) 560-7001

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee
8.875% Senior Notes due 2015	$105,000,000	100%	$105,000,000	$3,223.50
Guarantees related to 8.875% Senior Notes due 2015	Not Applicable	Not Applicable	Not Applicable	Not Applicable(2)
(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(f)(2) under the Securities Act of 1933, as amended.
(2)

No separate consideration received for the guarantees and, therefore, pursuant to Rule 457(n) under the Securities Act, no separate fee is payable with respect to the guarantees being registered hereby.

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

*Additional Registrant

Name of Additional Registrant	State or other Jurisdiction of Incorporation or Formation	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number	Address of Principal Executive Office

CitiSteel PA, Inc.	Pennsylvania	3312	23-2832229	1515 Market Street Suite 1210, Philadelphia PA 19102

SUBJECT TO COMPLETION, DATED MAY     , 2007

The information in this prospectus is not complete and may be changed. We may not complete the exchange offer and issue these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

Claymont Steel, Inc.

Offer to Exchange all of the Outstanding

$105,000,000 8.875% Senior Notes due 2015

for

$105,000,000 Registered 8.875% Senior Notes due 2015

We are offering to exchange all of our outstanding 8.875% Senior Notes due 2015, which were issued in a private placement on February 15, 2007 and which we refer to as the old notes, for an equal aggregate amount of our registered 8.875% Senior Notes due 2015, which have been registered with the Securities and Exchange Commission, or the Commission, and which we refer to as the exchange notes. The terms of the exchange notes are identical in all material respects to the terms of the old notes, except that the exchange notes will not bear legends restricting their transfer under the Securities Act of 1933, as amended, and certain transfer restrictions, registration rights and additional interest payment provisions relating to the old notes will not apply to the exchange notes.

MATERIAL TERMS OF THE EXCHANGE OFFER

•	The exchange offer expires at 5:00 p.m., New York City time, on , 2007, unless extended.

•	We will exchange all old notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tendered old notes at any time prior to the expiration of the exchange offer.

•

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes.

•

The only conditions to completing the exchange offer are that the exchange offer not violate any applicable law or applicable interpretation of the staff of the Commission and no injunction, order, or decree has been or is issued that would prohibit, prevent or materially impair our ability to proceed with the exchange offer.

•	We will not receive any cash proceeds from the exchange offer.

•	There is no active trading market for the notes and we do not intend to list the exchange notes on any securities exchange or to seek approval for quotations through any automated quotation system.

Before participating in this exchange offer, consider carefully the “ Risk Factors” beginning on page     of this prospectus.

Neither the Commission nor any state securities commission has approved or disapproved of the exchange notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is     , 2007

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include, the words “may,” “could,” “would,” “should,” “believe,” “expect,” “anticipate,” “plan,” “estimate,” “target,” “project,” “intend,” or similar expressions. These statements include, among others, statements regarding our expected business outlook, anticipated financial and operating results, our business strategy and means to implement the strategy, our objectives, the amount and timing of capital expenditures, the likelihood of our success in expanding our business, financing plans, budgets, working capital needs and sources of liquidity.

Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on our management’s beliefs and assumptions, which in turn are based on currently available information. Important assumptions relating to the forward-looking statements include, among others, assumptions regarding demand for our products, the expansion of product offerings geographically or through new applications, the timing and cost of planned capital expenditures, competitive conditions and general economic conditions. These assumptions could prove inaccurate. Forward-looking statements also involve risks and uncertainties, which could cause actual results to differ materially from those contained in any forward-looking statement. Many of these factors are beyond our ability to control or predict. Such factors include, but are not limited to, the following:

•	the cyclical nature of the steel industry and the industries we serve;

•	the availability and cost of scrap, other raw materials and energy;

•	the level of global demand for steel;

•	the level of imports of steel into the United States;

•	excess global steel capacity and the availability of competitive substitute materials;

•	intense competition in the steel industry;

•	currency fluctuations;

•	environmental regulations;

•	unionization of our workforce, related work stoppages, and equipment failures;

•	loss of key personnel; and

•	other factors described in this prospectus. See “Risk Factors.”

We believe the forward-looking statements in this prospectus are reasonable; however, you should not place undue reliance on any forward-looking statements, which are based on current expectations. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

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PROSPECTUS SUMMARY

This summary highlights certain information concerning our business and the exchange offer. It does not contain all of the information that may be important to you and to your investment decision. The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus. Unless the context otherwise indicates or requires:

•	references in this prospectus to the terms the “Company,” “we,” “us,” and “our” refer to Claymont Steel, Inc., the issuer of the notes, and our subsidiary CitiSteel PA, Inc.; and

•	references to the “notes”, refer collectively to the old notes and the exchange notes, and references to the “guarantees” refer collectively to the old guarantees and the registered guarantees.

Our Company

We are the only non-union mini-mill focused on the manufacture and sale of custom discrete steel plate in North America. Our business is customer service oriented in that we focus on small order quantities, short lead times and non-standard dimensions. This orientation, along with our superior product quality, differentiates us from both commodity steel plate manufacturers and our competition in the custom discrete steel plate market. Our manufacturing capabilities enable us to efficiently provide steel plate in non-standard dimensions to customers with distinct product and service needs. Our production capabilities are complemented by our knowledgeable sales force, meticulous quality assurance process, flexible scheduling system and reliable product delivery. Our ability to provide custom sizes, superior customer service, small order quantities and short lead times allows us to obtain premium pricing as compared to commodity steel plate manufacturers and has also garnered us the number one ranking in end-user customer satisfaction in the steel plate industry every year since 2001 according to surveys conducted by Jacobson & Associates, a recognized steel industry consulting firm.

We have the capacity to produce over 500,000 tons of steel plate annually, and we believe that we are a low cost producer of custom discrete steel plate in our primary target market. Our well-maintained facility in Claymont, Delaware conducts a full range of steel-making activities, utilizing an electric arc furnace, slab caster and rolling mill. In 2001, we transitioned our business focus from producing commodity steel plate to producing primarily higher-margin custom discrete steel plate and being customer service oriented. Following the implementation of these initiatives, which included an upgrade and reorientation of our facility, equipment, processes and sales and customer service staff, we have increased our total shipments, custom discrete steel plate shipments and direct sales to end-users, as detailed in the table below.

Tons Shipped:	Year Ended December 31,
	2004	2005	2006
Total	343,758	336,611	395,025	(1)

Product Mix:
Custom Steel Plate	253,615	240,570	252,997
Commodity Steel Plate	90,143	96,041	142,028

Customer Mix:
End-Users	199,504	188,264	207,445
Service Centers	144,254	148,347	187,580

(1)	Total does not include toll processing of 12,158 tons rolled in 2006.

We have a loyal customer base and a high level of customer retention. Our customer base includes, among others, service centers, bridge fabricators, tool and die manufacturers, railcar manufacturers and general fabricators. As a result of our niche focus, commitment to customer service and high quality products, we estimate that we have been able to capture approximately 20% of the custom discrete steel plate market east of the Rocky Mountains.

Market Opportunity

We believe that the supply and demand dynamics in the custom discrete steel plate market will continue to be attractive. The end-markets for custom discrete steel plate are widely varied and include bridges, tools and dies, railcars, oil and gas pipe, heavy equipment, telecommunications towers and other industrial applications. According to various industry sources, many of these markets have exhibited robust demand in recent years, driving strong demand for steel plate that we believe will continue through 2008. Based on these industry sources, we believe that bridge fabricators will increase their orders significantly over the next five years due to the passage of the latest Federal transportation act and highway spending bill. We also believe that demand for steel plate used in the replacement and expansion of oil and gas pipelines will increase significantly in coming years. We believe that the strength and diversity of these end-markets are largely responsible for the steady growth in demand for custom discrete steel plate. While the demand for steel plate is expected to remain strong, we believe that production capacity in the North American market will remain constant. Due to market and regulatory conditions, as well as published reports by domestic steel manufacturers regarding their expansion plans, we believe that no new steel plate capacity is currently planned. Further, we believe importers of steel plate have difficulty competing in the custom product, small quantity, short lead time market that we target.

We are pursuing opportunities to provide our customers with additional value-added services to increase our profitability per ton for custom discrete steel plate. For example, in 2005 we began providing our customers with custom plate burning, which consists of cutting plate into configured shapes and sizes to meet customer needs. Custom-burned plate sells at an average premium of $234 per ton to discrete steel plate based on 2006 prices. Custom plate burning has traditionally been performed by service centers or by customers in-house. However, burning configured parts at our mill benefits both us and the customer because the significant amount of high-grade scrap that results from the process can be reinserted directly into our melt shop, while resulting in a lower cost to the customer by eliminating the freight and handling costs and mark-up associated with shipping this excess steel to the processing location, then to a scrap dealer and then back to the mill. Similar opportunities exist to produce heat treated plate, another value-added service commonly requested by customers. These value-added services appeal to customers who prefer to purchase steel plate from a single supplier that has the ability to provide manufacturing, burning and treatment options to meet their specifications.

Business Strengths

We believe that we have the following competitive strengths:

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Niche Market Focus with Limited Competition. We focus specifically on serving customers with distinct needs in the discrete steel plate market. Our products are delivered in a more timely fashion, with less lead time and provide more value to our customers than non-standard sizes purchased from manufacturers with a broader focus. Custom sizes comprise approximately 67% of our production, which limits our primary competition to a single integrated (i.e. non-mini-mill) producer that is focused principally on serving the commodity steel plate market. In addition, substantially all of the steel plate imported to the United States is in standard sizes and therefore does not compete directly with the majority of our products.

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Production Facility Optimized for Low Cost Production in Market Niche. Our production facility is specifically configured to produce steel plate in non-standard dimensions, in small order quantities and with short lead times. Unlike continuous mills, which are focused on high-volume, continuous runs of commodity plate, our mill is designed to give us the flexibility to schedule individual orders efficiently.

Our rolling mill produces thicker, wider and longer plate than that produced by commodity plate manufacturers and our plant is well-suited for rapid custom order throughput. We believe our mill configuration allows us to be a low-cost producer in our target market.

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Non-Union Workforce. Our non-union workforce provides us significant cost and flexibility advantages. Unlike mills that employ unionized labor, we are able to optimize our headcount to run as efficiently as possible. Many of our skilled workers can perform multiple job functions, allowing for flexibility and rapid changes in production schedules, which we believe would not be possible under many union contracts. In addition, our employees are promoted and rewarded based on performance, which allows us to attract and retain the best employees in key positions.

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Focus on Superior Customer Service. We believe we provide the highest level of customer service and employ the most knowledgeable sales force in the industry. According to Jacobson & Associates, we have ranked first in end-user customer satisfaction among all North American producers of steel plate every year since 2001. An important differentiating component in providing high-quality service is our highly-trained salespeople, who spend significant time collaborating with our customers.

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Loyal and Diverse Customer Base. We have a very strong base of key customers, with no single customer accounting for more than 5% of our sales, and our top 15 customers accounting for 30% of our sales, in 2006. These key customers have an average tenure with us of more than ten years.

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Low Cost Scrap Sourcing. We believe that our scrap sourcing practices and our scrap-rich geographic location enable us to purchase steel scrap at significantly lower prices than many other steel producers. Because we buy smaller quantities of scrap and can accommodate a wide range of scrap grades, we believe we have a significant advantage in securing low-cost scrap. In addition, our proximity to scrap yards in the Delaware Valley provides us great selection, low pricing and inexpensive delivery of our scrap. We believe we realized an average cost advantage over larger steel plate producers of approximately $9 per scrap ton since 2004.

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Significant Barriers to Entry. There are significant barriers to entry to our market niche primarily due to market conditions in the custom steel plate industry, as well as regulatory constraints which we believe restrict the ability to build new facilities or add additional capacity to existing facilities. Based on these factors and published reports by domestic steel manufacturers regarding their expansion plans, we believe that there is no new steel plate capacity expected to come online in the United States. In addition, the plants of many of our larger competitors are optimized for producing standard size plate and do not have the additional capacity or the infrastructure to enter the custom market.

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Experienced Management Team. We have a strong management team with significant experience in the steel industry. On average, our management team has over 26 years of experience in the steel industry and is led by our Chief Executive Officer, Jeff Bradley, who, prior to joining us, spent 22 years with Worthington Industries, a steel processing and steel products company with approximately $3.0 billion in annual revenue. Members of our management team were responsible for engineering our transition to a custom, service-oriented mini-mill and have a strong track record of driving continuous improvement in the business.

Business Strategy

We intend to profitably grow our business by pursuing the following strategies:

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Expand Into New Markets. We believe that identifying and entering new markets is critical for our continued growth. We entered the West Coast market which we believe to be underserved particularly for “Buy American” contracts. Under “Buy American” programs, federal or state projects that have been granted federal funds require contractors to purchase materials that are manufactured domestically. Oregon Steel is the major competitor in the West Coast market and it sources a significant portion of its slabs from foreign sources, which disqualifies the resulting plate from “Buy American” contracts. Sales in this region have grown from 6,000 tons in 2004 to 14,000 tons in 2005 and approximately 23,000 tons in 2006. We expect to ship over 40,000 tons to this market by 2008. We have also entered the specialty segment of the growing oil and gas steel pipe market in 2005 and sold approximately 6,000 tons in 2006.

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Expand Higher Margin, Value-Added Service Offerings. We plan to continue to expand our custom plate burning service offering, which consists of cutting plate into configured shapes and sizes to meet specific customer requirements. This is a high value-added service that eliminates the need for our customers to purchase their plate from service centers or burn plate themselves in-house. In 2006, we sold approximately 15,100 tons of custom-burned plate parts at a selling price of approximately $1,017 per ton (an average premium of $234 over commodity plate prices) and expect to sell 30,000 tons annually by 2008. In addition to custom burning, other opportunities exist to provide value-added services such as producing heat treated plate. Increasing this higher-margin business would enable us to increase profitability without the need to increase production capacity.

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Increase Mill Capacity and Production Efficiency. We increased our annual mill production capacity from 300,000 tons in 2001 to over 350,000 tons in 2004 (on a three shifts basis) with no additional headcount or labor hours and no significant capital investment. This increase was largely due to process improvements such as increasing our overall yield of finished steel plate from melt shop input from 71% to 73%, reducing the rejection rate from 7% to less than 0.5%, and significantly reducing mill downtime. Since June of 2005, we have implemented over $18.0 million of capital improvements, significantly overhauled the plant maintenance organization, and added a fourth crew to reduce overtime costs. Additionally, we have identified other opportunities to increase capacity in our melt shop and plate mill and have identified cost reduction opportunities that are expected to generate approximately $3.0 million of incremental annual cost savings by the end of 2007.

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Further Penetrate Existing Markets. We believe that we have the opportunity to gain additional share in our current markets. Management has identified a list of target accounts that buy steel plate from our competitors. We believe that we can service these customers’ needs more economically and effectively. Management is targeting selling an additional 20,000 tons to these targeted accounts by 2008.

Claymont Steel Holdings, Inc. Initial Public Offering

In December 2006, Claymont Steel Holdings, Inc., our parent, completed its initial public offering of common stock. Upon completion of the offering, H.I.G. Capital LLC, Inc., an affiliate of H.I.G. Capital, LLC, owned 42.6% of the common stock of Claymont Steel Holdings, Inc.

Our principal offices are located at 4001 Philadelphia Pike, Claymont, Delaware 19703-2794. We can be reached by phone at (800) 677-3769 and our website address is www.claymontsteel.com. Information on our website is not a part of this prospectus.

Summary of the Terms of The Exchange Offer

We are offering to exchange $105 million aggregate principal amount of our exchange notes for $105 million aggregate principal amount of our old notes. The following is a brief summary of the terms and conditions of the exchange offer. For a more complete description of the exchange offer, you should read the discussions under the heading “The Exchange Offer.”

Exchange Notes

$105 million aggregate principal amount of 8.875% Senior Notes due 2015. The terms of the exchange notes are identical to the terms of the old notes, except that the exchange notes have been registered under the Securities Act and will not bear legends restricting their transfer under the Securities Act. In addition, certain transfer restrictions, registration rights and additional interest payment provisions relating to the old notes will not apply to the exchange notes.

Old Notes	$105 million aggregate principal amount of 8.875% Senior Notes due 2015, which were issued in a private placement on February 15, 2007.

The Exchange Offer

We are offering to exchange $1,000 principal amount of our exchange notes for each $1,000 principal amount of our old notes. We are making this exchange offer to satisfy our obligations under a registration rights agreement that we entered into with the initial purchasers of the old notes in connection with the private placement.

To exchange your old notes, you must properly tender them in the exchange offer and we must accept your tender. All old notes that you validly tender and do not subsequently validly withdraw will be exchanged in the exchange offer.

We will issue the exchange notes promptly after the expiration of the exchange offer.

Registration Rights Agreement

You are entitled under the registration rights agreement to exchange your old notes for exchange notes with substantially identical terms. This exchange offer is intended to satisfy these rights. After the exchange offer is completed, except as set forth in the next paragraph, you will no longer be entitled to any exchange or registration rights with respect to your old notes.

The registration rights agreement requires us to file a registration statement for a continuous offering in accordance with Rule 415 under the Securities Act for your benefit if you would not receive freely tradable exchange notes in the exchange offer or you are ineligible to participate in the exchange offer, provided that you indicate that you wish to have your old notes registered under the Securities Act. See “The Exchange Offer—Procedures for Tendering.”

Resales of the Exchange Notes	We believe that you may resell, offer for resale, or otherwise transfer any exchange notes issued to you in the exchange offer without complying with the registration and prospectus delivery requirements of the Securities Act if you meet all of the following conditions:

(1)	you acquired the exchange notes in the ordinary course of your business;

(2)	you are not engaging in and do not intend to engage in a distribution of the exchange notes;

(3)	you do not have an arrangement or understanding with any person to participate in the distribution of the exchange notes; and

(4)	you are not an affiliate of ours, as the term “affiliate” is defined in Rule 405 under the Securities Act.

Our belief is based on interpretations by the staff of the Commission, as set forth in no-action letters issued to third parties unrelated to us. We have not asked the staff for a no-action letter in connection with this exchange offer, however, and we cannot assure you that the staff would make a similar determination with respect to the exchange offer.

If you do not meet all of the above conditions, you may incur liability under the Securities Act if you transfer any exchange note without delivering a prospectus meeting the requirements of the Securities Act. We do not and will not assume, or indemnify you against, that liability.

Each broker-dealer that is issued exchange notes in the exchange offer for its own account in exchange for old notes that the broker-dealer acquired as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of the exchange notes. A broker-dealer may use this prospectus for an offer to resell or to otherwise transfer the exchange notes. We have agreed that, for a period of 180 days from the effective date of this registration statement, upon the request of a broker-dealer, we will make this prospectus, as amended or supplemented, available to the broker-dealer for use in connection with any such resale.

Expiration Date

The exchange offer will expire at 5:00 p.m., New York City time, on                     , 2007, unless we decide to extend the exchange offer. We do not intend to extend the exchange offer, although we reserve the right to do so.

Conditions to the Exchange Offer

We will complete the exchange offer only if it will not violate applicable law or any applicable interpretation of the staff of the Commission and no injunction, order or decree has been issued which would prohibit, prevent or materially impair our ability to proceed with the exchange offer. See “The Exchange Offer—Conditions.”

Procedures for Tendering Old Notes Held in the Form of Book-Entry Interests

The old notes were issued as global securities in fully registered form without coupons. Beneficial interests in the old notes that are held by direct or indirect participants in The Depository Trust Company, or DTC, through certificateless depositary interests are shown on, and transfers of the old notes can be made only through, records maintained in book-entry form by DTC with respect to its participants.

If you are a holder of an old note held in the form of a book-entry interest and you wish to exchange your old note for an exchange note pursuant to the exchange offer, you must transmit to The Bank of New York, as exchange agent, on or prior to the expiration of the exchange offer a computer-generated message transmitted by means of DTC’s Automated Tender Offer Program system and forming a part of a confirmation of book-entry transfer in which you acknowledge and agree to be bound by the terms of the letter of transmittal.

The exchange agent must also receive on or prior to the expiration of the exchange offer either:

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a timely confirmation of book-entry transfer of your old notes into the exchange agent’s account at DTC, in accordance with the procedure for book-entry transfers described in this prospectus under the heading “The Exchange Offer—Book-Entry Transfer;” or

•	the documents necessary for compliance with the guaranteed delivery procedures described below.

A letter of transmittal accompanies this prospectus. By delivering a computer-generated message through DTC’s Automated Tender Offer Program system, you will represent to us, among other things, that:

•	you are acquiring the exchange notes in the exchange offer in the ordinary course of your business;

•	you are not engaging in and do not intend to engage in a distribution of the exchange notes;

•	you do not have an arrangement or understanding with any person to participate in the distribution of the exchange notes; and

•	you are not our affiliate.

Procedures for Tendering Certificated Notes

No certificated notes are issued and outstanding as of the date of this prospectus. If you are a holder of book-entry interests in old notes, you are entitled to receive, in limited circumstances, in exchange for your book-entry interests, certificated notes in principal amounts equal to your book-entry interests. See “Description of the Exchange

Notes—Form of Exchange Notes.” If you acquire certificated old notes prior to the expiration of the exchange offer, you must tender your certificated old notes in accordance with the procedures described in “The Exchange Offer—Procedures for Tendering— Certificated Old Notes.”

Special Procedures for Beneficial Owners

If you are the beneficial owner of old notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender your old notes, you should promptly contact the person in whose name your old notes are registered and instruct that person to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your notes, either make appropriate arrangements to register ownership of the old notes in your name or obtain a properly completed bond power from the person in whose name your old notes are registered. The transfer of registered ownership may take considerable time. See “The Exchange Offer—Procedures for Tendering—Procedures Applicable to All Noteholders.”

Guaranteed Delivery Procedures

If you wish to tender your old notes and you cannot get the required documents to the exchange agent on time, you may tender your old notes in accordance with the guaranteed delivery procedures set forth in “The Exchange Offer—Procedures for Tendering—Guaranteed Delivery Procedures.”

Acceptance of Old Notes and Delivery of Registered Notes

Except under the circumstances summarized above under “Conditions to the Exchange Offer,” we will accept for exchange any and all old notes that are properly tendered in the exchange offer prior to 5:00 p.m., New York City time, on the expiration date for the exchange offer. The exchange notes to be issued to you in an exchange offer will be delivered promptly following the expiration of the exchange offer. See “The Exchange Offer—Terms of the Exchange Offer.”

Withdrawal

You may withdraw any tender of your old notes at any time prior to 5:00 p.m., New York City time, on the expiration of the exchange offer. We will return to you any old notes not accepted for exchange for any reason without expense to you as promptly as we can after the expiration or termination of the exchange offer.

Exchange Agent	The Bank of New York is serving as the exchange agent in connection with the exchange offer.

Consequences of Failure to Exchange	If you do not participate or properly tender your old notes in the exchange offer:

•	you will retain old notes that are not registered under the Securities Act and that will continue to be subject to restrictions on transfer that are described in the legend on the old notes;

•	you will not be able, except in very limited instances, to require us to register your old notes under the Securities Act;

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you will not be able to offer to resell or transfer your old notes unless they are registered under the Securities Act or unless you offer to resell or transfer them pursuant to an exemption under the Securities Act; and

•	the trading market for your old notes will become more limited to the extent that other holders of old notes participate in the exchange offer.

Federal Income Tax Consequences	Your exchange of old notes for exchange notes in the exchange offer should not result in any gain or loss to you for U.S. federal income tax purposes. See “United States Federal Taxation.”

Summary of the Terms of the Exchange Notes

Issuer	Claymont Steel, Inc.

Securities Offered	$105.0 million aggregate principal amount of 8.875% Senior Notes due 2015.

Maturity Date	February 15, 2015.

Interest	We pay interest on the notes at an annual rate of 8.875%. We pay interest on the notes semi-annually in cash, in arrears, on each February 15 and August 15, commencing on August 15, 2007.

Guarantees	The notes are unconditionally guaranteed on a senior unsecured basis by each of our existing and future domestic subsidiaries.

Ranking

The notes rank senior in right of payment to all existing and future senior subordinated indebtedness and equal in right of payment with all other existing and future senior indebtedness. The guarantees rank senior in right of payment to all existing and future senior subordinated indebtedness of the guarantors and subordinated to any secured borrowings.

Optional Redemption	On or after February 15, 2011, we have the right to redeem some or all of the notes at the following redemption prices, plus accrued and unpaid interest, if any, to the date of redemption:

For the period below	Percentage
On or after February 15, 2011	104.438%
On or after February 15, 2012	102.219%
On or after February 15, 2013	100.000%

In addition, on or prior to February 15, 2010, we may redeem up to 35% of the aggregate principal amount of the notes at the redemption price described in this prospectus, plus accrued and unpaid interest and Additional Interest, if any, using the proceeds from certain offerings of equity. See “Description of the Exchange Notes—Redemption.”

Change of Control Offer

If we experience a change of control, each holder of the notes has the right to require us to repurchase all or any part of its notes at an offer price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. See “Description of the Exchange Notes—Repurchase upon Change of Control.”

Asset Sale Proceeds

Upon certain asset sales, we may have to use the proceeds to offer to repurchase notes at an offer price in cash equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase. See “Description of the Exchange Notes—Certain Covenants—Limitation on Asset Sales.”

Certain Indenture Covenants	The indenture governing the notes contains covenants that, among other things, limits our ability to:

•	incur or guarantee additional indebtedness or issue certain preferred stock;

•	pay dividends, redeem subordinated debt or make other restricted payments;

•	sell or issue capital stock of our current subsidiary and our future restricted subsidiaries;

•	transfer or sell assets, including capital stock of our subsidiaries;

•	incur dividend or other payment restrictions affecting certain of our subsidiaries;

•	grant liens on our assets;

•	enter into certain transactions with affiliates; and

•	merge, consolidate or transfer substantially all of our assets.

These covenants are subject to a number of important limitations and exceptions. See “Description of the Exchange Notes.”

No Listing	We do not intend to apply for listing of the exchange notes on any securities exchange or for quotation through the National Association of Securities Dealers Automated Quotation System.

Form of Notes

The notes will be represented by one or more global securities deposited with The Bank of New York for the benefit of DTC. You will not receive exchange notes in certificated form unless one of the events set forth under the heading “Description of the Exchange Notes—Form of Exchange Notes” occurs. Instead, beneficial interests in the exchange notes will be shown on, and transfer of these interests will be effected only through, records maintained in book-entry form by DTC with respect to its participants.

Use of Proceeds	We will not receive any cash proceeds upon completion of the exchange offer.

You should refer to the section entitled “Risk Factors-Risks Related to this Exchange Offer and Holding the Notes” for an explanation of certain risks of participating or not participating in the exchange offer.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table presents consolidated summary historical consolidated financial data. The summary historical consolidated summary statement of operations for the year ended December 31, 2004, the periods from January 1, 2005 to June 9, 2005 and June 10, 2005 to December 31, 2005 and the year ended December 31, 2006 and summary balance sheet data as of December 31, 2006 have been derived from, and should be read together with, our audited consolidated financial statements and the accompanying notes, included elsewhere in this prospectus. The summary historical consolidated summary statement of operations for the year ended December 31, 2003 has been derived from our audited consolidated financial statements not included in this prospectus. On June 10, 2005, in accordance with the terms of a stock purchase agreement entered into on April 29, 2005, we were acquired by Claymont Steel Holdings, Inc. Pursuant to the stock purchase agreement, H.I.G. SteelCo, Inc., purchased all of our outstanding capital stock from CITIC USA Holding, Inc. for $74.4 million plus working capital and other adjustments, resulting in an aggregate purchase price of $105.5 million. Immediately following the closing of the transactions contemplated by the stock purchase agreement, H.I.G. SteelCo, Inc. was merged with and into us. Following this merger, Claymont Steel Holdings, Inc. became our sole stockholder. We refer to this transaction as the “Acquisition” in this prospectus. Data for the periods prior to June 10, 2005 is related to our Company prior to the Acquisition. All of the historical consolidated financial information should also be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Historical Consolidated Financial and Operating Data.”

	Predecessor Company			Successor Company
	Year Ended December 31,		January 1, 2005 to June 9, 2005	June 10, 2005 to December 31, 2005	Year Ended Dec. 31, 2006	Pro Forma Year Ended December 31, 2005
	2003	2004
	(dollars in thousands, except per ton data)
Summary Statement of Operations Data:
Sales	$108,510	$239,556	$128,687	$149,683	$333,408	$278,370
Cost of sales	109,075	167,029	78,762	114,136	233,170	177,706
Selling, general and administrative expenses	5,579	8,303	2,535	8,041	19,293	9,668
Income (loss) from operations	(6,144)	64,224	47,390	27,506	80,945	90,996
Net income (loss)	(6,748)	41,969	30,035	10,303	35,733	48,769

Other Operating Data:
Tons shipped	290,780	343,758	148,309	188,440	395,025	336,749
Sales per ton(1)	$373	$697	$868	$794	$837	$827

Other Financial Data:
Capital expenditures	$1,572	$1,638	$416	$5,926	$11,884	$6,342
EBITDA(2)	(1,095)	69,108	49,206	29,286	85,362	93,999
Adjusted EBITDA(2)	(1,095)	69,108	49,206	43,307	85,362	93,999

Successor Company
As of December 31, 2006
(dollars in thousands)
Summary Balance Sheet Data:
Cash and cash equivalents	$18,086
Accounts receivable	41,081
Inventory	40,698
Net property, plant and equipment	24,103
Total assets	139,305
Total debt	168,848
Total stockholder’s equity (deficit)	(61,626)

(1)	Sales per ton for the year ended December 31, 2006 excludes toll processing sales of $2.8 million for 12,158 tons rolled.
(2)

EBITDA, which we define as earnings before interest (income) expense, net, income tax (benefit) expense, depreciation and amortization and Adjusted EBITDA, which we define as earnings before interest (income) expense, net, income tax (benefit) expense, depreciation and amortization as adjusted to remove purchase accounting charges related to the Acquisition are not measures of financial performance under GAAP. EBITDA does not represent and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to net cash provided by operating activities as a measure of our profitability or liquidity. EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations include:

•	they do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, working capital;

•	they do not reflect significant interest expense, or the cash requirements necessary to service interest or principal payments on our revolving credit facility or our floating rate notes;

•	they do not reflect payments made or future requirements for income taxes;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect cash requirements for such replacements; and

•	because not all companies use identical calculations, our presentations of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

We believe, however, that EBITDA and Adjusted EBITDA are a valuable measure of the operating performance of our business and can assist in comparing our performances on a consistent basis without regard to depreciation and amortization. We believe that EBITDA and Adjusted EBITDA are useful to investors in evaluating our operating performance because:

•	securities analysts and other interested parties use it as a measure of financial performance and debt service capabilities;

•

it facilitates our management in measuring operating performance of our business because it assists us in comparing our operating performance on a consistent basis since it removes the impact of items not directly resulting from our operations;

•	it is used by our management for internal planning purposes, including aspects of our consolidated operating budget and capital expenditures; and

•	it is used by our board of directors and management for determining certain management compensation targets and thresholds.

The following table sets forth a reconciliation of EBITDA and Adjusted EBITDA to net income (loss):

	Actual
	Predecessor			Successor		Pro Forma
	Year Ended December 31,		January 1 to June 9, 2005	June 10 to December 31, 2005	Year Ended December 31, 2006	Year Ended December 31, 2005
	2003	2004
	(dollars in thousands)
Net income (loss)	$(6,748)	$41,969	$30,035	$10,303	$35,733	$48,769
Interest (income) expense, net	897	521	(228)	11,618	22,567	14,316
Income tax (benefit) expense	(147)	21,881	17,583	5,686	22,783	28,012
Depreciation & amortization(i)	4,903	4,737	1,816	1,679	4,279	2,902

EBITDA	(1,095)	69,108	49,206	29,286	85,362	93,999
Charge to cost of sales(ii)	—	—	—	14,021	—	—

Adjusted EBITDA	$(1,095)	$69,108	$49,206	$43,307	$85,362	$93,999

(i)

Depreciation and amortization includes depreciation on fixed assets and amortization of intangible assets. Amortization of deferred financing costs is added back to net income as part of interest expense.

(ii)

Represents a charge to cost of sales to account for a non-recurring inventory adjustment related to the write up of finished goods to fair value, as required under purchase accounting for the Acquisition, and the subsequent charge to cost of sales for the portion of finished goods sold during the June 10, 2005 to December 31, 2005 period.

(4)

The ratios of EBITDA to interest expense and net debt to EBITDA are as adjusted for the issuance of the notes and related debt and are supplementary ratios used by investors to measure the leverage of a company relative to its performance. These ratios should be considered in addition to, but not as a substitute for, the ratio of earnings to fixed charges. Our definition of EBITDA may not be the same as other companies’ definitions. As a result, these ratios may not be comparable to similarly titled measures used by other companies. Net debt is defined as total debt, less unrestricted cash and cash equivalents.

(5)

Interest expense is calculated using 8.875% for the notes, LIBOR plus 150 basis points for the senior secured revolving credit facility and LIBOR plus 250 basis points for the secured term loan and includes amortization of deferred financing fees.

R ISK FACTORS

You should carefully consider the following risk factors and the other information in this prospectus before tendering your notes in the exchange offer. The risks described below are not the only ones facing us. Any of the following risks could materially adversely affect our business, financial condition, results of operations or liquidity.

Risks Related to this Exchange Offer and Holding the Notes

There is no active trading market for the notes.

The old notes are not listed, and we do not intend to list the exchange notes, on any securities exchange, and we do not intend to seek approval for quotations through any automated quotation system. We do not anticipate that an active and liquid trading market for the notes will develop as a result of the exchange of the exchange notes for the old notes. For that reason we cannot assure you that:

•	a liquid market for the notes will develop;

•	you will be able to sell your notes;

•	you will receive any specific price upon any sale of the notes.

If a public market for the notes does develop, the notes could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar notes and our financial performance.

You may have difficulty selling the old notes that you do not exchange in this exchange offer.

If you do not participate or properly tender your old notes in this exchange offer:

•	you will retain old notes that are not registered under the Securities Act and that will continue to be subject to restrictions on transfer that are described in the legend on the old notes;

•	you will not be able, except in very limited instances, to require us to register your old notes under the Securities Act;

•

you will not be able to offer to resell or transfer your old notes unless they are registered under the Securities Act or unless you offer to resell or transfer them pursuant to an exemption under the Securities Act; and

•	the trading market for your old notes will become more limited to the extent that other holders of old notes participate in the exchange offer.

If you do not properly tender your old notes, you will continue to hold unregistered old notes and be subject to the same limitations on your ability to transfer old notes.

We will only issue exchange notes in exchange for old notes that are timely received by the exchange agent together with all required documents, including a properly completed and signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the old notes and you should carefully follow the instructions on how to tender your old notes. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the old notes. If you are eligible to participate in the exchange offer and do not tender your old notes or if we do not accept your old notes because you did not tender your old notes properly, then, after we consummate the exchange offer, you will continue to hold old notes that are subject to the existing transfer restrictions and will no longer have any registration rights or be entitled to any additional interest with respect to the old notes. In addition:

•

if you tender your old notes for the purpose of participating in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes; and

•

if you are a broker-dealer that receives exchange notes for your own account in exchange for old notes that you acquired as a result of market making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of those exchange notes.

We have agreed that, for a period of 180 days after the exchange offer is consummated, we will make this prospectus available to any broker-dealer for use in connection with any resales of the exchange notes.

After the exchange offer is consummated, if you continue to hold any old notes, you may have difficulty selling them because there will be fewer old notes outstanding.

Our substantial level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes and otherwise adversely impact our business and growth prospects.

We have a substantial amount of debt totaling, as of December 31, 2006, approximately $168.8 million. In addition, we have the ability to borrow up to $80 million under our senior secured revolving credit facility, of which approximately $63.7 million was drawn as of February 15, 2007.

Our substantial level of indebtedness could have important consequences to you, including the following:

•	it may make it difficult for us to satisfy our obligations under the notes, our other indebtedness and contractual and commercial commitments;

•	we must use a substantial portion of our cash flow from operations to pay interest on the notes and our other indebtedness, which will reduce the funds available to us for other purposes;

•	our ability to obtain additional debt financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes may be limited;

•	our flexibility in reacting to changes in the industry may be limited and we could be more vulnerable to adverse changes in our business or economic conditions in general; and

•	we may be at a competitive disadvantage to those of our competitors who operate on a less leveraged basis.

Furthermore, borrowings under our senior secured revolving credit facility bear interest at variable rates. If these rates were to increase significantly, our ability to borrow additional funds may be reduced, our interest expense would increase, and the risks related to our substantial indebtedness would intensify. See “Description of Senior Secured Revolving Credit Facility.”

In addition, the indenture governing the notes and the credit agreement governing the term loan and our senior secured revolving credit facility contain various restrictive covenants (including in the case of the term loan and our new senior secured revolving credit facility, certain financial covenants). The covenants limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with these covenants would result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness, and have a material adverse effect on our liquidity, financial condition and results of operations.

Despite our substantial level of indebtedness, we may still incur significantly more debt, which could exacerbate any or all of the risks described above.

We may be able to incur substantial additional indebtedness in the future. Although the credit agreement governing the term loan and our senior secured revolving credit facility and the indenture governing the notes limit our ability and the ability of our restricted subsidiaries to incur additional indebtedness, these restrictions are subject to a number of qualifications and exceptions and, under certain circumstances, debt incurred in compliance with these restrictions could be substantial. In addition, the indenture governing the notes will not prevent us from incurring obligations that do not constitute indebtedness. See “Description of the Exchange Notes” and “Description of Senior Secured Revolving Credit Facility.” To the extent that we incur additional indebtedness or such other obligations, the risks associated with our substantial leverage described above, including our possible inability to service our debt, would increase.

We may not be able to generate sufficient cash flow to meet our debt service and other obligations due to events beyond our control.

Our ability to generate cash flows from operations and to make scheduled payments on our indebtedness, including the notes, will depend on our future financial performance. Our future performance will be affected by a range of economic, competitive, legislative, operating and other business factors, many of which we cannot control, such as general economic and financial conditions in our industry or the economy at large. A significant reduction in operating cash flows resulting from changes in economic conditions, increased competition, or other events could increase the need for additional or alternative sources of liquidity and could have a material adverse effect on our business, financial condition, results of operations and prospects and our ability to service our debt, including the notes, and other obligations. If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as reducing or delaying acquisitions and capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking equity capital. We cannot assure you that any of these alternative strategies could be effected on satisfactory terms, if at all, or that they would yield sufficient funds to make required payments on the notes and our other indebtedness. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

We urge you to consider the information under “Capitalization”, “Description of the Exchange Notes” and “Description of Senior Secured Revolving Credit Facility” for more information on these matters.

The indenture governing the notes and the credit agreement governing the new senior secured revolving credit facility and term loan impose significant operating and financial restrictions on us that may prevent us from pursuing certain business opportunities and restrict our ability to operate our business.

The indenture governing the notes and the credit agreement governing our senior secured revolving credit facility and term loan contain covenants that restrict our ability and the ability of our restricted subsidiaries to take various actions, such as:

•	incurring or generating additional indebtedness or issuing certain preferred stock;

•	paying dividends on our capital stock or redeeming, repurchasing or retiring our capital stock or subordinated indebtedness or making other restricted payments;

•	selling or issuing capital stock of our current subsidiary and our future subsidiaries;

•	entering into certain transactions with affiliates;

•	creating or incurring liens on our assets;

•	transferring or selling assets;

•	incurring dividend or other payment restrictions affecting certain of our existing and future subsidiaries; and

•	consummating a merger, consolidation or sale of all or substantially all of our assets.

In addition, the credit agreement governing our senior secured revolving credit facility and term loan includes other and more restrictive covenants, including restrictions on our ability to prepay our other indebtedness, including the notes, while borrowings under our senior secured revolving credit facility remain outstanding. The credit agreement governing our new senior secured revolving credit facility also requires us to achieve specified financial and operating results and maintain compliance with specified financial ratios. Our ability to comply with these ratios may be affected by events beyond our control.

The restrictions contained in the indenture governing the notes and the credit agreement governing our new senior secured revolving credit facility and term loan could:

•	limit our ability to plan for or react to market conditions or meet capital needs or otherwise restrict our activities or business plans; and

•	adversely affect our ability to finance our operations, strategic acquisitions, investments or alliances or other capital needs or to engage in other business activities that would be in our interest.

A breach of any of the restrictive covenants or our inability to comply with the required financial ratios could result in a default under the credit agreement governing our senior secured revolving credit facility and term loan. If a default occurs, the lenders under our senior secured revolving credit facility may elect to:

•	declare all borrowings outstanding thereunder, together with accrued interest and other fees, to be immediately due and payable; or

•	prevent us from making payments on the notes,

either of which would result in an event of default under the indenture governing the notes and could result in a cross default under our other debt instruments. The lenders would also have the right in these circumstances to terminate any commitments they have to provide us with further borrowings. If the borrowings under our senior secured revolving credit facility and the notes were to be accelerated, we cannot assure you that we would be able to repay in full in the notes. See “Description of the Exchange Notes—Certain Covenants.”

We may not have the ability to raise the funds necessary to finance any change of control offer required by the indenture governing the notes.

Upon the occurrence of a “change of control,” as defined in the indenture governing the notes, we will be required to offer to repurchase all outstanding notes at a price equal to 101% of the principal amount of the notes, together with accrued and unpaid interest, if any, to the date of repurchase.

However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of the notes or that restrictions in the credit agreement governing our senior secured revolving credit facility and term loan will not allow such repurchases. If the indebtedness under our senior secured revolving credit facility is not paid, the lenders thereunder may seek to enforce securities interests in the collateral securing such indebtedness thereby limiting our ability to raise cash to purchase the notes and reducing the practical benefit of the offer to purchase provisions of the notes. See “Description of the Exchange Notes—Repurchase upon Change of Control” and “Description of Senior Secured Revolving Credit Facility.”

One of the circumstances under which a change of control may occur is upon the sale or disposition of all or substantially all of our capital stock or assets. However, the phrase “all or substantially all” will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. As a result, there may be a degree of uncertainty in ascertaining whether a sale or disposition of “all or substantially all” of our capital stock or assets has occurred, in which case, the ability of a holder of the notes to obtain the benefit of an offer to repurchase all of a portion of the notes held by such holder may be impaired.

The purchase requirements contained in our debt instruments could also delay or make it harder for others to effect a change of control. However, certain other corporate events, such as a leveraged recapitalization that would increase our level of indebtedness, would not necessarily constitute a change of control under the indenture governing the notes. Upon the occurrence of a change of control we could seek to refinance the indebtedness under our senior secured revolving credit facility and the notes, obtain a waiver from the lenders and the holders of the notes or seek third party financing to repurchase the notes. We cannot assure you, however, that we would be able to obtain waivers or refinance our indebtedness or secure third party financing on commercially reasonable terms, if at all. See “Description of Senior Secured Revolving Credit Facility” and “Description of the Exchange Notes—Repurchase upon Change of Control.”

A court could cancel the notes or the guarantees of our current subsidiary and our future restricted subsidiaries under fraudulent conveyance laws or certain other circumstances.

Our issuance of the notes and the issuance of the guarantees by our existing subsidiary and certain of our future domestic restricted subsidiaries may be subject to review under federal or state fraudulent transfer or similar laws.

All of our existing and future domestic restricted subsidiaries will guarantee the notes. If we or such a subsidiary becomes a debtor in a case under the Bankruptcy Code or encounters other financial difficulty, under federal or state laws governing fraudulent conveyance, renewable transactions or preferential payments, a court in the relevant jurisdiction might avoid or cancel its guarantee. The court might do so if it found that, when the subsidiary entered into its guarantee or, in some states, when payments become due thereunder, (a) it received less than reasonably equivalent value or fair consideration for such guarantee and (b) either (i) was or was rendered insolvent, (ii) was left with inadequate capital to conduct its business, (iii) or believed or should have believed that it would incur debts beyond its ability to pay. The court might also avoid such guarantee, without regard to the above factors, if it found that the subsidiary entered into its guarantee with actual or deemed intent to hinder, delay, or defraud our creditors.

Similarly, if we become a debtor in a case under the Bankruptcy Code or encounter other financial difficulty, a court might cancel our obligations under the notes, if it found that when we issued the notes (or in some jurisdictions, when payments become due under the notes), factors (a) and (b) above applied to us, or if it found that we issued the notes with actual intent to hinder, delay or defraud our creditors.

A court would likely find that a subsidiary did not receive reasonably equivalent value or fair consideration for its guarantee unless it benefited directly or indirectly from the issuance of the notes. If a court avoided such guarantee, holders of the notes would no longer have a claim against such subsidiary. In addition, the court might direct holders of the notes to repay any amounts already received from such subsidiary. If the court were to avoid any guarantee, we cannot assure you that funds would be available to pay the notes from another subsidiary or from any other source.

The indenture states that the liability of each subsidiary on its guarantee is limited to the maximum amount that the subsidiary can incur without risk that the guarantee will be subject to avoidance as a fraudulent conveyance. This limitation may not protect the guarantees from a fraudulent conveyance attack or, if it does, the guarantees may not be in amounts sufficient, if necessary, to pay obligations under the notes when due.

The trading price of the notes may be volatile.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. Any such disruptions could adversely affect the prices at which you may sell your notes or, if issued, the exchange notes. In addition, subsequent to their initial issuance, the notes and, if issued, the exchange notes, may trade at a discount from the initial offering price of the notes, depending on the prevailing interest rates, the market for similar notes, our performance and other factors, many of which are beyond our control.

Changes in respect of public debt ratings of the notes may materially and adversely affect the availability, the cost and the terms and conditions of our debt.

The notes will be, and any of future debt instruments may be, publicly rated by Moody’s Investors Service, Inc. (“Moody’s”) and Standard & Poor’s Rating Services (“S&P”), independent rating agencies. These public debt ratings may affect our ability to raise debt. Any future downgrading of the notes or our debt by Moody’s and S&P may affect the cost and terms and conditions of our financings and could adversely affect the value and trading of the notes.

Risks Related to Our Business and Industry

Our level of production and our sales and earnings are subject to significant fluctuations as a result of the cyclical nature of the steel industry and the industries we serve.

The price of steel and steel products may fluctuate significantly due to many factors beyond our control. This fluctuation directly affects the levels of our production and our sales and earnings. The steel industry is highly cyclical, influenced by a combination of factors, including periods of economic growth or recession, strength or weakness of the U.S. dollar, worldwide production capacity, levels of steel imports and applicable tariffs, as well as general economic conditions and the condition of certain other industries. The demand for steel products is generally affected by macroeconomic fluctuations in the United States and global economies in which steel companies sell their products. Future economic downturns, stagnant economies or currency fluctuations in the United States or globally could decrease the demand for our products or increase the amount of imports of steel into the United States, either of which would decrease our sales, margins and profitability.

In addition, a disruption or downturn in the construction, oil and gas, durable goods, agricultural, commercial equipment, shipbuilding, bridge fabrication or rail transportation industries could negatively impact our financial condition, production, sales, margins and earnings. We are also particularly sensitive to trends and events, including strikes and labor unrest, that may impact these industries. These industries are significant markets for our products and are themselves highly cyclical.

Any decrease in the availability, or increase in the cost, of scrap, other raw materials and energy could materially reduce our earnings.

Our operation depends heavily on the availability of various raw materials and energy resources, including scrap metal, natural gas, electricity, and alloys. The availability of raw materials and energy resources may decrease, and their prices are likely to be volatile as a result of, among other things, changes in overall supply and demand levels and new laws or regulations. Disruption in the supply of our raw materials or energy resources could temporarily impair our ability to manufacture some of our products or require us to pay higher prices in order to obtain these raw materials or energy resources from other sources. If our raw material or energy costs increase, we may not be able to pass these higher costs on to our customers in full or at all. Any increase in the prices for raw materials or energy resources could materially increase our costs and lower our earnings.

Our principal raw material is scrap metal derived primarily from junked automobiles, industrial scrap, railroad cars, railroad track materials and demolition scrap from obsolete structures, containers and machines. The prices for scrap are subject to market forces largely beyond our control, including demand by U.S. and international steel producers, freight costs and speculation. The prices for scrap have varied significantly, may vary significantly in the future and do not necessarily fluctuate in tandem with the price of steel. Since the latter part of 2003 through the present, the price of scrap has risen sharply, largely as a result of foreign scrap demand (particularly from China). If we are unable to pass on the cost of higher scrap prices to our customers we will be less profitable. We may not be able to adjust our product prices, especially in the short term, to recover the costs of increases in scrap prices. Moreover, integrated steel producers are not as dependent as we are on scrap as a part of their raw material melt mix, which, during periods of high scrap costs relative to the cost of blast furnace iron used by the integrated producers, gives them a raw material cost advantage over mini-mills.

Natural gas and electric power are the primary energy resources used at our facility. Prices for natural gas and electricity have fluctuated in recent years. We do not have a long-term supply contract for electricity. Although we continue to evaluate our energy costs and consider ways to factor energy costs into our pricing, energy prices may increase further, which could adversely affect our production costs, competitive position and results of operations. A substantial and prolonged increase in energy costs could have an adverse effect on our margins, earnings and cash flow.

A decrease in the global demand for steel, particularly from China, could have a material adverse effect on global steel pricing and could result in increased steel exports into the United States, which may negatively impact our sales, margins and profitability.

A significant factor in the worldwide strengthening of steel pricing over the past several years has been the explosive growth in Chinese steel consumption, which has vastly outpaced that country’s manufacturing capacity to produce its own steel needs. A combination of a slowdown in China’s economic growth rate and its consumption of steel, coupled with its own expansion of steelmaking capacity, could result in a substantial weakening of both domestic and global steel demand and steel pricing. Should Chinese demand weaken, China might not only become a net exporter of steel but many Asian and European steel producers whose steel output currently feeds China’s steel import needs could find their way into the domestic market, through increased steel imports, thus causing an erosion of margins and a reduction in pricing.

In the recent past, imports of steel into the United States have adversely affected, and may again adversely affect, U.S. steel prices, which would impact our sales, margins and profitability.

Excessive imports of steel into the United States have in recent years exerted, and may again in the future, exert downward pressure on U.S. steel prices and significantly reduce our sales, margins and profitability. According to the American Iron and Steel Institute, imports of steel mill products into the United States constituted 34%, 25.4%, and 25.6% of the domestic steel market supply for 2006, 2005, and 2004 respectively.

U.S. steel producers compete with many foreign producers. Competition from foreign producers is typically strong and periodically exacerbated by weakening of the economies of certain foreign steelmaking countries, while also being further intensified during periods when the U.S. dollar is strong relative to foreign currencies. Economic difficulties in these countries or a reduction in demand for steel produced by these countries tends to encourage greater steel exports to the United States at depressed prices.

In addition, we believe the downward pressure on, and periodically depressed levels of, U.S. steel prices in some recent years has been further exacerbated by imports of steel involving dumping and subsidy abuses by foreign steel producers. Some foreign steel producers are owned, controlled or subsidized by foreign governments. As a result, decisions by these producers with respect to their production, sales and pricing are often influenced to a greater degree by political and economic policy considerations than by prevailing market conditions, realities of the marketplace or consideration of profit or loss. For example, between 1998 and 2001, when imports of hot-rolled and cold-rolled products increased dramatically, domestic steel producers were adversely affected by unfairly priced or “dumped” imported steel. Even though various protective actions taken by the U.S. government during 2001, including the enactment of various steel import quotas and tariffs, resulted in an abatement of some steel imports during 2002 and 2003, these protective measures were only temporary. Many foreign steel manufacturers were granted exemptions from the application of these measures and President Bush, in December 2003, rescinded a substantial part of these protective measures, the so-called Section 201 tariffs, as a result of a November 10, 2003 World Trade Organization ruling declaring that the tariffs on hot-rolled and cold-rolled finished steel imports violated global trade rules, and as a result of economic and political pressures from foreign governments, including threats of retaliatory tariffs on U.S. exports. Moreover, there are products and countries that were not covered by these protective measures, and imports of these exempt products or of products from these countries may have an additional adverse effect upon our revenues and income. In any event, when any of these remaining measures expire or if they are further relaxed or repealed, or if increasingly higher U.S. steel prices enable foreign steelmakers to export their steel products into the United States, even with the presence of duties or tariffs, the resurgence of substantial imports of foreign steel could again create downward pressure on U.S. steel prices.

Excess global capacity and the availability of competitive substitute materials have, at times, resulted in intense competition and may, in the future, cause downward pressure on prices.

Competition within the steel industry, both domestic and worldwide, is intense and is expected to remain so. We compete primarily on the basis of price, quality and the ability to meet customers’ product needs and delivery schedules. The highly competitive nature of the steel industry periodically exerts downward pressure on prices for our products. In the case of certain product applications, we and other steel manufacturers compete with manufacturers of other materials, including plastic, aluminum, graphite composites, ceramics, glass, wood and concrete. The global steel industry is generally characterized by overcapacity, which can have a negative impact on domestic steel prices. This overcapacity has sometimes resulted in high levels of steel imports into the United States exerting downward pressure on domestic steel prices and resulting in, at times, a dramatic reduction in, or in the case of many steel producers, the elimination of, gross margins.

Fluctuations in the relative value of the U.S. dollar and foreign currencies may negatively impact our sales, margins and profitability.

The value of the U.S. dollar against foreign currencies has been generally in decline since 2001. This weakness in the U.S. dollar has contributed to a decrease in foreign steel imports, which has decreased competition for U.S. steel manufacturers and helped to sustain or increase domestic steel prices. If the value of the U.S. dollar strengthens against foreign currencies, steel imports to the United States may increase and put downward pressure on steel prices, which may adversely affect our sales, margins and profitability.

Environmental regulation imposes substantial costs and limitations on our operations.

The risks of substantial costs and liabilities related to compliance with environmental laws and regulations are an inherent part of our business. For the year ended December 31, 2006, we expended $307,000 in environmental compliance. We are subject to various federal, state and local environmental, health and safety laws and regulations concerning such issues as air emissions, wastewater discharges, solid and hazardous waste handling and disposal, and the investigation and remediation of contamination. These laws and regulations are increasingly stringent. It is possible that future conditions may create substantial environmental compliance or remediation liabilities and the cost of compliance and remediation could be substantial. For example, our steelmaking operations produce certain waste products, such as electric arc furnace dust, which are classified as hazardous waste and must be properly disposed of under applicable environmental laws. These laws can impose clean-up liability on generators of hazardous waste and other substances that are disposed of either on or off-site, regardless of fault or the legality of the disposal activities. In addition, in October 2006, the Delaware Department of Natural Resources and Environmental Control issued a Notice of Conciliation and Secretary’s Order requiring us to fund an independent study to determine engineering and operational options to control dust and other particulate emissions and in November 2006 issued a separate Secretary’s Order that requires us to monitor and reduce mercury emissions and in January 2007 we responded to the November 2006 Order. However, the outcome of each of these matters cannot be determined at this time, nor can we estimate the cost of any corrective measures or the possibility or amount of any penalty that may be imposed. Moreover, although we are currently able to purchase automobile-free scrap, which results in lower mercury emissions, on the same terms as scrap that includes automobiles, there can be no assurance that we will continue to be able to do so in the future. Further, other laws may require us to investigate and remediate contamination at our properties, including contamination that was caused in whole or in part by previous owners of our properties. While we believe that we can comply with environmental legislation and regulatory requirements and that the costs of doing so have been included within our budgeted cost estimates, it is possible that such compliance will prove to be more limiting to our operations and more costly than anticipated. In addition to potential clean-up liability, we may become subject to substantial monetary fines and penalties for violation of applicable laws, regulations or administrative orders.

Unionization of our workforce, related work stoppages or unexpected equipment failures may lead to production curtailments or shutdowns.

If our workforce were to elect to be represented by a union, we could experience reduced flexibility in managing our labor resources. Work stoppages or other slowdowns could significantly disrupt our operations, which could have a material adverse effect on our future operating results and financial condition. Our manufacturing processes are dependent upon critical pieces of steelmaking equipment, which may, on occasion, be out of service as a result of unanticipated failures. We have experienced and may in the future experience material plant shutdowns or periods of reduced production as a result of such equipment failures. Interruptions in our production capabilities will inevitably increase our production costs, and reduce our sales and earnings for the affected period. In addition to equipment failures, our facility is subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. Moreover, any interruption in production capability may require us to make significant capital expenditures to remedy the problem, which could have a negative effect on our profitability and cash flows. We may also sustain revenue losses in excess of any recoveries we make under any applicable business interruption insurance coverages we may have. In addition to such revenue losses, longer-term business disruption could result in a loss of customers, which could adversely affect our business, results of operations and financial condition.

We depend on our senior management’s experience and knowledge of our industry, and the loss of any key members of our senior management team could disrupt our operations and harm our business.

Our success depends, in part, on the efforts of certain key individuals, including the members of our senior management team, who have significant experience in the steel industry. If, for any reason, our senior executives do not continue to be active in management, our business, financial condition or results of operations could be adversely affected. We may not be able to attract and retain additional qualified senior personnel with significant steel industry experience as needed in the future. Failure to continue to attract these individuals at reasonable compensation levels could have a material adverse effect on our business, liquidity and results of operations. Although we do not anticipate that we will have to replace any of these individuals in the near future, the loss of the services of any of our key employees could disrupt our operations and have a material adverse effect on our business.

THE EXCHANGE OFFER

Purpose and Effect

We issued the old notes in a private placement on February 15, 2007. The old notes were, and the exchange notes will be, issued under the Indenture, dated February 15, 2007, between us and The Bank of New York, as trustee. In connection with the private placement, we entered into a registration rights agreement, which requires that we file this registration statement under the Securities Act with respect to the exchange notes to be issued in the exchange offer and, upon the effectiveness of this registration statement, offer to you the opportunity to exchange your old notes for a like principal amount of exchange notes. The exchange notes will be issued without a restrictive legend and, except as set forth below, you may reoffer and resell them without registration under the Securities Act. After we complete the exchange offer, our obligation to register the exchange of exchange notes for old notes will terminate. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

Based on an interpretation by the staff of the Commission set forth in no-action letters issued to third parties, if you are not our “affiliate” within the meaning of Rule 405 under the Securities Act or a broker-dealer referred to in the next paragraph, we believe that you may reoffer, resell or otherwise transfer the exchange notes issued to you in the exchange offer without compliance with the registration and prospectus delivery requirements of the Securities Act. This interpretation, however, is based on your representation to us that:

•	the exchange notes to be issued to you in the exchange offer are acquired in the ordinary course of your business;

•	you are not engaging in and do not intend to engage in a distribution of the exchange notes to be issued to you in the exchange offer; and

•	you have no arrangement or understanding with any person to participate in the distribution of the exchange notes to be issued to you in the exchange offer.

If you tender old notes in the exchange offer for the purpose of participating in a distribution of the exchange notes to be issued to you in the exchange offer, you cannot rely on this interpretation by the staff of the Commission. Under those circumstances, you must comply with the registration and prospectus delivery requirements of the Securities Act in order to reoffer, resell or otherwise transfer your exchange notes. Each broker-dealer that receives exchange notes in the exchange offer for its own account in exchange for old notes that were acquired by the broker-dealer as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of those exchange notes. See “Plan of Distribution.”

If you will not receive freely tradable exchange notes in the exchange offer or are not eligible to participate in the exchange offer, you can elect, by indicating on the letter of transmittal and providing certain additional necessary information, to have your old notes registered on a “shelf” registration statement pursuant to Rule 415 under the Securities Act. In the event that we are obligated to file a shelf registration statement, we will be required to keep the shelf registration statement effective for a period of two years following the date of original issuance of the old notes or such shorter period that will terminate when all of the old notes covered by the shelf registration statement have been sold pursuant to the shelf registration statement. Other than as set forth in this paragraph, you will not have the right to require us to register your old notes under the Securities Act. See “—Procedures for Tendering” below.

Consequences of Failure to Exchange

If you do not participate or properly tender your old notes in this exchange offer:

•	you will retain old notes that are not registered under the Securities Act and that will continue to be subject to restrictions on transfer that are described in the legend on the old notes;

•

you will not be able to require us to register your old notes under the Securities Act unless, as set forth above, you do not receive freely tradable exchange notes in the exchange offer or are not eligible to participate in the exchange offer, and we are obligated to file a shelf registration statement;

•

you will not be able to offer to resell or transfer your old notes unless they are registered under the Securities Act or unless you offer to resell or transfer them pursuant to an exemption under the Securities Act; and

•	the trading market for your old notes will become more limited to the extent that other holders of old notes participate in the exchange offer.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letters of transmittal, we will accept any and all old notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. We will issue $1,000 principal amount of the exchange notes in exchange for each $1,000 principal amount of the old notes accepted in the exchange offer. You may tender some or all of your old notes pursuant to the exchange offer; however, old notes may be tendered only in integral multiples of $1,000 in principal amount.

The forms and terms of the exchange notes are substantially the same as the forms and terms of the old notes, except that the exchange notes have been registered under the Securities Act and will not bear legends restricting their transfer. The exchange notes will be issued pursuant to, and entitled to the benefits of, the indenture that governs the old notes. The exchange notes, any remaining old notes and any additional notes issued under the indenture will be deemed one class of notes under the indenture.

As of the date of this prospectus, $105 million in aggregate principal amount of the old notes are outstanding. This prospectus, together with the letter of transmittal, is being sent to all registered holders of old notes and to others believed to have beneficial interests in the old notes. You do not have any appraisal or dissenters’ rights in connection with the exchange offer under Delaware law or the indenture.

We will be deemed to have accepted validly tendered old notes if and when we have given oral or written notice of our acceptance to The Bank of New York, the exchange agent for the exchange offer. The exchange agent will act as our agent for the purpose of receiving from us the exchange notes for the tendering noteholders. If we do not accept any tendered old notes because of an invalid tender, the occurrence of certain other events set forth in this prospectus, or otherwise, we will return certificates for any unaccepted old notes, without expense, to the tendering noteholder as promptly as practicable after the expiration date of the exchange offer.

You will not be required to pay brokerage commissions or fees or, except as set forth below under “—Transfer Taxes,” transfer taxes with respect to the exchange of your old notes in the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, in connection with the exchange offer. See “—Fees and Expenses” below.

Expiration Date; Amendment

The exchange offer will expire at 5:00 p.m., New York City time, on , 2007, unless we determine, in our sole discretion, to extend the exchange offer, in which case it will expire at the later date and time to which it is extended. We do not intend to extend the exchange offer, however, although we reserve the right to do so. If we extend the exchange offer, we will give oral or written notice of the extension to the exchange agent and give each registered holder of old notes notice by means of a press release or other public announcement of any extension prior to 9:00 a.m., New York City time, on the next business day after the scheduled expiration date.

We also reserve the right, in our sole discretion,

•	to accept tendered notes upon the expiration of the tender offer, and extend the exchange offer with respect to untendered notes;

•

to delay accepting any old notes or, if any of the conditions set forth below under “—Conditions” have not been satisfied or waived, to terminate the exchange offer by giving oral or written notice of such delay or termination to the exchange agent; or

•	to amend the terms of the exchange offer in any manner by complying with Rule 14e-l(d) under the Exchange Act to the extent that rule applies.

We will notify you as promptly as we can of any extension, termination or amendment. In addition, we acknowledge and undertake to comply with the provisions of Rule 14e-l(c) under the Exchange Act, which requires us to pay the consideration offered, or return the old notes surrendered for exchange, promptly after the termination or withdrawal of the exchange offer.

Procedures for Tendering

Only a holder of old notes may tender the old notes in the exchange offer. Except as set forth under “—Book-Entry Transfer,” to tender in the exchange offer a holder must complete, sign and date the letter of transmittal, or a copy of the letter of transmittal, have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal and mail or otherwise deliver the letter of transmittal or copy to The Bank of New York, as the exchange agent, prior to the expiration date. In addition:

•	the certificates representing your old notes must be received by the exchange agent prior to the expiration date;

•

a timely confirmation of book-entry transfer of such notes into the exchange agent’s account at The Depository Trust Company, or DTC, pursuant to the procedure for book-entry transfers described below under “—Book-Entry Transfer” must be received by the exchange agent prior to the expiration date; or

•	you must comply with the guaranteed delivery procedures described below.

If you hold old notes through a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your old notes, you should contact the registered holder of your old notes promptly and instruct the registered holder to tender on your behalf.

If you tender an old note and you do not properly withdraw the tender prior to the expiration date, you will have made an agreement with us to participate in the exchange offer in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible institution unless:

•

old notes tendered in the exchange offer are tendered either by a registered holder who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” on the holder’s letter of transmittal or for the account of an eligible institution; and

•	the box entitled “Special Registration Instructions” on the letter of transmittal has not been completed.

If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantee must be by a financial institution, which includes most banks, savings and loan associations and brokerage houses, that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Program or the Stock Exchanges Medallion Program.

If the letter of transmittal is signed by a person other than you, your old notes must be endorsed or accompanied by a properly completed bond power and signed by you as your name appears on those old notes.

If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, those persons should so indicate when signing. Unless we waive this requirement, in this instance you must submit with the letter of transmittal proper evidence satisfactory to us of their authority to act on your behalf.

We will determine, in our sole discretion, all questions regarding the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered old notes. Our determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to certain old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.

You must cure any defects or irregularities in connection with tenders of your old notes within the time period that we determine unless we waive that defect or irregularity. Although we intend to notify you of defects or irregularities with respect to your tender of old notes, neither we, the exchange agent nor any other person will incur any liability for failure to give this notification. Your tender will not be deemed to have been made and your old notes will be returned to you if:

•	you improperly tender your old notes;

•	you have not cured any defects or irregularities in your tender; and

•	we have not waived those defects, irregularities or improper tender.

The exchange agent will return your old notes, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration of the exchange offer.

In addition, we reserve the right in our sole discretion to:

•	purchase or make offers for, or offer exchange notes for, any old notes that remain outstanding subsequent to the expiration of the exchange offer;

•	terminate the exchange offer; and

•	to the extent permitted by applicable law, purchase notes in the open market, in privately negotiated transactions or otherwise.

The terms of any of these purchases or offers could differ from the terms of the exchange offer.

In all cases, the issuance of exchange notes for old notes that are accepted for exchange in the exchange offer will be made only after timely receipt by the exchange agent of certificates for your old notes or a timely book-entry confirmation of your old notes into the exchange agent’s account at DTC, a properly completed and duly executed letter of transmittal, or a computer-generated message instead of the letter of transmittal, and all other required documents. If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if old notes are submitted for a greater principal amount than you desire to exchange, the unaccepted or non-exchanged old notes, or old notes in substitution therefor, will be returned without expense to you. In addition, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the book-entry transfer procedures described below, the non-exchanged old notes will be credited to your account maintained with DTC, as promptly as practicable after the expiration or termination of the exchange offer.

Book-Entry Transfer

The old notes were issued as global securities in fully registered form without interest coupons. Beneficial interests in the global securities, held by direct or indirect participants in DTC, are shown on, and transfers of these interests are effected only through, records maintained in book-entry form by DTC with respect to its participants.

The exchange agent will make a request to establish an account with respect to the old notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in DTC’s systems may make book-entry delivery of old notes being tendered by causing DTC to transfer such old notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. However, although delivery of old notes may be effected through book-entry transfer at DTC, the letter of transmittal or a copy of the letter of transmittal, with any required signature guarantees and any other required documents, must, in any case other than as set forth in the following paragraph, be transmitted to and received by the exchange agent at the address set forth under “—Exchange Agent” on or prior to the expiration date or you must comply with the guaranteed delivery procedures described below.

The Depository Trust Company’s Automated Tender Offer Program, or ATOP, is the only method of processing exchange offers through DTC. To accept the exchange offer through ATOP, participants in DTC must send electronic instructions to DTC through DTC’s communication system instead of sending a signed, hard copy letter of transmittal. DTC is obligated to communicate those electronic instructions to the exchange agent. To tender old notes through ATOP, the electronic instructions sent to DTC and transmitted by DTC to the exchange agent must contain the character by which the participant acknowledges its receipt of, and agrees to be bound by, the letter of transmittal.

If you hold your old notes in the form of book-entry interests and you wish to tender your old notes for exchange for exchange notes, you must instruct a participant in DTC to transmit to the exchange agent on or prior to the expiration date for the exchange offer a computer-generated message transmitted by means of ATOP and received by the exchange agent and forming a part of a confirmation of book-entry transfer, in which you acknowledge and agree to be bound by the terms of the letter of transmittal.

In addition, in order to deliver old notes held in the form of book-entry interests:

•

a timely confirmation of book-entry transfer of such notes into the exchange agent’s account at DTC pursuant to the procedure for book-entry transfers described above must be received by the exchange agent prior to the expiration date; or

•	you must comply with the guaranteed delivery procedures described below.

Certificated Old Notes

Only registered holders of certificated old notes may tender those notes in the exchange offer. If your old notes are certificated notes and you wish to tender those notes in the exchange offer, you must transmit to the exchange agent on or prior to the expiration date a written or facsimile copy of a properly completed and duly executed letter of transmittal, including all other required documents, to the address set forth below under “—Exchange Agent.” In addition, in order to validly tender your certificated old notes:

•	the certificates representing your old notes must be received by the exchange agent prior to the expiration date; or

•	you must comply with the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

If you desire to tender your old notes and your old notes are not immediately available or one of the situations described in the immediately preceding paragraph occurs, you may tender if:

•	you tender through an eligible financial institution;

•

on or prior to 5:00 p.m., New York City time, on the expiration date, the exchange agent receives from an eligible institution, a written or facsimile copy of a properly completed and duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us; and

•

the certificates for all certificated old notes, in proper form for transfer, or a book-entry confirmation, and all other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

The notice of guaranteed delivery may be sent by facsimile transmission, mail or hand delivery. The notice of guaranteed delivery must set forth:

•	your name and address;

•	the amount of old notes you are tendering; and

•

a statement that your tender is being made by the notice of guaranteed delivery and that you guarantee that within three New York Stock Exchange trading days after the execution of the notice of guaranteed delivery, the eligible institution will deliver the following documents to the exchange agent:

•	the certificates for all certificated old notes being tendered, in proper form, for transfer or a book-entry confirmation of tender;

•	a written or facsimile copy of the letter of transmittal or a book-entry confirmation instead of the letter of transmittal; and

•	any other documents required by the letter of transmittal.

Withdrawal Rights

You may withdraw tenders of your old notes at any time prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer.

For your withdrawal to be effective, the exchange agent must receive a written or facsimile transmission of or, for DTC participants, an electronic ATOP transmission of, the notice of withdrawal at its address set forth below under “—Exchange Agent” prior to 5:00 p.m., New York City time, on the expiration date.

The notice of withdrawal must:

•	state your name;

•	identify the specific old notes to be withdrawn, including the certificate number or numbers and the principal amount of the old notes to be withdrawn;

•

be signed by you in the same manner as you signed the letter of transmittal when you tendered your old notes, including any required signature guarantees, or be accompanied by documents of transfer sufficient for the exchange agent to register the transfer of the old notes into your name; and

•	specify the name in which the old notes are to be registered, if different from yours.

We will determine all questions regarding the validity, form and eligibility, including time of receipt, of withdrawal notices. Our determination will be final and binding on all parties. Any old notes withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes that have been tendered for exchange but that are not exchanged for any reason will be returned to you without cost as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under “—Procedures for Tendering” above at any time on or prior to 5:00 p.m., New York City time, on the expiration date.

Conditions

Notwithstanding any other provision of the exchange offer, and subject to our obligations under the related registration rights agreement, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any old notes and may terminate or amend the exchange offer, if at any time before the acceptance of any old notes for exchange any one of the following events occurs:

•	any injunction, order or decree has been issued by any court or any governmental agency that would prohibit, prevent or otherwise materially impair our ability to proceed with the exchange offer; or

•	the exchange offer violates any applicable law or any applicable interpretation of the staff of the Commission.

These conditions are for our sole benefit and we may assert them regardless of the circumstances giving rise to them, subject to applicable law. We also may waive in whole or in part at any time and from time to time any particular condition in our sole discretion. If we waive a condition, we may be required in order to comply with applicable securities laws, to extend the expiration date of the exchange offer. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of these rights and these rights will be deemed ongoing rights which may be asserted at any time and from time to time.

In addition, we will not accept for exchange any old notes tendered, and no exchange notes will be issued in exchange for any tendered old notes if, at the time the notes are tendered, any stop order is threatened by the Commission or in effect with respect to the registration statement of which this prospectus is a part or the qualification of the indenture under the Trust Indenture Act of 1939.

The exchange offer is not conditioned on any minimum principal amount of old notes being tendered for exchange.

Exchange Agent

We have appointed The Bank of New York as exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of the prospectus, the letter of transmittal and other related documents should be directed to the exchange agent addressed as follows:

By registered or certified mail, by hand or by overnight courier:

The Bank of New York

Corporate Trust Operations

Reorganization Unit

101 Barclay Street—Floor 7 East

New York, New York 10286

Attention: Carolle Montreuil

By facsimile:

212-298-1915

By telephone:

212-815-6331

The exchange agent also acts as trustee under the indenture.

Fees and Expenses

We will not pay brokers, dealers or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail. Additional solicitations, however, may be made in person or by telephone by our officers and employees.

We will pay the estimated cash expenses to be incurred in connection with the exchange offer, which includes fees and expenses of the exchange agent and accounting, legal, printing and related fees and expenses.

Transfer Taxes

You will not be obligated to pay any transfer taxes in connection with a tender of your old notes unless you instruct us to register exchange notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder of old notes, in which event the registered tendering holder will be responsible for the payment of any applicable transfer tax.

Accounting Treatment

We will not recognize any gain or loss for accounting purposes upon the consummation of the exchange offer. Emerging Issues Task Force Issue Number 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments, does not require a calculation of gain or loss since the terms of the new notes are not substantially different from the terms of the old notes. We will expense the costs related to the exchange offer in the period in which they are incurred.

USE OF PROCEEDS

We will not receive any cash proceeds upon completion of the exchange offer.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2006, on an actual basis and as adjusted to give effect to the sale of the old notes, entering into our senior secured revolving credit facility and term loan and the application of the proceeds from the offering of the old notes. This presentation should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited condensed consolidated financial statements and the related notes thereto, included elsewhere in this prospectus.

	At December 31, 2006
	Actual	As Adjusted
	(dollars in thousands)
Cash and cash equivalents	$18,086	$219

Total debt:
Senior secured revolving credit facility	$—	$43,700
Term Loan	—	20,000
Senior Secured Floating Rate Notes due 2010	168,848
Senior notes due 2015	—	105,000

Total debt	168,848	168,700
Stockholder’s (deficit)	(61,626)	(69,844)

Total capitalization	$107,222	$98,856

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our historical and pro forma consolidated ratio of earnings to fixed charges for the periods indicated.

	Fiscal Year Ended
	Actual			Pro Forma	Actual
	2002	2003	2004	2005	2006
	(Dollars in thousands)
Earnings	(1,343)	(5,995)	64,418	91,339	82,026
Fixed Charges	854	900	568	14,558	29,272

Ratio of earnings to fixed charges	N/A	N/A	113.4	6.3	2.8

For the purpose of calculating the ratio of earnings to fixed charges, earnings are defined as pre-tax income from continuing operations and fixed charges. Fixed charges are the sum of interest expense and amortized premiums, discounts and capitalized expenses related to indebtedness. The deficiency of earnings to fixed charges was approximately $2.2 million and $6.9 million for 2002 and 2003, respectively.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table sets forth selected historical consolidated financial and operating data. The balance sheet data as of December 31, 2006, 2005 and 2004 and the statement of operations data for each of the year ended December 31, 2004, and for the periods from January 1, 2005 to June 9, 2005 and June 10, 2005 to December 31, 2005 and for the year ended December 31, 2006 are derived from, and should be read together with, the audited consolidated financial statements and the accompanying notes, included elsewhere in this prospectus. The balance sheet data as of December 31, 2002 and 2003 and the statement of operations data for the years ended December 31, 2002 and 2003 are derived from audited financial statements not included in this prospectus. The period from June 10, 2005 to December 31, 2005 is impacted by the purchase price allocation as a result of the Acquisition. Data for periods prior to June 10, 2005 is related to us prior to the Acquisition. All of the selected historical consolidated financial and operating data should also be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors” and our consolidated financial statements and the accompanying notes and other information, included elsewhere in this prospectus.

	Year Ended December 31,			January 1, 2005 to June 9, 2005(1)	June 10, 2005 to December 31, 2005(2)	Year Ended December 31, 2006(2)
	2002(1)	2003(1)	2004(1)
	(dollars in thousands, except for operating data)
Statement of Operations Data:
Sales	$101,736	$108,510	$239,556	$128,687	$149,683	$333,408
Cost of sales	96,738	109,075	167,029	78,762	114,136	233,170

Gross profit	4,998	(565)	72,527	49,925	35,547	100,238
Selling, general and administrative expenses	6,353	5,579	8,303	2,535	8,041	19,293

Income (loss) from operations	(1,355)	(6,144)	64,224	47,390	27,506	80,945
Interest income	6	3	47	228	14	698
Other non-operating income (expense)	6	146	147	—	101	138
Interest expense	(854)	(900)	(568)	—	(11,632)	(23,265)

Income (loss) before income taxes	(2,197)	(6,895)	63,850	47,618	15,989	58,516
Income tax benefit (expense)	763	147	(21,881)	(17,583)	(5,686)	22,783

Net income (loss)	$(1,434)	$(6,748)	$41,969	$30,035	$10,303	$35,733

Other Financial and Operating Data:
Tons shipped	285,675	290,780	343,758	148,309	188,302	395,025
Sales per ton(3)	$356	$373	$697	$868	$794	$837
Capital expenditures	2,896	1,572	1,638	416	5,926	11,884

(1)	Predecessor company.
(2)	Successor company.
(3)	Sales per ton for the year ended December 31, 2006 excludes toll processing sales of $2.8 million for 12,158 tons rolled.

	December 31,
	2002(1)	2003(1)	2004(1)	2005(2)	2006(2)
	(dollars in thousands)
Balance Sheet Data (at period end):
Cash and cash equivalents	$746	$523	$4,177	$2,356	$18,086
Net property, plant, and equipment	33,962	30,631	27,012	14,615	24,103
Total assets	74,363	67,455	102,285	108,391	139,305
Total debt	17,382	19,911	—	170,452	168,848
Total stockholder’s equity (deficit)	41,040	34,308	76,240	(98,422)	(61,626)

(1)	Predecessor company.
(2)	Successor company.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in connection with “Selected Historical Consolidated Financial and Operating Data” and our consolidated financial statements and the accompanying notes, included elsewhere in this prospectus. Some of the statements in the following discussion are forward-looking statements that are based on management’s current expectations, estimates and projections about our business and operations. Our actual results may differ for various reasons, including those described in “Forward-Looking Statements” and in “Risk Factors.”

Overview

We are a non-union, niche mini-mill specializing in the manufacture and sale of custom-order discrete steel plate in the United States and Canada. As a provider of custom-order discrete steel plate, we focus on customers with special product and service needs that are underserved by more traditional commodity-oriented steel plate producers. Our specialized manufacturing capabilities enable us to provide steel plate in non-standard dimensions (i.e., thicker, longer and/or wider) that neither commodity-oriented domestic steel plate manufacturers nor foreign manufacturers typically produce. Custom steel plate usually sells at a premium price to commodity steel plate. We are one of only two mills east of the Rocky Mountains (and the only mini-mill) that regularly offers custom sizes, allowing our customers to eliminate the costs associated with steel service centers for certain applications. Further, we are oriented toward small order quantities and shorter lead times which, along with our product quality and customer service, differentiate us not only from commodity steel plate manufacturers but also our competition in the custom discrete plate market. To leverage our production capabilities, our knowledgeable salesforce collaborates with customers to meet their specific product and service requirements. We focus on building and maintaining long-term relationships with our customers by fulfilling their specific product and service requirements, including providing various non-standard dimensions of plate, and by providing meticulous quality assurance, reliable service and prompt delivery.

The Acquisition

On June 10, 2005, in accordance with a stock purchase agreement entered into on April 29, 2005, we were acquired by H.I.G. SteelCo., Inc. an affiliate of H.I.G. Capital, LLC, which is an affiliate of our parent company’s 46.2% stockholder. Pursuant to the stock purchase agreement, H.I.G. SteelCo. purchased all of our outstanding capital stock from CITIC USA Holding, Inc. for $74.4 million plus working capital and other adjustments, resulting in an aggregate purchase price of $105.5 million.

Immediately following the closing of the transactions contemplated by the stock purchase agreement, H.I.G. SteelCo. was merged with and into us. Following this merger, Claymont Steel Holdings, Inc. became our sole stockholder.

Key Components of Results of Operations

Sales. We derive our sales from the production and sale of steel plate to service centers, bridge fabricators, tool and die manufacturers, railcar manufacturers and general fabricators. Pricing is generally based upon the overall market—which is a function of customer demand and available capacity—and scrap metal costs. We follow the standard industry practice of including a scrap surcharge in our pricing based on the then current cost of scrap metal.

Cost of sales. We classify, in cost of sales, the underlying scrap metal, alloy and flux costs, as well as inbound freight charges. The cost of scrap, alloy and flux represents approximately one-half of total cost of sales. Also included in cost of sales is labor expense for the melt shop, plate mill, maintenance departments and shipping department and the related indirect costs. In addition, energy costs for melting scrap and rolling plate, depreciation expense associated with property, buildings and equipment used in the manufacturing process and facilities expense are included in cost of sales.

Selling, general and administrative expenses. Selling, general and administrative expenses include sales and marketing expenses, accounting expenses, human resources, information technology, executive officers’ compensation and administrative salaries, customer service, general insurance, legal, and professional services and costs not directly associated with the melting and rolling of plate or the delivery costs of our products.

Inventories. Our inventories include labor, material and overhead costs which are stated at the lower of cost or market using the first-in first-out method of accounting. Inventories are comprised of raw materials, work-in-process, finished goods, spare-parts and manufacturing supplies.

Raw material inventory includes the materials consumed by the melt shop to produce steel slabs: scrap steel; alloy and flux. Scrap steel accounts for 70 to 80% of our raw material inventory and is purchased from local scrap dealers and kept in our scrap yard. We typically maintain a 10 to 20 day supply of scrap inventory to support the melt shop and, as available, take advantage of price discounts to purchase larger quantities. We maintain a 15 to 30 day supply of alloy and flux which are also used in the melting process.

Work-in-process inventory is composed of steel slabs of varying sizes and metallurgical grades. The majority of slabs are produced internally by our melt shop. We also purchase slabs from other suppliers in order to supplement our production and, as available, to take advantage of favorable pricing. We typically maintain a 15 to 30 day supply of slabs for use in our plate mill.

Finished goods inventory is composed of rolled steel plate, and a small number of seconds, produced by our plate mill and awaiting shipment to customers. We roll steel plate to fill specific customer orders. The quantity of finished goods inventory is typically 15 to 30 days of sales.

Spare-parts inventory includes replacement parts for machinery and equipment in the melt shop and the plate mill. Parts include motors, coils, bearings, rolls, gearing, crane parts and electrical switchgear. These items typically cost in excess of $25,000. We maintain sufficient spare parts to limit downtime when equipment fails as well as to support preventative maintenance programs.

Manufacturing supplies include items directly consumed in the production of slabs by the melt shop like refractories, electrodes, stirring lances and various types of probes. We maintain sufficient inventory to support melt shop operations. Manufacturing supplies also include store room supplies used by our various operations departments including safety gear, electrical and mechanical supplies and crane supplies.

Operations

The following table sets forth, for the periods indicated, the percentage of sales represented by selected income statement items and information regarding selected balance sheet data. Results for the year ended December 31, 2004 and 2005 are shown pro forma as if the Acquisition occurred at the beginning of those periods.

	Pro Forma
	2004		2005		2006
	$	%	$	%	$	%
Sales
Cost of Goods Sold	239,556	100.0%	278,370	100.0%	333,408	100.0%
Gross Profit	163,902	68.4%	177,706	63.8%	233,170	69.9%

	75,654	31.6%	100,664	36.2%	100,238	30.1%
Selling, General and Administrative Expenses	9,595	4.0%	9,668	3.5%	19,293	5.8%

Income from Operations	66,059	27.6%	90,996	32.7%	80,945	24.3%
Other Income (Expense):
Interest Income	47	0.0%	242	0.1%	698	0.2%
Interest Expense	(14,558)	-6.1%	(14,558)	-5.2%	(23,265)	-7.0%
Other Non-Operating Income	147	0.1%	101	0.0%	138	0.0%

Total Other Income (Expense)	(14,364)	-6.0%	(14,215)	-5.1%	(22,429)	-6.7%

Income Before Income Taxes	51,695	21.6%	76,781	27.6%	58,516	17.6%
Income Tax Expense	(17,505)	-7.3%	(28,012)	-10.1%	(22,783)	-6.8%

Net Income	34,190	14.3%	48,769	17.5%	35,733	10.7%

Interest (Income) Expense, net	14,511	6.1%	14,316	5.1%	22,567	6.8%
Income Tax Expense	17,505	7.3%	28,012	10.1%	22,783	6.8%
Depreciation and Amortization	2,902	1.1%	2,902	1.1%	4,279	1.3%

EBITDA	69,108	28.8%	93,999	33.8%	85,362	25.6%

EBITDA, which we define as earnings before interest (income) expense, net income tax expense, depreciation and amortization, is not a measure of financial performance under GAAP. EBITDA does not represent and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to net cash provided by operating activities as a measure of our profitability or liquidity. We believe, however, that EBITDA is a valuable measure of the operating performance of our business and can assist in comparing our performances on a consistent basis without regard to depreciation and amortization.

2006 Compared to 2005

Discussion and Analysis of Income

			Change
	2006	2005	Amount	%
Sales(1)
Custom	$220,850	$204,341	$16,509	8.1
Standard	104,718	74,029	35,689	48.2
Toll Processing	2,840	—	2,840
Total	$333,408	$278,370	$55,038	19.8

Tons
Custom	252,997	240,570	12,427	5.2
Standard	142,028	96,041	45,987	47.9
Toll Processing	12,158	—	12,158
Total	407,183	336,311	70,572	21.0

Average Selling Price
Custom	$873	$849	$24	2.8
Standard	773	771	2	0.3
Total(2)	$837	$827	$10	1.2

(1)

The Company reclassified sales of secondary tons into the category of “Standard” beginning in 2006 as this categorization better matches the lower average selling price of this plate. Secondary ton sales were approximately 12,900 tons in 2006, 9,300 tons in 2005 and 12,400 tons in 2004.

(2)	Total average selling price excludes toll processing.

Sales

Sales increased 19.8% in 2006 as a result of a 17.4% increase in tons shipped (excluding toll processing) coupled with a 1.2% increase in average selling price. Increased customer demand led by growth in domestic construction and manufacturing, continued economic expansion, and a decline in steel plate imports drove higher shipments. The Company’s capital expenditure program, including the installation of a new electrical drive system, increased plate mill and shipping capacity which provided for the significant increase in plate tons rolled and shipped in 2006. However, melt shop production did not keep pace with the plate mill and the Company consumed 62% more purchased slabs in 2006. Capital expenditures in 2007 are expected to be primarily directed at expanding melt shop capacity and efficiency in order to reduce reliance on purchased slabs.

Average selling price increased 1.2% driven by increased prices for custom and standard sizes. Custom sizes continue to command a price premium, 12.9% average in 2006, over standard sizes.

Average selling price declined modestly in the first quarter of 2007 and should increase in the second quarter as the Company is implementing a $25 per ton price increase and is collecting an additional $35 per ton in raw material surcharge.

Cost of Goods Sold and Gross Profit

				Change
	2006		2005	$	%
Cost of Goods Sold	233,170		177,706	55,464	31.2%
Gross Profit	100,238		100,664	(426)	-0.4%
Gross Profit Margin	30.1%		36.2%		-6.1%

Cost of Goods Sold per Ton Shipped	$589	(1)	$528	$61	11.6%
Raw Materials per Ton Shipped	$337		$284	$53	18.7%
Energy per Ton Shipped	$77		$88	$(11)	-12.5%
Labor	$72		$70	$2	2.9%
Parts	$42		$40	$2	5.0%
Service	$31		$17	$14	82.4%

(1)	2006 Cost of Goods Sold per Ton Shipped excludes toll processing of 12,158 tons and cost of goods sold of $500,000.

Cost of goods sold increased 31.2% in 2006 as a result of a 17.4% increase in tons shipped coupled with an 11.6% increase in cost of goods sold per ton shipped. Cost of goods sold per ton shipped increased to $589 largely because of a $53 per shipped ton increase in raw material costs and a $14 per shipped ton increase in service costs, partially offset by an $11 per shipped ton drop in energy costs.

Raw material costs are comprised of scrap steel, purchased slabs and alloy and flux. In 2006, scrap steel accounted for 64% of raw material costs, a decrease from 67% in 2005 as more purchased slabs were used by the plate mill, and averaged $201 per ton of scrap purchased, an increase of $31 per ton purchased from 2005. Scrap prices began to rise in April 2006 as domestic demand for steel plate grew and higher levels of scrap were being exported from the United States. Scrap reached $216 per purchased ton in the second quarter of 2006 and then dropped to $204 in the fourth quarter. Scrap prices increased to $233 per purchased ton in the first quarter of 2007 and are expected to continue to rise until mid-second quarter when scrap exports should tail-off leading to a modest decline in prices.

Purchased slabs accounted for 20% of raw material costs in 2006, an increase from 17% in 2005 as 62% more purchased slab tons were used by the plate mill, and averaged $490 per purchased ton, an increase of $37 per purchased ton from 2005. Purchased slab prices rose from $370 per purchased ton in the fourth quarter of 2005 to $550 per purchased ton in the fourth quarter of 2006 as world-wide demand increased. In 2006, the Company used 55,000 tons of purchased slabs in the plate mill which increased cost of goods sold $4.2 million above what it would have cost to internally produce those slabs. In 2005, the company used 34,000 tons of purchased slabs which added an incremental $3.5 million to cost of goods sold.

Alloy and flux accounted for 16% of raw material costs in 2006, the same percentage as 2005.

Energy costs declined $11 per shipped ton in 2006 largely as a result of lower electricity rates.

Labor, parts and service costs increased a total of $18 per shipped ton in 2006 partially as a result of the planned two week plate mill shut down in March 2006 for maintenance which added $2.3 million in maintenance-related costs. Costs increased as a result of the implementation of an ongoing scheduled maintenance program in the melt shop and plate mill, designed to increase capacity and improve productivity.

Additionally, in 2006 cost of goods sold was negatively impacted by lower production levels in the melt shop caused by problems with the electrical system supporting the electric arc furnace which forced a reduction in power levels. This significantly decreased productivity, decreasing gross profit by approximately $5.0 million. Capital improvements in the fourth quarter of 2006 and first quarter of 2007 enabled the melt shop to return to normal operations.

Gross profit declined $0.4 million, or 0.4%, in 2006 as a result of the 31.2% increase in cost of goods sold, offset by a 19.8% increase in revenues. Gross margin in 2006 declined to 30.1% from 36.2% in 2005 as cost of goods sold per shipped ton increased $61 while average selling prices increased $10. As costs rose in 2006 from internal operational difficulties, including the electrical field problem and the increase in purchased slabs, the Company was unable to significantly increase selling prices due to overall market constraints.

Selling, General and Administrative Expenses

			Change
	2006	2005	$	%
Selling, General and Administrative Expense	19,293	9,668	9,625	99.6

Selling, general and administrative expenses increased $9.6 million, or 99.6%, in 2006 largely as a result of non-recurring transaction-related and litigation-related expenses and partially from increased costs associated with expanded capacity. Total non-recurring costs in 2006 were $6.5 million and included $2.0 million for the settlement of litigation with CITIC Holdings USA, Inc., our former owner, $3.0 million paid to H.I.G. Capital, a major stockholder, to terminate a management agreement, $0.7 million paid in annual management fees to H.I.G., prior to cancellation of the agreement, and $0.6 million to write-off the Company’s prior trade name.

To support continued growth the Company added 5 salespeople and 3 administrative people in 2006, bringing total selling, general and administrative headcount to 47. In total, compensation expense increased $1.8 million in 2006 as a result of increased headcount, normal raises and a full-year of our CEO’s salary and bonus. In addition, legal, accounting and tax services increased by $0.7 million as the Company issued and registered its notes and effected an initial public offering.

Interest Income and Expense

			Change
	2006	2005	$	%
Interest Income	698	242	456	188.4
Interest Expense	(23,265)	(14,558)	(8,707)	-59.8

Interest income is earned on overnight deposits of available cash balances and increased in 2006 as the Company accumulated earnings. The Company had an average available cash balance of $15.5 million in 2006 and earned an average yield of 4.5%. The Company ended 2006 with $24.4 million of available cash balances.

Interest expense is comprised of interest, amortization of original issue discount and amortization of deferred financing fees on the Company’s notes. Interest expense increased by $8.7 million in 2006 as a result of the 2005 period being adjusted to include the pro forma results of the newly issued debt. On February 15, 2007, the Company completed a refinancing of the floating rate notes. As part of the refinancing, the Company entered into an $80 million senior secured credit facility consisting of a $20 million term loan and a $60 million revolving credit facility. The Company also completed the sale of $105 million of 8.875% senior notes due 2015. As a result, the floating rate notes were redeemed in full on March 19, 2007. Interest expense for 2007 is expected to total $15 million. The newly issued debt carries a significantly lower interest rate than the floating rate notes. The interest rate on the new debt is as follows: $105 million of senior notes bearing interest at 8.875%; $43.7 million outstanding on the revolving credit facility at 6.85%; and a $20.0 million term loan at 7.85%, which in total averages 8.23%. In 2006, the average interest rate on the Company’s outstanding debt, the $170.1 million of floating rate notes, was 12.57%.

Income Tax Expense

			Change
	2006	2005	$	%
Income Tax Expense	(22,783)	(28,012)	(5,229)	-18.7

Income tax expense declined by $5.2 million in 2006 as a result of a $18.3 million decline in pre-tax income. The Company had an effective tax rate of 38.9% in 2006 and 36.5% in 2005. The effective tax rate increased in 2006 as a result of the recognition of certain state tax liabilities.

Net Income

			Change
	2006	2005	$	%
Net Income	35,733	48,769	(13,036)	-26.7

Net income declined $13.0 million in 2006 as a result of a $10.1 million decline in income from operations—largely caused by $6.5 million of non-recurring selling, general and administrative expenses and an $8.7 million increase in interest expense as a result of 2005 results including pro forma adjustments for the lower interest rate associated with the new debt, and partially offset by lower income taxes.

EBITDA

EBITDA, which we define as earnings before interest (income) expense, net income tax expense, depreciation and amortization, is not a measure of financial performance under GAAP. EBITDA does not represent and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to net cash provided by operating activities as a measure of our profitability or liquidity. We believe, however, that EBITDA is a valuable measure of the operating performance of our business and can assist in comparing our performances on a consistent basis without regard to depreciation and amortization. The following table sets forth a reconciliation of EBITDA from net income, which management believes is the most nearly equivalent measure under GAAP for the reporting periods indicated:

			Change
	2006	2005	$	%
Net Income	35,733	48,769	(13,306)	-26.7
Interest (Income) Expense, net	22,567	14,316	8,251	57.6
Income Tax Expense	22,783	28,012	(5,229)	-18.7
Depreciation and Amortization	4,279	2,902	1,377	47.5

EBITDA	85,362	93,999	(8,637)	-9.2

EBITDA declined by $8.6 million in 2006 largely as a result of $6.5 million of non-recurring selling, general and administrative expenses coupled with expenses incurred to support sales growth. Adjusted EBITDA includes the add-back of non-cash compensation pursuant to vesting under the Company’s stock option and restricted stock program. These non-cash compensation amounts totaled $0.3 million in 2006 and are expected to increase significantly in 2007.

2005 Compared to 2004

Discussion and Analysis of Income

			Change
	2005	2004	$	%
Sales
Custom	204,341	177,068	27,273	15.4%
Standard	74,029	62,488	11,541	18.5%

Total	278,370	239,556	38,814	16.2%

Tons
Custom	240,570	253,615	(13,045)	-5.1%
Standard	96,041	90,143	5,898	6.5%

Total	336,611	343,758	(7,147)	-2.1%

Average Selling Price
Custom	$849	$698	151	21.7%
Standard	$771	$693	78	11.2%
Total	$827	$697	130	18.7%

Sales

Sales increased 16.2% in 2005 as a result of an 18.7% increase in average selling price partially offset by a 2.1% decline in tons shipped. Selling prices increased significantly through 2004, from an average of $481 per ton in the first quarter to $809 per ton in the fourth quarter, as customer demand increased and scrap and energy costs rose. Selling prices remained relatively stable from the fourth quarter of 2004 through the second quarter of 2005 and then declined to $773 per ton in the third quarter. Then, prices began to rise again, averaging $806 in the fourth quarter of 2005.

Cost of Goods Sold and Gross Profit

			Change
	2005	2004	$	%
Cost of Goods Sold	177,706	163,902	13,804	8.4
Gross Profit	100,664	75,654	25,010	33.1
Gross Profit Margin	36.2%	31.6%	25%	4.6

Cost of Goods Sold per Ton Shipped	528	477	51	10.7
Raw Materials per Ton Shipped	284	280	4	1.4
Energy per Ton Shipped	88	59	29	49.2
Labor	70	59	11	18.6
Parts	40	30	10	33.3
Service	17	15	2	13.3

Cost of goods sold increased 8.4% in 2005 as a result of a 10.7% increase in cost of goods sold per shipped ton partially offset by a 2.1% decline in tons shipped. Cost of goods sold per shipped ton increased to $528 largely because of a $29 per shipped ton increase in energy costs, an $11 per shipped ton increase in labor costs and a $10 per shipped ton increase in parts.

Energy costs per ton shipped increased 49% in 2005 as a result of significantly higher electricity rates which increased from $0.037 per KWH in January 2004 to $0.060 in December 2004. Rates declined somewhat at the beginning of 2005, until July when rates rose dramatically, reaching $0.100 in December 2005.

Labor and parts costs per ton shipped increased in 2005 as the Company transitioned from its previous owner and implemented a more rigorous and regular plant maintenance program.

Gross profit increased $25.0 million, or 33.1%, in 2005 as a result of the 18.6% increase in average selling price, partially offset by the 10.7% increase in cost of goods sold per shipped ton. As a result, gross margins in 2005 increased to 36.2% from 31.6% in 2004 as average selling price increased by $130 per shipped ton and cost of good sold increased only $51 per shipped ton.

Selling, General and Administrative Expenses

			Change
	2005	2004	$	%
Selling, General and Administrative Expense	9,668	9,595	73	0.8

Selling, general and administrative expenses remained relatively flat in 2005.

Interest Income and Expense

			Change
	2005	2004	$	%
Interest Income	242	47	195	414.9
Interest Expense	(14,558)	(14,558)	—	—

Interest expense remained flat in 2005.

Income Tax Expense

			Change
	2005	2004	$	%
Income Tax Expense	(28,012)	(17,505)	10,507	60.0

Income tax expense increased by $10.5 million in 2005 as a result of pre-tax income growing $25.1 million from 2004 and due to the effective tax rate increasing to 36.5%, from 33.9% in 2004. The effective tax rate increased in 2005 as a result of the Company’s prior net operating loss carry forward being fully utilized in 2004.

Net Income

			Change
	2005	2004	$	%
Net Income	48,769	34,190	14,579	42.6

Net income increased $14.6 million in 2005 as a result of a $24.9 million increase in income from operations partially offset by higher income tax expense.

EBITDA

EBITDA, which we define as earnings before interest (income) expense, net income tax expense, depreciation and amortization, is not a measure of financial performance under GAAP. EBITDA does not represent and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to net cash provided by operating activities as a measure of our profitability or liquidity. We believe, however, that EBITDA is a valuable measure of the operating performance of our business and can assist in comparing our performances on a consistent basis without regard to depreciation and amortization. The following table sets forth a reconciliation of EBITDA from net income, which management believes is the most nearly equivalent measure under GAAP for the reporting periods indicated:

			Change
	2005	2004	$	%
Net Income	48,769	34,190	14,579	42.6
Interest (Income) Expense, net	14,316	14,511	(195)	-1.3
Income Tax Expense	28,012	17,505	10,507	60.0
Depreciation and Amortization	2,902	2,902	—	—

EBITDA	93,999	69,108	24,891	36.0

EBITDA increased by $24.9 million in 2005 largely as a result of the 18.7% increase in average selling price offset by a 10.7% increase in cost of goods sold per ton shipped.

Liquidity and Capital Resources

Our ongoing working capital requirements are largely driven by our level of accounts receivable and inventory and our capital expenditures. Ongoing accounts receivable balances will be determined by future sales and customer payment terms. Customer payment terms are expected to remain at the current level of 30 to 45 days with certain customers given a small discount for more rapid payment. Inventory balances will largely be determined by levels of scrap and purchased slab inventory. We carefully control our scrap purchases in order to match inventory levels to production requirements and may, from time to time, take advantage of opportunities to purchase excess scrap at advantageous pricing. Likewise, we attempt to match slab purchases to production requirements. Slab purchases typically require long lead times, and we may also purchase excess slab inventory at advantageous pricing.

At December 31, 2006, Claymont Steel’s liquidity consisted of cash and funds available under the $20.0 million Claymont Steel credit agreement totaling approximately $37.6 million. Net working capital at December 31, 2006 increased $28.8 million to $72.0 million from $43.3 million at December 31, 2005 primarily due to a $15.7 million increase in cash, a $4.7 million increase in inventories, largely related to raw material purchases and a $4.8 million decrease in due to seller related to the settlement with CITIC. The percentage of long-term debt to total capital was 157% at December 31, 2006 and 237% at December 31, 2005. We believe the funds provided by operations, together with borrowings under the Claymont Steel credit agreement will be adequate to meet future capital expenditure and working capital requirements for existing operations for at least the next twelve months.

Cash Flows

Operating Activities. Net cash flows provided by operating activities were $29.9 million for the year ended December 31, 2006, $28.3 million for the period of June 10, 2005 to December 31, 2005, $36.5 million for the period from January 1 to June 9, 2005, and $24.9 million for fiscal 2004.

During the year ended December 31, 2006 net income adjusted for non-cash items provided $41.6 million in cash from operating activities, and growth in inventory to support accelerating sales used $4.7 million of cash. An increase in accounts receivable used $2.3 million of cash. Further, the Company used $6.2 million in cash to settle the CITIC litigation regarding the working capital adjustment in connection with the Acquisition. $4.3 million of the CITIC settlement was applied to the due to seller liability and $1.9 million was charged to operating expense.

During the period from June 10 to December 31, 2005, net income adjusted for non-cash items provided $10.7 million in cash from operating activities and growth in accounts receivable used $8.8 million of cash. The growth in accounts receivable was caused by an increase in days-sales-outstanding, from 36 days at the beginning of the period to 48 days at the end of the period, as certain large customers were granted longer payment terms. Inventories declined $9.9 million as the non-cash purchase accounting inventory write-up of $14.0 million, made at the time of the Acquisition, was expensed. Accounts payable grew $8.4 million as a result of negotiating extended terms with our vendors.

During the period from January 1 to June 9, 2005, net income adjusted for non-cash items provided $32.0 million in cash from operating activities. Inventories declined $5.3 million as a result of a decline in average scrap price from $204 per ton at the beginning of the period to $150 per ton at the end of the period.

Net cash provided by operations increased by $25.3 million from fiscal 2003 to fiscal 2004 as a result of an increase of $53.1 million in net income adjusted for non-cash items. Accounts receivable and inventories increased $14.6 million in fiscal 2004 as a result of a 121% increase in net sales which was the result of an 18% increase in shipped tons and a $324 per ton increase in average selling price (including a $90 per ton average raw material surcharge).

Investing Activities. Cash flows used by investing activities were $11.9 million for the year ended December 31, 2006. Cash flows used in investing activities were $106.8 million for the period of June 10, 2005 to December 31, 2005, $0.4 million for the period from January 1 to June 9, 2005, and $1.4 million in fiscal 2004.

During the year ended December 31, 2006, we spent $11.9 million on capital expenditures. Major capital projects in this period included completing the upgrade to the plate mill electrical drive system, enhancing the plate mill reheat furnace, replacing the 2 hi motor in the plate mill and renovating office space.

During the period from June 10 to December 31, 2005, we used $100.8 million of cash to acquire Claymont Steel and spent $5.9 million on capital expenditures. Major capital projects in this period included upgrading the plate mill electrical drive system, purchasing a second ladle for the melt shop, enhancing the cooling tower and adding a bag room. These projects enhanced the efficiency and reliability of the plate mill and the melt shop.

During the period from January 1 to June 9, 2005, we spent $0.4 million on capital expenditures, essentially deferring all major projects until after the Acquisition.

During fiscal 2004, we spent $1.6 million on capital expenditures, which amount was sufficient to maintain the facilities, but it did not provide expansion capacity.

Financing Activities. Cash flows used in financing activities were $2.3 million for the year ended December 31, 2006. Cash flows provided by financing activities were $49.7 million for the period from June 10, 2005 to December 31, 2005. Cash flows used in financing activities were $9.3 million for the period from January 1 to June 9, 2005 and $19.9 million in fiscal 2004.

During the year ended December 31, 2006, we repaid $1.9 million of the Claymont Steel floating rate notes as required pursuant to an excess cash flow covenant in the indenture governing the floating rate notes and incurred $0.8 million of deferred financing fees related to the issuance of the floating rate notes.

During the period of June 10 to December 31, 2005, the floating rate notes were issued for cash proceeds of $170.5 million, and we paid a dividend of $108.7 million to our stockholder and incurred deferred financing costs related to the notes and the original Acquisition debt of $12.0 million.

During the period of January 1 to June 9, 2005, we paid a $9.3 million dividend on the preferred stock.

During fiscal 2004, we repaid our line of credit of $16.5 million and the note payable of $3.4 million to our former parent from cash provided by operating activities.

Capital Expenditures

Capital expenditures were $11.9 million in the year ended December 31, 2006, compared to $5.9 million in the period of June 10 to December 31, 2005. We are undertaking a number of deferred capital projects including capacity enhancement and efficiency improvement projects. Capital expenditures are projected to be approximately $15.0 million in 2007 and approximately $10.0 million in 2008. The planned capital expenditures for 2007 and 2008 are a result of our initiatives to increase plant capacity and to reduce operating costs.

Contractual Obligations

The following is a summary of our significant contractual obligations by year as of December 31, 2006.

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(dollars in thousands)
Pension obligations(1)	N/A	—	N/A	N/A	N/A
Operating lease obligations	$1,193	$395	$594	$204	—
Service agreement(2)	2,418	322	645	645	806
Letters of credit	550	550	—	—	—
Management agreement(3)	—	—	—	—	—
Revolving credit facility and related interest(4)	167	100	67	—	—
Floating rate notes and related interest(5)	251,184	22,114	44,228	184,842	—

	$255,512	$23,481	$45,534	$185,691	$806

(1)	With the exception of 2006, which is $0, we are not able to reasonably estimate future obligation.
(2)	Service agreement relates to contract with third party for scarfing of slabs.
(3)	The management agreement was cancelled in connection with Holdings’ IPO by a $3.0 million payment from Holdings to its principal stockholder.
(4)	Unused commitment fee on credit agreement calculated at 0.5% multiplied by the $20.0 million commitment. The credit agreement was amended in February 2007.
(5)

All of the outstanding Claymont Steel floating rate notes were redeemed in March 2007 for approximately $176.4 million with the proceeds of new senior notes in aggregate principal amount of $105 million, a term loan in the amount of $20.0 million, borrowings of $43.7 million under a senior secured revolving credit facility and existing cash.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk. We are exposed to market risk in the form of interest rate risk relating to borrowings under our credit agreement. Revolving credit loans under our credit agreement accrue interest at floating rates equal to the prime rate of interest or LIBOR plus 1.00%, as applicable per annum. Advances under the letters of credit under our credit agreement accrue interest at floating rates equal to LIBOR plus 1.00% per annum. Borrowings under our term loan accrue interest at floating rates equal to LIBOR plus 2.50% per annum. Because the prime and LIBOR rates may increase or decrease at any time, we are subject to the risk that they may increase, thereby increasing the interest rates applicable to our borrowings under our credit agreement. Increases in the applicable interest rates would increase our interest expense and reduce our net income. We do not have any instruments, such as interest rate swaps or caps, in place that would mitigate our exposure to interest rate risk relating to these borrowings. At December 31, 2006, there were no amounts outstanding under our credit agreement. At February 15, 2007, $63.7 million was outstanding under our amended credit agreement. The effect of a hypothetical 1% increase in interest rates, based on the amount outstanding under our amended credit agreement at February 15, 2007, would increase our annual interest expense by $0.6 million and decrease our net income by approximately $0.3 million.

Commodity Price Risk. In the ordinary course of business, we are exposed to market risk for price fluctuations of raw materials and energy, principally scrap steel, steel slabs, electricity and natural gas. We attempt to negotiate the best prices for our raw materials and energy requirement and to obtain prices for our steel products that match market price movements in response to supply and demand. We introduced a raw material surcharge in January 2004 designed to pass through increases in scrap steel costs to our customers. Our surcharge mechanism has worked effectively to reduce the impact of increased scrap costs so we can maintain higher and more consistent gross margins. Any increase in the prices for raw materials or energy resources could materially increase our costs and lower our earnings.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. This provides a basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and these differences may be material. We believe that our significant accounting policies, as discussed in the “Notes to Consolidated Financial Statements,” included elsewhere in this prospectus, involve a higher degree of judgment and complexity.

Accounts Receivable and Allowance for Doubtful Accounts. Accounts receivable represented 29% and 36% of our total assets at December 31, 2006 and December 31, 2005, respectively. Accounts receivable, net of a reserve for doubtful accounts, are carried at net realizable value, which is estimated based on the expected collectibility of each individual customer account. We establish reserves for doubtful accounts on a case-by-case basis when we believe the payment of amounts owed to us is unlikely to occur. In establishing these reserves, we consider our historical experience, changes in our customer’s financial position, and any disputes with customers. We derive a significant portion of our revenues from steel service centers and fabricators and construction-related industries and our receivables are concentrated in those industries. If the financial condition of our clients were to deteriorate, additional allowances may be required. During the year ended December 31, 2006, we increased the allowance for doubtful accounts through charges to expense of $0.2 million. For the period from June 10 to December 31, 2005, we increased the reserve by $0.3 million. In fiscal 2004, we increased the reserve by $0.8 million. The allowance was decreased for write-offs and recoveries of specifically identified uncollectible accounts by $0.7 million, $0.0 million and $0.6 million, respectively.

The reserve for doubtful accounts totaled $0.4 million at December 31, 2006, $1.3 million at December 31, 2005 and $1.0 million at each of June 9, 2005 and December 31, 2004.

Inventories. Inventories represented 29% and 33% of our total assets at December 31, 2006 and December 31, 2005, respectively. Inventories include raw materials consisting of scrap steel, alloys and flux and work-in-process consisting of steel slabs, finished plate, manufacturing supplies and spare parts. Inventories include labor and overhead and are recorded at the lower of cost (first-in, first-out method) or market. We review whether the realizable value of this inventory is lower than its book value. If our valuation is lower than its book value, we take a charge to expense and directly reduce the value of the inventory. We do not maintain a separate inventory reserve account.

Property, Plant and Equipment. Property, plant and equipment represented 17% and 13% of our total assets at December 31, 2006 and December 31, 2005, respectively. We determine the carrying value of these assets based on our property and equipment accounting policies, which incorporate our estimates, assumptions and judgments relative to capitalized costs and useful lives of our assets.

Our property and equipment accounting policies are designed to depreciate our assets over their estimated useful lives. The assumptions and judgments we use in determining the estimated useful lives reflect both historical experience and expectation regarding future operations. The use of different estimates, assumptions and judgments in the establishment of the property and equipment accounting policies would likely result in different net book values of our assets and results from operations. We review our property and equipment for impairment when events or circumstances change indicating the carrying value of the assets may be impaired.

Revenue Recognition. We recognize revenue when the steel plate is shipped to our customers. We ship plate after we determine that it meets customer specifications. We establish reserves for sales returns and allowances based on our historical experience and future expectations. During the year ended December 31, 2006, we increased the allowance for sales returns and allowances through charges to expense of $1.2 million, and for the period from June 10 to December 31, 2005, we increased the reserve by $0.2 million. For the period of January 1 to June 9, 2005, we increased the reserve by $0.1 million, and in fiscal 2004, we increased the reserve by $1.4 million. The allowance was decreased for actual returns and allowances by $0.7 million, $0.2 million, $0.7 million and $0.6 million, respectively.

The reserve for sales returns and allowances totaled $0.3 million at December 31, 2006, $0.2 million at December 31, 2005, $0.2 million at June 9, 2005 and $0.9 million at December 31, 2004.

Recently Issued Accounting Pronouncements

We adopted SFAS No. 151, Inventory Costs, on January 1, 2006. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facility. In accordance with SFAS No. 151, we recorded a $2.3 million charge in the thirteen weeks ended April 1, 2006 for maintenance related costs from a planned shut down of the plate mill in March 2006. The adoption did not change the manner in which we previously recorded these expenses and did not have a significant impact on its consolidated financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets an amendment of APB Opinion No. 29. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. We adopted SFAS No. 153 effective January 1, 2006 and its adoption did not have a significant impact on its consolidated financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123R”). This Statement requires companies to record compensation expense for all share based awards granted subsequent to the adoption of SFAS No. 123R. In addition, SFAS No. 123R requires the recording of compensation expense for the unvested portion of previously granted awards that remain outstanding at the date of adoption. We adopted SFAS No. 123R on January 1, 2006 and the adoption did not have a significant impact on its consolidated financial position or results of operations.

In March 2005, the FASB issued FASB Interpretation (“FIN”) No. 47, Accounting for Conditional Asset Retirement Obligations (“FIN No. 47”), which is effective no later than the end of fiscal years ending after December 15, 2005. FIN No. 47 clarifies that the term conditional asset retirement obligation as used in SFAS

No. 143, Accounting for Asset Retirement Obligations (“SFAS No. 143”). Conditional asset retirement obligation refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. At the adoption of FIN No. 47, we recorded a $550,000 asset retirement liability on the December 31, 2005 balance sheet to cover replacement and remediation of certain assets, including removal and replacement of transformers containing PCB’s and removal of certain contaminated smoke stacks.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (“SFAS No. 154”). This Statement requires retrospective application to prior periods’ financial statements of voluntary changes in accounting principles unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 makes a distinction between “retrospective application” of an accounting principle and the “restatement” of financial statements to reflect the correction of an error. SFAS No. 154 replaces Accounting Principles Bulletin (“APB”) No. 20, Accounting Changes (“APB No. 20”), and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. APB No. 20 previously required that most voluntary changes in accounting principle be recognized by including the cumulative effect of changing to the new accounting principle in the net income of the period of the change. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 (Accounting for Derivative Instruments and Hedging Activities) and No. 140 (Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities), which permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. In addition, SFAS No. 155 established a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation under the requirements of Statement No. 133. This Statement will be effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We will adopt this Statement effective January 1, 2007. Based on our current evaluation of this Statement, we do not expect this adoption of SFAS No. 155 to have a material effect on our financial statements.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140. This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement clarifies when servicing rights should be separately accounted for, requires companies to account for separately recognized servicing rights initially at fair value, and gives companies the option of subsequently accounting for these servicing rights at either fair value or under the amortization method. This Statement will be effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006. We will adopt this Statement effective January 1, 2007. Based on our current evaluation of this Statement, we do not expect the adoption of SFAS No. 156 to have a material effect on our financial statements.

In June 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes (“FIN No. 48”), which is effective in fiscal years beginning after December 15, 2006. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company has adopted FIN No. 48 as of January 1, 2007 and the adoption did not have a material impact on its consolidated financial condition or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This Statement defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. This statement is effective for the financial statements for fiscal years beginning after November 15, 2007. We have not yet evaluated the impact of this statement.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R). This Statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. We adopted SFAS No. 158 in December 2006 and its adoption resulted in a $715,000 increase in other comprehensive income.

In September 2006, the Securities and Exchange Commission (SEC) issued SAB 108, in which the SEC staff established an approach that requires quantification of financial statement errors based on the effects of the error on each of our financial statements and the related financial statement disclosures. The interpretations in this Staff Accounting Bulletin are being issued to address diversity in practice in quantifying financial statement misstatements and the potential under current practice for the build-up of improper amounts on the balance sheet. SAB 108 is effective on or before November 15, 2006. We have completed our evaluation of SAB 108 and have determined that this interpretation does not have a material effect on our consolidated results of operations or consolidated financial position.

In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. This issue requires that a liability be recorded during the service period when a split-dollar life insurance agreement continues after participants’ employment or retirement. The required accrued liability will be based on either the post-employment benefit cost for the continuing life insurance or based on the future death benefit depending on the contractual terms of the underlying agreement. This issue is effective for fiscal years beginning after December 15, 2007. The Company has not completed its evaluation of the impact of adoption of EITF 06-4.

In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-5, Accounting for Purchases of Life Insurance—Determining the Amount That Could be Realized in Accordance with FASB Technical Bulletin No. 85-4 (Accounting for Purchases of Life Insurance). This issue requires that a policyholder consider contractual terms of a life insurance policy in determining the amount that could be realized under the insurance contract. It also requires that if the contract provides for a greater surrender value if all individual policies in a group are surrendered at the same time, that the surrender value be determined based on the assumption that policies will be surrendered on an individual basis. Lastly, the issue discusses whether the cash surrender value should be discounted when the policyholder is contractually limited in its ability to surrender a policy. This issue is effective for fiscal years beginning after December 15, 2006. The adoption of this issue did not have a material impact on the financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 on its consolidated financial position and results of operations.

Off-Balance Sheet Arrangements

We have no off-balance sheet financing arrangements.

BUSINESS

Our Company

We are a non-union, niche mini-mill specializing in the manufacture and sale of custom-order discrete steel plate in the United States and Canada. As a provider of custom-order discrete steel plate, we focus on customers with special product and service needs that are underserved by more traditional commodity-oriented steel plate producers. Our manufacturing capabilities enable us to provide steel plate in non-standard dimensions (i.e., thicker, longer and/or wider) that neither commodity-oriented domestic steel plate manufacturers nor foreign manufacturers typically produce. Custom steel plate usually sells at a premium price to commodity steel plate. We are one of only two mills east of the Rocky Mountains (and the only mini-mill) that regularly offers custom sizes, allowing our customers to eliminate the costs associated with steel service centers for certain applications. Further, we are oriented toward small order quantities and shorter lead times which, along with our product quality and customer service, differentiates us not only from commodity steel plate manufacturers but also our competition in the custom discrete plate market. To leverage our production capabilities, our knowledgeable salesforce collaborates with customers to meet their specific product and service requirements. We focus on building and maintaining long-term relationships with our customers by fulfilling their specific product and service requirements, including providing various non-standard dimensions of plate, and by providing meticulous quality assurance, reliable service and prompt delivery.

Through our manufacturing facility located in Claymont, Delaware, we have the capacity to produce over 500,000 tons of steel plate annually and we believe we are a low-cost producer of custom steel plate in our primary target market. Our well-maintained facility in Claymont, Delaware, conducts a full range of steel-making activities, utilizing an electric arc furnace, slab caster and rolling mill. We believe that our Claymont manufacturing facility is in good condition and is suitable for our operations and believe that this manufacturing facility will have sufficient capacity to meet our needs for the foreseeable future.

Throughout the 1990’s, we profitably served the commodity plate market with approximately 80% of our revenues generated from service centers. However, by the end of the decade, competition from new mini-mill entrants had reduced profits in the commodity plate market to unattractive levels. In 2001, we made a strategic decision to transition our business focus to producing custom (i.e., thicker, longer and wider than standard sized) plate and being customer service oriented in order to serve fewer service centers and greater high margin end-user customers in numerous end-markets, including bridges, tool and die, railcars, and general fabrication, among others. In order to effect this change, from 2001 to 2003 we upgraded and reoriented our facility, equipment and processes to maximize our ability to efficiently produce plate across a broader range of grades, gauges, widths and lengths. We also strengthened and reoriented our sales and customer service staff. Since the implementation of these initiatives, we have improved overall shipments, custom steel plate shipments and direct sales to end-users, as detailed in the table below.

	Year Ended December 31,
Tons Shipped:	2004	2005	2006
Total	343,758	336,611	395,025	(1)

Product Mix:
Custom Steel Plate	253,615	240,570	252,997
Commodity Steel Plate	90,143	96,041	142,028

Customer Mix:
End-Users	199,504	188,264	207,445
Service Centers	144,254	148,347	187,580

(1)	Total does not include toll processing of 12,158 tons rolled in 2006.

We believe we are well positioned for continued growth in volume and profitability. From June 2005 to December 2006, we spent $17.8 million on capital improvements to increase capacity, improve efficiency, and upgrade our facility. We believe that these upgrades, when combined with our recent addition of a fourth shift, increases our capacity from 420,000 tons annually to over 500,000 tons annually. In addition, we are now actively marketing and selling our products in the custom discrete steel plate market west of the Rocky Mountains, which we believe is an underserved and attractive market.

We have developed a loyal customer base with a high level of customer retention. As a result of our niche focus, commitment to customer service and high product quality, we estimate that we have been able to capture approximately 20% of the custom discrete steel plate market east of the Rocky Mountains.

Industry Overview

In 2006, domestic steel mill shipments reached over 108.6 million net tons, an increase of 5.4% from 2005, according to the American Iron and Steel Institute. Steel is sold principally to the automotive, construction, steel product fabrication, container and packaging, oil and gas, electrical, machinery and appliance industries. In some of these industries, such as the automotive and construction industries, steel competes with other substitute materials such as plastic, glass, composite and ceramic materials.

Manufacturers of steel are classified as either “integrated mills” or “mini-mills.” Mini-mills differ from integrated mills in that their primary input is scrap metal, whereas the integrated mills make steel by processing iron ore and other raw materials in blast furnaces. We believe that mini-mills and integrated mills generally have significantly different management styles, labor relations, cost structures and scale efficiencies. We believe that mini-mills are generally considered more efficient and technologically advanced than integrated mills, with lower ratios of fixed costs to variable costs and more effective human resource allocation than integrated mills. Consequently, we believe that mini-mills are typically able to operate more cost effectively than integrated mills. Of the total steel shipments in the United States, it is estimated that mini-mills accounted for approximately 57% in 2006 according to the American Iron & Steel Institute.

The domestic steel industry has experienced strong profitability following a tough period from 1999 to 2003. Increased shipments, consumption, and production were driven by strength in several key end-markets and a stronger overall economy. In addition to strong domestic demand for steel, structural changes to the U.S. steel industry, including consolidation and the widespread acceptance of steel scrap surcharges, significantly contributed to the rebound in the domestic industry. We believe that these structural changes will reduce industry cyclicality and result in greater pricing discipline.

There are a variety of major product segments produced by steel mills, including long products (rod, bar, rebar, etc.), sheet and plate. The steel plate market is a relatively small segment of the overall steel industry, representing only 7% of U.S. steel shipments by weight in 2006, according to the American Iron & Steel Institute. Consistent with overall industry consolidation and rationalization trends, since the beginning of 2003, we believe that approximately 1.2 million tons of capacity have been eliminated from the steel plate market and the number of principal plate competitors has been reduced from ten to six. Furthermore, we believe that there is currently no new domestic plate capacity expected to come online. Steel plate is used in a wide range of end-markets, including heavy equipment, general construction, railcars, shipbuilding, bridge, fabrication, numerous industrial applications and wide diameter pipe, and demand is expected to grow in many of these end markets through 2008, according to various industry sources. The strength and diversity of these markets creates a more stable supply/demand balance than that for sheet steel, which is highly dependent on the auto industry. Relative to sheet products, steel plate is more costly and difficult to ship, reducing import pressures, which are further mitigated by the demand for plate from developing economies such as China and India.

The stable supply/demand balance for steel plate is reflected in its price, which has remained virtually flat over the past year. Between December 2005 and December 2006, monthly domestic plate prices ranged from a high of $820 per ton to a low of $750 per ton, a variance of only $70 per ton, or 9% from the yearly low. This consistent pricing for plate differs significantly from other segments, such as hot rolled sheet, where prices have ranged from a high of $630 per ton to a low of $535 per ton between December 2005 and December 2006, a variance of $95 per ton, or 18% from the yearly low.

The steel plate market is comprised of three segments: coil, standard discrete and custom discrete. We focus on the niche custom discrete plate market, which we believe to be approximately 1.6 million tons annually and which commands higher prices per ton than other segments. Since 2000, three steel plate mini-mills that historically served the custom discrete market and had aggregate capacity of over two million tons have been eliminated, leaving very favorable market conditions for the remaining three participants.

Business Strengths

Niche Market Focus with Limited Competition. We are a custom, service-oriented mini-mill focused specifically on serving customers with special needs in the discrete steel plate market. We deliver steel plate to our customers in a more timely fashion and provide more value by significantly reducing mill lead times, enabling smaller minimum order sizes and by providing a lower-cost alternative to purchasing non-standard sizes through a steel service center (which requires paying additional processing charges). Custom sizes comprise approximately 67% of our production which limits our primary competition to a single integrated (i.e., non mini-mill) producer that is focused principally on serving the commodity steel market. We compete to a lesser degree with two mini-mills that produce standard sizes but do not produce the thicker, wider and longer plate in which we specialize. We believe that over 50% of our 2006 plate production could not have been produced efficiently in these mills, because these mills do not have the capability to produce thicker, wider and longer plate. We therefore have limited competition in this niche market. Oregon Steel, our only competitor located in the Western U.S. market, is a slab converter with rolling capabilities similar to ours. Due to its primary reliance on foreign produced slabs, we believe that Oregon Steel has difficulty competing for “Buy American” projects and for custom-sized orders with short lead times. Finally, substantially all of the steel plate imported to the United States is in standard sizes and therefore does not compete directly with the majority of our products.

Production Facility Optimized for Low Cost Production in Market Niche. Our production facility is specifically configured to produce steel plate, in non-standard dimensions, in small order sizes, with short lead times. Since 2005, we have increased our focus on active maintenance and repair of the facility. Our high-quality mill assets include a 500,000 tons per year electric arc furnace, a single strand continuous caster, a reheat furnace and an over 500,000 tons per year plate mill. Unlike continuous mills, which are focused on high volume continuous runs of commodity plate, our mill is designed to give us the flexibility to schedule and process individual orders in an efficient manner. Our rolling mill produces thicker, wider and longer plate than that produced by commodity plate mills, and we have upgraded our mill to ensure close tolerances and excellent overall quality. Our plant is well-suited for rapid custom order throughput; a slab can be rolled into a finished plate within three hours of being charged into the furnace. Finished goods testing can be completed within 24 hours in order to insure that the plate meets customer requirements without delaying order turnaround. We believe our mill configuration allows us to be a low-cost producer in our target market.

Non-Union Workforce. Our non-union workforce provides us with significant cost and flexibility advantages. Unlike mills that employ unionized labor, which mandate specific criteria with respect to wage rates, the number of employees and the functions each employee can perform, we are able to control our wage rates and optimize our headcount to run as efficiently as possible. Many of our skilled workers can perform multiple job functions, allowing for flexibility in scheduling and rapid changes in production schedules, which would not be possible under many union contracts. In addition, union contracts typically provide the highest compensation to employees with the most seniority rather than those with the greatest ability. Our employees are assigned to positions, promoted and rewarded based on job performance. This improves efficiency and ensures our ability to place and retain the best employees in key positions.

Focus on Superior Customer Service. We believe we provide the highest level of customer service available in the industry. Our niche within the industry and our core service philosophy require us to be especially attentive to our customers and to meet their specific needs, including offering our customers quicker delivery and warehousing. According to Jacobson & Associates, an industry recognized consulting firm, we have ranked first in end-user customer satisfaction among all North American producers of steel plate every year since 2001. In addition, we believe that we employ the most knowledgeable salesforce within the discrete steel plate market. Unlike salespeople at commodity-oriented mills who focus on taking numerous large orders, the customized nature of our products requires us to employ highly-trained salespeople to work collaboratively with our customers. Our salespeople spend significant time with our customers and are a differentiating component in providing high quality service.

Loyal and Diverse Customer Base. We have a very strong base of key customers, with no single customer accounting for more than 5% of sales in 2006, and our top 15 customers account for 30% of our sales, in 2006. These key customers have an average tenure with us of more than ten years. We attribute our loyal and diverse customer base to our custom approach and our dedication to providing the highest quality customer service in the industry.

Low-Cost Scrap Sourcing. We believe that our scrap sourcing practices, combined with our scrap rich geographic location, enable us to purchase steel scrap at significantly lower prices than many other steel producers. We are highly active in the scrap market and can accommodate a wide range of scrap grades, and buy smaller quantities of scrap than larger steel producers which, we believe, provides us a significant advantage in securing low scrap pricing. In addition, we are in a geographically advantageous location, within close proximity to numerous scrap yards in the Delaware Valley, which provides us greater selection, low pricing and inexpensive and timely delivery of our scrap. As a result of these factors, we believe we realized an average cost advantage over larger steel plate producers of approximately $9 per scrap ton since 2004, based on our cost of scrap compared to the average cost of scrap published by industry sources.

Significant Barriers to Entry. There are significant barriers to entry primarily due to market conditions in the custom steel plate industry, as well as regulatory constraints which we believe restrict the ability to build new facilities or add additional capacity to existing facilities. Based on these factors and published reports by domestic steel manufacturers regarding their expansion plans, we believe that there currently is no new steel plate capacity expected to come online in the United States. In addition, the plants of many of our larger competitors are optimized for producing standard size plate and do not have the additional capacity or the infrastructure to enter the custom market.

Experienced Management Team. We have a strong and experienced management team with significant experience in the steel industry. On average, our management team has over 26 years of experience in the steel industry and is led by our Chief Executive Officer, Jeff Bradley, who, prior to joining us, spent 22 years with Worthington Industries, a steel processing and steel products company with approximately $3.0 billion in annual revenues. Members of our management team were responsible for engineering our transition to a custom, service-oriented mini-mill and have a strong track record of driving continuous improvement in the business. In addition to our strong executive management team, we benefit from highly motivated and experienced mid-level managers in all of the key functional areas, including operations, sales and marketing, and accounting and finance.

Business Strategy

Expand Into New Markets. We believe that identifying and entering new markets is critical for our continued growth. One of the key growth regions is the West Coast market which we believe to be underserved particularly for “Buy American” contracts. Under “Buy American” programs, federal projects and state projects requiring matching federal funds require contractors to purchase materials that are manufactured domestically. Oregon Steel is the only steel plate producer located in this region and they source a significant portion of their slabs from foreign sources which disqualifies the resulting plate from “Buy American” contracts. Due to Oregon Steel’s reliance on foreign-based slabs, we believe that there are no steel plate manufacturers west of the Rocky

Mountains that can satisfy “Buy American” contracts. In 2004, we hired a sales agency staffed by two highly experienced sales representatives to sell our products into the West Coast market. One of these representatives was formerly the head of sales for Oregon Steel. We estimate the West Coast market to be approximately 600,000 tons annually. In 2004, we shipped approximately 6,000 tons and in 2005, we shipped approximately 14,000 tons into the West Coast market. In 2006, we shipped over 23,000 tons in the West Coast market and we expect to ship over 40,000 tons to this market by 2008. Moreover, in 2005, the United States Congress passed a new transportation bill that we believe will enable us to significantly increase our estimated growth into this market through “Buy American” bridge and interstate construction projects. In addition to entering the West Coast market, we have recently entered the specialty segment of the growing oil and gas steel pipe market and sold approximately 6,000 tons in 2006, up from zero tons in 2004.

Expand Higher Margin, Value-Added Service Offerings. We believe we can seamlessly expand the value-added services we offer to our customers. We plan to continue to expand our custom plate burning service offering, which consists of cutting plate into configured shapes and sizes to meet specific customer requirements. This is a high value-added service as it eliminates the need for our customers to purchase their plate from service centers or burn plate themselves in-house. For the fiscal year ending 2006 we sold approximately 15,100 tons of custom-burned plate parts at a selling price of approximately $1,017 per ton (an average premium of $320 over commodity plate prices). We expect to increase our annual tonnage of custom-burned plate parts to 30,000 tons by the end of 2008. We believe that this technology could also increase our orders for additional steel plate due to our customers’ preference to purchase steel plate from a single source that can manufacture and burn steel plate to their specifications. In addition to custom burning, other opportunities exist to provide value-added services such as producing heat treated plate. Increasing this higher margin business would enable us to increase profit without the need to increase production capacity.

Increase Mill Capacity and Production Efficiency. We continually strive to improve our operating efficiency and increase our production capacity. In 2001, we cut back production to three shifts from four shifts to accommodate our new custom product mix and to optimize yield and quality. Based on this reduced schedule, our plant had 300,000 tons of finished capacity in 2001. By 2004 we had increased overall yield of finished steel plate from melt shop input from 71% to 73%, reduced the rejection rate from as high as 7% to less than 0.5%, and reduced mill downtime significantly. These improvements remain consistent through today. These changes resulted in an increase in our annual production capacity to over 350,000 tons (on a three shifts basis) with no additional headcount or labor hours and no significant capital improvements. In 2006, we shipped over 400,000 tons. Since June of 2005, we have implemented $17.8 million of capital improvements, significantly overhauled the plant maintenance organization, and added a fourth crew to reduce overtime costs. We also have identified several additional improvement opportunities that we believe will further improve production capacity in our melt shop and plate mill, including: reducing the bottleneck in the melt shop by moving the slab yard into the plate mill; installing a more efficient scarfing facility; expanding the crane system in the shipping area; adding Level Two controls (which automate the process of reheating our slabs); and optimizing preventative maintenance planning and execution. These initiatives are targeted for completion by the end of 2007 and will accommodate our sales growth initiatives discussed above. Furthermore, we have identified cost reduction opportunities within the melt shop and plate mill, including a redesigned zoned roll cooling system, and other general improvements that we expect will cost approximately $2.5 million and are expected to generate approximately $3.0 million of incremental annual cost savings. Many of these cost savings initiatives are currently underway and are expected to be completed by the end of 2007.

Further Penetrate Existing Markets. We believe that we have the opportunity to gain additional share in our current markets. Management has identified a list of target accounts that buy steel plate from the competition even though we believe that we can service these customers’ needs more economically and effectively. Management is targeting selling an additional 20,000 tons to these targeted accounts by 2008.

Products

We are a niche manufacturer of custom-order carbon steel plate for use in a number of end use applications including bridges, railcars, tool and die, and heavy machine and equipment. We offer a wide range of steel plate products of varying thickness, width and length. Our discrete plate is produced in thicknesses from 1/4” to 6” and in widths from 48” to 156” with a maximum length of 1,400”. We primarily produce three categories of plate steel including Carbon, High Strength Low Alloy (“HSLA”) and Pressure Vessel Quality (“PVQ”). Within each of these categories we manufacture grades as specified by various organizations including the American Society for Testing and Materials (“ASTM”), the American Iron and Steel Institute (“AISI”), the American Bureau of Ships (“ABS”), Canadian Steel Association (“CSA”) and the American Association of State Highway Transportation Officials (“AASHTO”). We produce steel plate in custom lengths, widths and thicknesses primarily for the grades of steel designated in the table below:

Category	Grade	Application
Carbon	ASTM-A36	General construction, general fabrication, light structures

	ASTM-A283	General construction, general fabrication, light structures

	AISI-1008-1045	Chemistry only steels—not certified to any strength levels
	ABS-Grade A	Ship building
	ABS-Grade B	Ship building
	CSA-44W	CSA designation for ASTM-A36 (Canadian)

HSLA	ASTM-A572-50	Increased strength fabrications and structures

	ASTM-A572-60, 65	Increased strength fabrications and structures
	ASTM-A588	Structures that do not require paint (bridges and towers)—uniform corrosion resistance
	ABS-AH 32/36	Higher strength ship building
	ABS-DH 32/36	Higher strength ship building, increased impact resistance
	ASTM-A656-80	High strength fabrications, increased abrasion resistance
	ASTM-A633	Medium to high strength fabrications
	ASTM-AR 235	Medium to light duty abrasion resistance
	ASTM-A871-60	High strength fabrications and general construction

PVQ	ASTM A516-70	Pressure vessels, most commonly used grade

	ASTM A285 B/C	Lighter duty pressure vessels
	ASTM A 612	Lighter duty pressure vessels

Customers

We primarily sell discrete steel plate for end use applications that include bridges, tool and die, railcars, and other applications. In the past, the majority of the products we produced were sold directly to service centers, which process and distribute steel plate to end-users. While this continues to be an important part of our business, our customer mix has shifted to include more direct sales to end-users. Providing products to end-users offers us an opportunity to provide higher levels of customization, and represents a higher margin opportunity. We have a strong base of key customers, with no single customer accounting for more than 5% of sales in 2006. In 2006, our top 15 customers represented approximately 30% or our total sales, and these customers have an average tenure with us of more than ten years.

The following table presents data for tons shipped for the year ended December 31, 2006 by end-market and geographical region:

End Market	Tons	% of Total Tons Shipped
Service Center	187,580	48%
Bridge	72,737	18
Die	28,731	7
Railcar	20,583	5
Heavy Machinery & Equipment	18,672	5
Fabrication	26,105	6
Tank & Pressure Vessel	14,811	4
Power & Communication Equipment	15,969	4
Shipbuilding	3,598	1
Pipe	5,995	2
Miscellaneous	241	0

Geographical Region	Tons	% of Total Tons Shipped
Midwest	127,413	32%
Mid-Atlantic	86,782	22
West	55,377	14
Southeast	63,774	16
Canada	33,262	8
Northeast	28,416	7

Sales and Marketing

We sell our steel plate principally through our own sales department. Our sales office is located in our headquarters in Claymont, Delaware. Most of our sales are initiated by contacts between sales representatives and customers. Accordingly, we do not incur material advertising or other promotional expenses. Our sales organization is designed to take full advantage of our successful transition to a custom, service-oriented mini-mill, reaching end-user customers throughout the United States and Canada. Additionally, we utilize independent sales agents to cover regional sales in the Western United States.

Raw Materials

There are three raw material categories consumed in the production of steel plate: scrap, alloys and flux. Scrap comprises 90% of the charge while alloys and flux are 2% and 8% respectively. The key inputs within the scrap mix are shredded automobile scrap and #1 heavy melting scrap. These scrap types account for more than 50% of the scrap consumed at the facility. Alloys, though not a significant proportion of the tonnage of raw materials consumed, have a dramatic impact on the cost to produce steel. The significant flux additives are lime and coal. The lime acts as a cleansing agent while the coal is used to contribute carbon and energy to the melt shop process.

Local scrap brokers supply a significant amount of scrap that is required for our operations. Several brokers, all located within close proximity of the plant, fulfill the majority of our ongoing scrap requirements. We purchase scrap in small orders, ranging from 200 to 500 tons, to avoid overpaying for the material.

Alloys and flux are purchased by a purchasing agent in the spot market on an as needed basis. Typically, pricing is secured on a quarterly basis and there is no minimum purchase commitment. All purchase orders are reviewed by management to insure the best pricing has been obtained.

We do not have long-term contracts with any of our suppliers. There are multiple sources of supply for the raw materials we use.

Energy

Our manufacturing process in Claymont consumes large amounts of electricity. We currently satisfy the electrical needs for our facility by purchasing electricity from the local utility Delmarva Power and Light. Our purchasing is based on hourly real-time market pricing. We do not currently secure long-term energy contracts or purchase futures for purposes of hedging. During the summer months, we may elect to shut down our melt shop during peak periods of power costs. We believe that purchasing energy on a short term basis allows us to maximize usage during low cost market environments while providing a cost effective solution for slowing down production during times of peak energy pricing. Historically, we have been adequately supplied with electricity and we do not anticipate any material curtailment in our melt shop operations resulting from energy shortages.

Our process also consumes a significant amount of natural gas, which is purchased through a combination of Delmarva Power and a third party marketer. The larger portion purchased through a marketer is secured one to three months in advance based on NYMEX contracts to manage, supply and price risk.

Manufacturing Process

We produce steel plate from steel scrap in a two-step procedure involving, (1) the melt shop operation, where scrap is melted down to a steel slab, and (2) the plate mill operation, where the slab is rolled into steel plate.

Melt Shop Operations

The steelmaking process begins with the receipt and charging of raw materials, scrap, alloys and flux, into the charging buckets. The scrap is loaded into charging buckets with the use of an overhead crane and a field magnet. Other materials are fed through the use of gravity into hoppers and then dumped into the charging buckets with fork trucks.

When all the required material has been loaded, the electric arc furnace roof is swung open so an overhead crane can pick up the charging bucket and dump material into the furnace vessel. The roof swings back into position and three electrodes are lowered into the vessel so the melting process can begin. Electricity and oxygen are the prime sources of energy used to melt the scrap. The electricity is introduced into the vessel through the electrodes while oxygen is piped into the furnace. This process is repeated three times before the capacity of the furnace vessel is reached.

When enough scrap has been melted, approximately 185 tons, the materials are tapped into slide-gate equipped ladles for transfer to the continuous caster to be shaped into slabs. Prior to delivery at the caster, these materials are brought to the stir station where nitrogen or argon gas is introduced so temperature homogenization can occur. Once the hot metal is sufficiently cooled, the ladle is picked up by an overhead crane and delivered to the caster.

The ladle is positioned at the top of the caster for dumping into the caster machine. The slide-gate on the ladle is opened and the hot metal pools in the tundish, which is a reservoir leading to the molds of the caster machine. As a consistent supply and flow of metal is established, the metal enters a water-cooled mold resting directly below the tundish. The function of the mold is to shape the metal as well as to cool the outer edges so that it can be pulled through the machine. The newly formed slab is continuously cooled through the various roll zones until it reaches the bottom of the machine where it is cut into five slabs called “mothers.”

Upon cooling, the mothers are inspected for surface defects. Based on the observation of the inspectors, the slabs are conditioned at the scarfing machine. The scarfing machine is effectively a large torch that melts away the imperfections in the slab. The slabs are again torch cut into smaller pieces, “babies,” and transferred to the reheat furnace located at the plate mill.

Plate Mill Operations

Slabs for the plate mill are taken from the slab yard and reheated to rolling temperatures in the furnace. The slabs are then pushed onto the furnace delivery table. Slabs accepted for rolling are processed in the roughing mill. Any necessary slab turns are made on the mill entry and delivery tables. After the last pass, the roughing mill operator delivers the slab to the runout tables. At this point the roughing mill operator can retain control of the slab on the runout tables to oscillate the slab for additional cooling or control can be passed to the finishing mill operator for processing in the finishing mill.

The slab is reduced to plate in the 5,000-hp four-high finishing mill, and delivered to the mill runout tables. When processing is complete, the operator at the leveller control station directs the plate from the runout tables through the plate leveller. After passing through the leveller, the plate is delivered to the cooling bed transfer table and then to the cooling bed.

From the cooling bed, the plates are transferred to the cooling bed return tables and transported to the layout area. After marking and identifying the plate for final dimensions, the plates are transferred to the crop shear for initial cutting. The plate passes from the crop shear onto the turntable, rotated 90 degrees, and then sheared at the double-sided trimming shear. After shearing, the plate is inspected and loaded onto railroad cars for delivery to the shipping department. Any plate measuring greater than 1.5” inches in gauge is burned by torch to its final dimensions. This activity takes place in the burn out area adjacent to the hot leveller and cooling bed runout tables.

Competition

Competition within the steel industry is intense. We compete with commodity steel plate manufacturers and other producers of custom steel plate, industry service centers. Our competitors include both integrated steel mills and mini-mills. We compete primarily on the basis of custom design capability, unique production capabilities, customer responsiveness, product quality and price. Many of our competitors are larger and have substantially greater capital resources and more modern technology. Our principal competitor in the plate market is Mittal Steel, the largest steel plate producer in North America. Mittal competes in all three segments of the steel plate market, producing coil, standard discrete and custom discrete plate in three North American facilities. We also compete with Oregon Steel, a slab converter on the West Coast, with rolling capabilities similar to ours.

There are significant barriers to entry primarily due to market conditions in the custom steel plate industry, as well as regulatory constraints which we believe restrict the ability to build new facilities or add additional capacity to existing facilities. In addition, the plants of many of our larger competitors are optimized for producing standard size plate and do not have the additional capacity or the infrastructure to enter the custom market.

Employees

At December 31, 2006, we had 415 employees (136 salaried employees and 279 hourly employees). Of our employees at December 31, 2006, 22 were in sales and sales management, 28 in office and administrative capacities, and 365 in the production facility. None of our employees are parties to a collective bargaining agreement.

Properties

Our corporate headquarters are located in Claymont, Delaware. We operate out of a single, owned manufacturing facility also located in Claymont, Delaware on a 425-acre site bordering the Delaware River, which includes a 185-ton electric arc furnace, a single strand caster and a 160 inch plate rolling facility. We believe that our plate mill is in good condition and is suitable for our operations and believe that our operating facility has sufficient capacity to meet our needs for the foreseeable future. We do not own or lease any other real property.

On April 4, 2006, we engaged a commercial real estate advisory firm to conduct an evaluation of the five semi-contiguous parcels of land comprising our 425-acre site. Following the completion of this evaluation, we determined to pursue the sale of three parcels, totaling approximately 175 acres. None of our facilities are located on these parcels and the sale of these parcels would not affect any of our operations.

Regulatory Matters

Our business is subject to numerous, federal, state and local laws and regulations relating to the protection of the environment and worker safety. Environmental laws and regulations include the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act with respect to releases and remediation of hazardous substances. Worker safety laws include the Occupational Safety and Health Act. In addition, we are subject to similar state laws. These laws are constantly evolving and becoming increasingly stringent. The ultimate impact of complying with existing laws and regulations is not always clearly known or determinable, due in part to the fact that certain implementing regulations for some of the laws described above have not yet been promulgated or in certain instances are undergoing revision. These laws and regulations could result in substantially increased capital, operating and compliance costs.

The State of Delaware had requested us to investigate part of our mill site for the existence of potential hazardous substances. We have submitted the requested information to the State of Delaware and have received no further communication on this matter. Accordingly, the outcome cannot be determined at this time.

In October 2006, the Delaware Department of Natural Resources and Environmental Control (DNREC) issued a Notice of Conciliation and Secretary’s Order requiring us to fund an independent study to determine engineering and operational options to control dust and other particulate emissions. DNREC plans to make a determination on further dust control requirements upon review of the study in May 2007. Accordingly, the outcome cannot be determined at this time, nor can we estimate the costs of any additional dust control requirements.

In 2006, we performed an emissions test that indicated that mercury emissions were higher than previously calculated by us using information supplied by the United States Environmental Protection Agency. In November 2006, DNREC issued a Secretary’s Order, which requires us to monitor and reduce mercury emissions. The Order requires us to implement a quarterly testing program, and to develop a plan to reduce the mercury contained in the feed to the electric arc furnace. Mercury-containing scrap is an industry-wide problem. Automobile scrap may contain mercury switches that have not been removed during the recycling process, and thus mercury can be emitted when we smelt recycled scrap steel products, including used automobiles, to produce custom steel plate products. We have already taken steps to reduce mercury levels in the feed—we are no longer using municipal solid waste scrap, are partially funding a national mercury switch removal program through an industry trade association, and are increasing our purchases of automobile-free scrap. The Order also requires us to elect one of the alternatives set forth in the Order for reducing mercury emissions and notify DNREC of the alternative selected by January 31, 2007. The alternatives include source reduction of mercury in the scrap, installation of a carbon injection system or alternative emission control system, some combination of source reduction and emission controls, or ceasing operation of the electric arc furnace. On January 30, 2007, we notified DNREC that we elected to implement a combination of source reduction and emission controls. The Order requires us to have the selected alternative operational by December 31, 2008. At this time, we cannot estimate the cost of these corrective measures. If we were ultimately required to install and operate a carbon injection system, we do not believe the associated costs would have a material effect on our results of operations or financial condition.

Although there is no mercury emissions standard, the Company believes that its emissions are within applicable particulate emissions standards, but there can be no assurance that new or more restrictive standards will not be adopted.

Legal Proceedings

In addition to the matters discussed above under “—Regulatory Matters,” certain claims and suits have been filed or are pending against Claymont Steel. In the opinion of management, all matters are adequately covered by insurance or, if not covered, involve such amounts, which would not have a material effect on our consolidated financial position or results of operations if disposed of unfavorably.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names and ages of each person who is a director or executive officer:

Name	Age	Position
Jeff Bradley	46	Chief Executive Officer
David Clark	43	Chief Financial Officer
Allen Egner	54	Vice President, Finance
Steve Lundmark	65	Vice President, Sales and Marketing
Sami Mnaymneh	45	Director
Matthew Sanford	38	Director
Jeffrey Zanarini	36	Director

Jeff Bradley has served as our chief executive officer since 2005. Prior to joining us, from September 2004 to June 2005, Mr. Bradley served as vice president of strategic planning for Dietrich Industries, a $900 million construction products subsidiary of Worthington Industries. Prior to joining Dietrich Industries, from September 2000 to August 2004, Mr. Bradley served as a vice president and general manager for Worthington Steel. Mr. Bradley has a Business Administration degree.

David Clark has served as our Chief Financial Officer since November 2006. Prior to joining us, Mr. Clark served as executive vice president, chief financial officer and secretary of SunCom Wireless, Inc., a publicly traded wireless services provider, from its founding in 1997 through February 2006. From 1997 to 2000, Mr. Clark served as chief financial officer of Triton Cellular Partners, L.P., an entity related to SunCom Wireless. Before joining Triton, Mr. Clark was a managing director at Furman Selz L.L.C. specializing in communications finance. Prior to joining Furman Selz, Mr. Clark spent over ten years at Citibank N.A. and Citicorp Securities Inc. as a lending officer and a high yield finance specialist. Mr. Clark holds a Bachelor of Science degree in accounting from Boston College.

Allen Egner has served as our vice president, finance since 2005. From 2001 to 2005, Mr. Egner served as our controller, from 1998 to 2001 he served as our manager of accounting, and from 1989 to 1998 he served as our manager of cost accounting. Before joining us, Mr. Egner was employed by Bethlehem Steel from 1974 to 1989, first as a general foreman and then as a senior cost analyst. Mr. Egner holds a Bachelor of Science degree and a Masters in Business Administration.

Steve Lundmark has served as our vice president, sales and marketing since our inception in 1988. Prior to joining us, Mr. Lundmark served as manager of carbon plate sales for Lukens Steel from 1986-1988, as regional sales manager of Lukens Steel from 1977 to 1986, as a branch manager for Kaiser Aluminum from 1969 to 1977, as production supervisor at Johnson & Johnson from 1967 to 1969 and as industrial engineer for Owens-Illinois Glass from 1964 to 1967. Mr. Lundmark holds a Bachelor of Science degree and a Masters in Business Administration.

Sami Mnaymneh has served on our Board and our sole stockholder’s Board since 2005. Mr. Mnaymneh is a co-founding partner of H.I.G. Capital and has served as a managing partner of the firm since 1993. Prior to joining H.I.G. Capital, from 1990 to 1993 Mr. Mnaymneh was a managing director at The Blackstone Group, a merchant bank, where he provided financial advisory services to Fortune 100 companies. Prior to that, from 1984 to 1989 Mr. Mnaymneh was a vice president in the mergers and acquisitions department at Morgan Stanley & Co. where he served as a senior advisor to private equity firms. Mr. Mnaymneh currently serves on the board of directors of Securus Technologies, Inc. and a number of other H.I.G. Capital portfolio companies. Mr. Mnaymneh holds a Bachelor of Arts degree, a Masters in Business Administration and a Juris Doctorate.

Matthew Sanford has served on our Board and our sole stockholder’s Board since 2005. Mr. Sanford joined H.I.G. Capital in 2000 and currently serves as a managing director. Prior to joining H.I.G. Capital, Mr. Sanford was a manager with Pittiglio, Rabin, Todd and McGrath, an operations-focused consulting firm to technology based businesses, from 1999 to 2000. Previously, he held a variety of positions at Bain & Company, a management consulting firm, in which he managed the development and implementation of marketing and operating strategies for Fortune 500 business. Mr. Sanford currently serves on the board of directors of several H.I.G. Capital portfolio companies. Mr. Sanford holds a Bachelor of Arts degree and a Masters in Business Administration.

Jeffrey Zanarini has served on our Board and our sole stockholder’s Board since 2005. Since 2004, Mr. Zanarini has been a principal in H.I.G. Capital. Prior to joining H.I.G. Capital, from 2000 to 2004 Mr. Zanarini was a manager with Bain & Company, a management consulting firm. While at Bain, Mr. Zanarini devised corporate growth strategies and directed diligence efforts for equity investors. Mr. Zanarini holds Bachelor of Science and Bachelor of Arts degrees and a Masters in Business Administration.

Key Employees

The following table sets forth the names and ages of key employees:

Name	Age	Position
Dan Kloss	63	General Manager, Plate Mill Operations
Randolph Harris	49	General Manager, Melting and Casting
Frank Hancock	56	Manager, Melt Shop Maintenance
Tom Trier	57	Manager, Plate Mill Maintenance

Dan Kloss has served as our general manager, plate mill operations since 2003. He served as a consultant to our president from 2001 to 2003. Before joining us, Mr. Kloss was employed by Bethlehem Steel as the manager of hot mill processing and shipping from 1998 to 2000 and as a superintendent of its plate mill from 1964 to 1998.

Randolph Harris has served as our general manager, melting and casting since 2001. Mr. Harris served as our general supervisor of steelmaking from 1994 to 2001, and as our furnace supervisor from 1990 to 1994. Before joining us, Mr. Harris worked as the furnace supervisor at Norfolk Steel from 1979 to 1980 and served in the United States Marine Corps from 1976 to 1979.

Frank Hancock has served as our manager, melt shop maintenance since 2001. From 1990 to 2001 Mr. Hancock served as our general supervisor of maintenance and from 1989 to 1990 as our supervisor of maintenance. Prior to joining us, Mr. Hancock was employed as a supervisor of mechanical projects by Voest Alpine from 1986 to 1989, and was a self-employed design consultant from 1984 to 1986. Mr. Hancock holds Associate and Bachelor of Science degrees.

Tom Trier has served as our manager, plate mill maintenance since 1992, and served as our assistant general supervisor of maintenance from 1991 to 1992. Prior to joining us, Mr. Trier served as an electrical maintenance supervisor for Hoeganaes Corp. from 1989 to 1991, and in various capacities at AFG Industries, including maintenance superintendent from 1981 to 1989, maintenance foreman from 1980 to 1981, maintenance mechanic from 1979 to 1980, and operations manager from 1969 to 1979.

Compensation Discussion and Analysis

The compensation of our Chief Executive Officer, Chief Financial Officer and two other executive officers, whom are collectively referred to as the named executive officers (“Named Executive Officers”) is determined by the compensation committee of the board of directors of our sole stockholder.

Executive Compensation

The following table summarizes the compensation paid for fiscal year 2006 to our Named Executive Officers:

Summary Compensation Table

Name and Principal Position	Year	Salary ($)		Bonus ($)		Stock Awards ($)(1)		Option Awards ($)(1)		Non-Equity Incentive Plan Compensation Earnings ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Jeff Bradley Chief Executive Officer of Claymont Steel, Inc. and President of CitiSteel PA, Inc.	2006	$275,000		$225,000	(3)	$259,000	(4)	—		—	$13,030	$89,000	(5)	$861,030

David Clark Chief Financial Officer of Claymont Steel, Inc.	2006	$29,000	(2)	0		0		0	(6)	—	0	—		$29,000

Allen Egner Vice President, Finance of Claymont Steel, Inc. and Treasurer of CitiSteel PA, Inc.	2006	$151,000		$175,000		0	(7)	0	(6)	—	$6,887	—		$332,887

Steve Lundmark Vice President- Sales and Marketing of Claymont Steel, Inc.	2006	$178,000		$45,000		0	(7)	0	(6)	—	$24,954	—		$247,954

(1)

Amounts in these columns represent compensation expense recognized by our sole stockholder in accordance with SFAS 123(R) for the year ended December 31, 2006. Assumptions used in the calculation of these amounts are included in Note 13 of the audited financial statements for the year ended December 31, 2006 included in our sole stockholder’s 2006 Annual Report on Form 10-K filed with the SEC.

(2)	Mr. Clark’s employment with us commenced in November 2006. This amount was paid to Mr. Clark from November 2006 through December 2006. Mr. Clark’s annual base salary is $250,000.
(3)	Mr. Bradley was paid a bonus of $225,000 on July 13, 2006 for his performance for the twelve month period ended June 30, 2006.
(4)

Pursuant to a restricted shares agreement, Mr. Bradley was granted 75,451 shares of our sole stockholder’s restricted stock in 2005, one quarter of which vested in June 2006. Mr. Bradley also received $200,000 in restricted stock units in connection with the initial public offering of our sole stockholder’s common stock in December 2006. The restricted stock units vest over four years from the date of grant.

(5)

Mr. Bradley received dividend payments of approximately $89,000 in June 2006 with respect to his restricted stock. Mr. Bradley received a distribution of $855,000 of dividends held in an escrow account pursuant to his restricted shares agreement in January 2007.

(6)

Stock options were granted in connection with the initial public offering of our sole stockholder’s common stock in December 2006, however our sole stockholder did not recognize any compensation expense in connection with such options for the year ended December 31, 2006.

(7)

Restricted stock units were granted in connection with the initial public offering of our sole stockholder’s common stock in December 2006, however our sole stockholder did not recognize any compensation expense in connection with such restricted stock units for the year ended December 31, 2006.

Restricted Stock Awards

In 2005, pursuant to the terms of the employment agreement and the restricted shares agreement between our sole stockholder and Jeff Bradley, Mr. Bradley was granted 75,451 shares of our sole stockholder’s restricted stock, representing 0.6667% of our sole stockholder’s then outstanding common stock. Of such shares, 12.5% vest each anniversary of the original grant date assuming that Mr. Bradley is employed on each applicable vesting date. An additional 12.5% of such shares vest each anniversary of the original grant date if our EBITDA levels equal or exceed targets established by the Compensation Committee of our sole stockholder’s Board (the “Compensation Committee”) and Mr. Bradley is employed on each applicable vesting date.

Mr. Bradley received a dividend payment of approximately $276,000 in September 2005. Mr. Bradley was also entitled to a $466,490 dividend on his restricted shares with respect to a dividend to our equity holders declared on June 13, 2006. Mr. Bradley received $89,000 of the dividend on June 14, 2006 and the remainder was deferred pursuant to the terms of Mr. Bradley’s restricted shares agreement. In addition, Mr. Bradley was entitled to a $477,921 dividend on his restricted shares with respect to a dividend to our equity holders declared on July 12, 2006. The withheld dividends were distributed to Mr. Bradley in January 2007.

In June 2006, the Compensation Committee determined that the Company satisfied the targeted EBITDA levels and as such one-quarter of Mr. Bradley’s restricted stock vested and was released from restrictions.

Employment Arrangements

Jeff Bradley

Our sole stockholder entered into an employment agreement with Jeff Bradley pursuant to which, among other things, Mr. Bradley serves as our Chief Executive Officer. Under this agreement, after the initial public offering of our sole stockholder’s common stock, Mr. Bradley’s base salary increased to $350,000 per year, and he is eligible for an annual bonus of up to $225,000 of which up to $150,000 is based on us attaining certain EBITDA levels and the remaining $75,000 may be earned in the discretion of the Compensation Committee. In addition, Mr. Bradley is eligible for an annual equity award under our sole stockholder’s 2006 Stock Incentive Plan of restricted stock units having a value of $125,000 and for the commencement of vesting of options to purchase up to 20,000 shares each year over the next four years. Two-thirds of his equity award will be based upon us attaining certain EBITDA levels and the remaining one-third may be earned in the Compensation Committee’s discretion. In June 2005, Mr. Bradley was also granted 75,451 shares of Holdings’ restricted stock, representing 0.6667% of our sole stockholder’s outstanding common stock. Of such shares, 12.5% vest each anniversary of the original grant date assuming that Mr. Bradley is employed on each applicable vesting date. An additional 12.5% of such shares vest beginning on June 30, 2006 and on June 30 of each subsequent year if our EBITDA levels equal or exceed target established by our sole stockholder’s Board and Mr. Bradley is employed on each applicable vesting date. The first portion of the shares vested on June 23, 2006. In the event that we or certain of our affiliates, including our sole stockholder, experience a change of control, Mr. Bradley is entitled to an additional bonus equal to $1,000,000 minus the net proceeds that he receives upon such change of control as a result of his equity ownership. If we terminate Mr. Bradley without cause he is entitled to salary accrued through the effective date of the termination notice, the reimbursement of any expenses, and, if he executes a separation release, one year’s salary and any bonus accrued as of termination. If we terminate Mr. Bradley with cause he is entitled to his salary accrued through the effective date of the termination notice and the reimbursement of any expenses.

Additionally, Mr. Bradley was granted restricted stock units having a value equal to $200,000 based on the initial public offering price of our sole stockholder’s common stock. The restricted stock units will vest ratably over a four-year period from the date of grant.

David Clark

Our sole stockholder expects to enter into an employment agreement with David Clark pursuant to which, among other things, Mr. Clark will serve as our Chief Financial Officer. The terms of Mr. Clark’s employment are set forth in his offer letter which provides that Mr. Clark will receive a base salary of $250,000 per year, and be eligible for an annual cash bonus of up to $125,000 and an equity award under our sole stockholder’s 2006 Stock Incentive Plan of restricted stock units having a value of up to $62,500 and options to purchase shares of our sole stockholder’s common stock having an aggregate exercise price (based on the fair market value of our common stock on the date of grant) of up to $62,500. Two-thirds of Mr. Clark’s cash bonus and two-thirds of his equity award will be based upon the Company attaining certain EBITDA levels and the remaining one-third of both his cash bonus and his equity award may be earned in the Compensation Committee’s discretion. If our sole stockholder terminates Mr. Clark without cause, he will be entitled to salary accrued through the effective date of the termination notice, the reimbursement of any expenses, and, if he executes a separation release, one year’s salary and any bonus accrued as of termination. If our sole stockholder terminates Mr. Clark with cause, he will be entitled to his salary accrued through the effective date of the termination notice and the reimbursement of any expenses. Additionally, our sole stockholder’s Board has approved the grant to Mr. Clark of options to purchase shares of our sole stockholder’s common stock having an aggregate exercise price (based on the initial public offering price) of $750,000. These options will vest ratably over a four-year period from the date of grant.

Allen Egner

After our sole stockholder’s initial public offering of common stock, Mr. Egner’s base salary was increased to $150,000 per year. Mr. Egner is eligible for an annual cash bonus of up to $75,000 and an equity award under our sole stockholder’s 2006 Stock Incentive Plan of options to purchase shares of our sole stockholder’s common stock having an aggregate exercise price (based on the fair market value of our common stock on the date of grant) of up to $80,000. One-half of Mr. Egner’s cash bonus and one-half of his equity award will be based upon the Company attaining certain EBITDA levels and the remaining one-half of his cash bonus and his equity award may be earned in the Compensation Committee’s discretion. Additionally, Mr. Egner has received a cash award of $100,000 and has been granted restricted stock units having a value of $300,000 based on the initial public offering price of our sole stockholder’s common stock and options to purchase shares of our sole stockholder’s common stock having an aggregate exercise price (based on the initial public offering price) of $200,000. These restricted stock units and options each vest ratably over a four-year period from the date of grant.

Steve Lundmark

After our sole stockholder’s initial public offering of common stock, Mr. Lundmark’s base salary was increased to $180,000 per year. Mr. Lundmark is eligible for an annual cash bonus of up to $90,000 and an equity bonus under the 2006 Stock Incentive Plan of options to purchase shares of our sole stockholder’s common stock having an aggregate exercise price (based on the fair market value of our common stock on the date of grant) of up to $80,000. One-half of Mr. Lundmark’s cash bonus and one-half of his equity award will be based upon the Company attaining certain EBITDA levels and the remaining one-half of both his cash bonus and his equity award may be earned in the Compensation Committee’s discretion. Additionally, Mr. Lundmark was granted restricted stock units having a value of $300,000 based on the initial public offering price and options to purchase shares of our sole stockholder’s common stock having an aggregate exercise price (based on the initial public offering price) of $200,000. These restricted stock units and options each vest ratably over a four-year period from the date of grant.

Benefit Plans

All plan-based awards are granted by our sole stockholder.

Pension Benefits

The following table sets forth the present value of the Named Executive Officers’ accumulated benefits under our pension plan as of December 31, 2006:

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Jeff Bradley Chief Executive Officer of Claymont Steel, Inc. and President of CitiSteel PA, Inc.	Noncontributory defined benefit pension plan	1	$13,030	0

David Clark Chief Financial Officer of Claymont Steel, Inc.	Noncontributory defined benefit pension plan	0	$0	0

Allen Egner Vice President, Finance of Claymont Steel, Inc. and Treasurer of CitiSteel PA, Inc.	Noncontributory defined benefit pension plan	17	$71,592	0

Steve Lundmark Vice President-Sales and Marketing of Claymont Steel, Inc.	Noncontributory defined benefit pension plan	18	$242,119	0

We maintain a noncontributory defined benefit pension plan, which covers substantially all full-time employees, including Messrs. Bradley, Clark, Egner and Lundmark. Pension benefits are based on years of service and average annual earnings. Plan provisions and funding meet the requirements of the Employee Retirement Income Security Act of 1974.

Pension benefits are based on an employee reaching the normal retirement age of 65. The amounts are accumulated by multiplying the employee’s average base salary by the number of years of un-interrupted service by a pension factor of 1%. The benefit paid out is calculated using a normal form straight line annuity for a single person. The benefits paid out are not subject to any deduction for social security or other offset amounts.

Earnings for the purpose of calculating the final earnings are limited to base salary as reflected in the Summary Compensation Table.

Payment Upon Termination or Change-in-Control

Our sole stockholder has entered into employment agreements with certain of our Named Executive Officers that provide for payments upon termination or change of control of our sole stockholder.

Director Compensation

None of our directors are compensated for serving as a director of Claymont Steel, Inc. Directors are reimbursed for actual expenses incurred in attending Board meetings.

Director Independence

We are a wholly-owned subsidiary of Claymont Steel Holdings, Inc. Therefore, our board of directors does not maintain its own audit, compensation or nominating committee. We are not listed on any national securities exchange. If we applied NASDAQ’s definition of independence to our directors, both Matthew Sanford and Jeffrey Zanarini would be considered independent.

Compensation Committee Interlocks and Insider Participation

We do not have a compensation committee. All compensation decisions are made by the compensation committee of the board of directors of our sole stockholder. Therefore, there are no interlocking relationships that require disclosure under the applicable rules promulgated under the U.S. federal securities laws.

PRINCIPAL STOCKHOLDERS

Upon completion of the Acquisition, Claymont Steel Holdings, Inc., an entity controlled by H.I.G. Capital, LLC, became our sole stockholder. In December 2006, Claymont Steel Holdings, Inc. completed its initial public offering of common stock. Upon completion of the offering, H.I.G. Capital LLC, Inc., an affiliate of H.I.G. Capital, LLC, owned 42.6% of the common stock of Claymont Steel Holdings, Inc.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Tax Sharing Agreement

On July 6, 2006, we entered into a tax sharing agreement with our sole stockholder and our wholly-owned subsidiary CitiSteel PA, Inc. Pursuant to the terms of this agreement, we will pay to our sole stockholder an amount representing our tax liability if we were filing a United States tax return or a state or local tax return as the common parent of a United States federal income tax consolidated group or a state or local consolidated, combined, unitary or similar group, that includes our direct or indirect subsidiaries. Payments are to be made to us based on reasonable estimates, as determined by us in good faith, of our tax liability as calculated using the method described above. Any excess of payments for a taxable period over our actual tax liability using the above calculation method will be returned to us within 10 days following the determination of such excess.

Employment Arrangements

Our sole stockholder is party to employment arrangements with our Chief Executive Officer, Chief Financial Officer, Vice President-Sales and Marketing and Vice President-Finance, see “Management-Employment Arrangements.”

Management Agreement

On June 10, 2005, we entered into a management agreement with H.I.G. Capital, LLC, an affiliate of our sole stockholder’s principal stockholder. Pursuant to the terms of this agreement, H.I.G. Capital provided management, consulting and financial services to us, subject to the supervision of its Board. In exchange for these services, we agreed to pay H.I.G. Capital an annual management fee of $675,000. In addition to this fee, H.I.G. Capital received additional compensation for the introduction or negotiation of any transactions not in the ordinary course of business or pursuant to which we acquired or disposed of any business operations, with the amount of any additional compensation determined by good faith negotiations between H.I.G. Capital and our Board, except that in the case of a sale of a majority of our stock or all or substantially all of its assets to a third party, H.I.G. Capital was entitled to a fee equal to 1% of the aggregate sale transaction value. We also agreed to reimburse H.I.G. Capital for any expenses incurred in the performance of its duties under the management agreement. In December 2006, this agreement was terminated. In connection with the termination, our sole stockholder paid H.I.G. Capital a fee of $4 million, $1 million of which represented a transaction fee payable upon the completion of our sole stockholder’s initial public offering of common stock and $3 million of which represents a fee to terminate the obligation to make payments under the management agreement.

DESCRIPTION OF SENIOR REVOLVING CREDIT FACILITY

Summary

In February 2007, we entered into a senior secured revolving credit facility, including a $60 million revolving credit facility, with a $10 million letter of credit subfacility, and a $20 million term loan. Set forth below is a summary of the terms of the senior secured revolving credit facility.

Revolving Credit Facility

Under our revolving credit facility, we are able to make borrowings based on a percentage of our eligible accounts receivable and inventory.

Interest accrues on amounts outstanding under our revolving credit facility at floating rates equal to either the prime rate of interest in effect from time to time (plus .25% in certain circumstances) or LIBOR plus 1.00% to 1.75% based on the amount of availability under our revolving credit facility.

Our revolving credit facility requires us to pay certain customary fees, including servicing fees, unused facility fees and pre-payment fees.

Term Loan

Under our term loan, payments of principal amortize in equal monthly installments over 36 months. In addition, our term loan requires quarterly mandatory prepayments in an amount equal to 50% of our excess cash flow, based on our financial statements. Final payment is February 15, 2010.

Interest accrues on amounts outstanding under our term loan at floating rates equal to either the prime rate of interest in effect from time to time or LIBOR plus 2.50%.

Collateral

All obligations under our senior secured revolving credit facility are secured by a first priority security interest in all of our existing and future tangible and intangible assets, real and personal. Our parent company, Claymont Steel Holdings, Inc., has provided a non-recourse guaranty secured by a pledge of the shares of our capital stock held by it.

Covenants

Our senior secured revolving credit facility contains customary covenants that restrict our ability to, among other things:

•	declare and pay dividends;

•	prepay, redeem or purchase debt;

•	incur liens;

•	make loans and investments;

•	make capital expenditures;

•	incur additional indebtedness;

•	engage in mergers, acquisitions and asset sales;

•	enter into transactions with affiliates; and

•	engage in businesses that are not related to our business.

Our senior secured revolving credit facility also includes financial covenants that, among other things, require us to maintain minimum availability under the revolving credit facility and maintain fixed charge coverage ratios.

Events of Default

Our senior secured revolving credit facility contains customary events of default, including, but not limited to:

•	non-payment of principal, interest or fees;

•	violations of certain covenants;

•	certain bankruptcy-related events;

•	inaccuracy of representations and warranties in any material respect; and

•	cross defaults with certain other indebtedness and agreements.

Prepayment

We may prepay amounts outstanding under our senior secured revolving credit facility at any time, subject to the payment of certain fees if we prepay the facility prior to February 15, 2010.

Maturity

Our senior secured revolving credit facility matures on February 15, 2012.

DESCRIPTION OF THE EXCHANGE NOTES

The old notes were issued, and the exchange notes will be issued, under an indenture, dated as of February 15, 2007 (the “Indenture”), among Claymont Steel, Inc. The Bank of New York, as trustee (the “Trustee”), and the Guarantors. The terms of the old notes and the exchange notes (collectively, the “Notes”) include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939.

The following is a summary of the material provisions of the Indenture but does not restate the Indenture in its entirety. You can find the definitions of certain capitalized terms used in the following summary under the subheading “—Definitions.” We urge you to read the Indenture because it, and not this description, defines your rights as holders of the Notes. A copy of the Indenture is filed as an exhibit to the registration statement of which this prospectus forms a part. For purposes of this “Description of the Exchange Notes,” the term “Company” means Claymont Steel, Inc. and its successors under the Indenture, excluding its subsidiaries.

The Trustee will initially act as paying agent and registrar for the Notes. You may present Notes for registration of transfer and exchange at the offices of the registrar, which initially will be the Trustee’s corporate trust office. No service charge will be made for any registration of transfer or exchange or redemption of Notes, but we may require payment in certain circumstances of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith. We may change any paying agent and registrar without notice to Holders. We will pay principal (and premium, if any) on the Notes at the Trustee’s corporate trust office in New York, New York. At our option, we may pay interest and Additional Interest, if any, at the Trustee’s corporate trust office or by check mailed to the registered address of each Holder.

Brief Description of the Notes and the Guarantees

The Notes

The Notes:

•	are senior obligations of the Company;

•	rank equally in right of payment with all other senior obligations of the Company and senior in right of payment to all Indebtedness that by its terms is subordinated to the Notes;

•	are effectively subordinated to all of the Indebtedness incurred under the Credit Agreement to the extent of the value of such collateral that secures such Indebtedness; and

•

are unconditionally guaranteed, jointly and severally, on a senior basis by all of the Company’s existing and future, direct and indirect, Domestic Restricted Subsidiaries, as set forth under “Guarantees” below.

The Guarantees

The Notes are guaranteed by all of our existing and future, direct and indirect, Domestic Restricted Subsidiaries. Each Guarantee of a Guarantor:

•	is a senior obligation of such Guarantor;

•

ranks equally in right of payment with all other senior obligations of such Guarantor and senior in right of payment to all Indebtedness that by its terms is subordinated to the Guarantee of such Guarantor; and

•	is effectively subordinated to the Guarantee of such Guarantor of all of the Indebtedness incurred under the Credit Agreement to the extent of the value of the collateral that secures such Guarantee.

As of February 15, 2007, there was approximately $63.7 million of outstanding debt ranking equally in right of payment with the Notes or the Guarantees, as the case may be.

Principal, Maturity and Interest

The Company issued the Notes in fully registered form in denominations of $1,000 and integral multiples thereof. The Notes are unlimited in aggregate principal amount, of which $105.0 million in aggregate principal amount of old notes were issued. The Company may issue additional Notes (“Additional Notes”) from time to time, subject to the limitations set forth under “Certain Covenants—Limitation on Incurrence of Additional Indebtedness.” The Notes and any Additional Notes will be substantially identical other than the issuance dates and the dates from which interest will accrue. Unless the context otherwise requires, for all purposes of the Indenture and this “Description of the Notes,” references to the Notes include any Additional Notes actually issued. Any Notes that remain outstanding after the completion of the Exchange Offer, together with the Exchange Notes issued in connection with the Exchange Offer, will be treated as a single class of securities under the Indenture. Because, however, any Additional Notes may not be fungible with the Notes for federal income tax purposes, they may have a different CUSIP number or numbers and be represented by a different global Note or Notes.

The Notes mature on February 15, 2015.

Interest on the Notes is due and payable semiannually in cash on each February 15 and August 15, commencing on August 15, 2007, to the Persons who are registered Holders at the close of business on each February 1 and August 1 immediately preceding the applicable interest payment date. Interest on the Notes accrues, with respect to the period from and including the Issue Date to but excluding the first interest payment date after the Issue Date and each successive six-month period from and including each interest payment date to but excluding the following interest payment date, at a rate equal to 8.875%.

The Company will pay interest on overdue principal at 1% per annum in excess of the above rate and will pay interest on overdue installments of interest at such higher rate to the extent lawful. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Guarantees

The full and prompt payment of the Company’s payment obligations under the Notes and the Indenture is guaranteed, jointly and severally, by all existing and future, direct and indirect, Domestic Restricted Subsidiaries. Each Guarantor fully and unconditionally guaranteed on a senior basis (each a “Guarantee” and, collectively, the “Guarantees”), jointly and severally, to each Holder and the Trustee, the full and prompt performance of the Company’s Obligations under the Indenture and the Notes, including the payment of principal of, interest on, premium, if any, on and Additional Interest, if any, on the Notes. The Guarantee of each Guarantor ranks senior in right of payment to all existing and future subordinated Indebtedness of such Guarantor and equally in right of payment with all other existing and future senior Indebtedness of such Guarantor. The obligations of each Guarantor is limited to the maximum amount which, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to its contribution obligations under the Indenture, will result in the obligations of such Guarantor under the Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. The net worth of any Guarantor for such purpose shall include any claim of such Guarantor against the Company for reimbursement and any claim against any other Guarantor for contribution. Each Guarantor may consolidate with or merge into or sell its assets to the Company or another Guarantor without limitation. See “Certain Covenants—Mergers, Consolidation and Sale of Assets” and “—Limitation on Asset Sales.”

Notwithstanding the foregoing, a Guarantor will be released from its Guarantee without any action required on the part of the Trustee or any Holder:

(1) if (a) all of the Capital Stock issued by such Guarantor or all or substantially all of the assets of such Guarantor are sold or otherwise disposed of (including by way of merger or consolidation) to a Person other than the Company or any of its Domestic Restricted Subsidiaries or (b) such Guarantor ceases to be a Restricted Subsidiary, and the Company otherwise complies, to the extent applicable, with the covenant described below under “Certain Covenants—Limitation on Asset Sales”;

(2) if the Company designates such Guarantor as an Unrestricted Subsidiary in accordance with the covenant described below under “Certain Covenants—Limitation on Restricted Payments”;

(3) if the Company exercises its legal defeasance option or its covenant defeasance option as described below under the caption “Legal Defeasance and Covenant Defeasance”; or

(4) upon satisfaction and discharge of the Indenture or payment in full in cash of the principal of, and premium, if any, accrued and unpaid interest and Additional Interest, if any, on, the Notes and all other Obligations that are then due and payable.

At the Company’s request and expense, the Trustee will execute and deliver an instrument evidencing such release. A Guarantor may also be released from its obligations under its Guarantee in connection with a permitted amendment of the Indenture. See “Modification of the Indenture.”

As of the date of this prospectus, all of our Subsidiaries are Restricted Subsidiaries. However, under certain circumstances described below under the subheading “Certain Covenants—Limitation on Restricted Payments,” the Company will be permitted to designate certain of its Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to the restrictive covenants of the Indenture and will not guarantee the Notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-Guarantor Subsidiaries, the non-Guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to the Company.

Redemption

Optional Redemption on or after February 15, 2011. At any time on or after February 15, 2011, the Company may redeem the Notes, at its option, in whole or in part, upon not less than 30 nor more than 60 days’ notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on February 15 of the year set forth below:

Year	Percentage
2011	104.438%
2012	102.219%
2013	100.000%

In addition, the Company must pay accrued and unpaid interest and Additional Interest, if any, on the Notes redeemed to the redemption date.

Optional Redemption prior to February 15, 2010. At any time prior to February 15, 2010, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture at a redemption price of 108.875% of the principal amount, plus accrued and unpaid interest and Additional Interest, if any, to the redemption date, with the net cash proceeds of one or more Public Equity Offerings or a contribution to the Company’s common equity capital made with the net cash proceeds of a concurrent offering of common stock of Holdings; provided that:

(1) at least 65% of the aggregate principal amount of notes originally issued under the indenture (excluding notes held by the Company and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2) the redemption occurs within 45 days of the date of the closing of such Public Equity Offering.

Selection and Notice of Redemption

In the event that the Company chooses to redeem less than all of the Notes, selection of the Notes for redemption will be made by the Trustee either:

(1) in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed; or

(2) if the Notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by such method as the Trustee may reasonably determine is fair and appropriate.

No Notes of a principal amount of $1,000 or less shall be redeemed in part and Notes of a principal amount in excess of $1,000 may be redeemed in part in multiples of $1,000 only.

Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder to be redeemed at its registered address. If Notes are to be redeemed in part only, the notice of redemption shall state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note (or appropriate adjustments to the amount and beneficial interests in the Global Note will be made).

The Company will pay the redemption price for any Note together with accrued and unpaid interest and Additional Interest, if any, thereon through the date of redemption. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption as long as the Company has deposited with the paying agent funds in satisfaction of the applicable redemption price pursuant to the Indenture.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

The Company is not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Company may be required to offer to purchase the Notes as described under the captions “Repurchase upon Change of Control” and “Certain Covenants—Limitation on Asset Sales.” The Company may at any time and from time to time purchase Notes in the open market or otherwise.

Repurchase upon Change of Control

Upon the occurrence of a Change of Control, each Holder will have the right to require that the Company purchase all or a portion (in integral multiples of $1,000) of such Holder’s Notes using immediately available funds pursuant to the offer described below (the “Change of Control Offer”), at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase.

Within 30 days following the date upon which the Change of Control occurred, the Company must send, by registered first-class mail, an offer to each Holder, with a copy to the Trustee, which offer shall govern the terms of the Change of Control Offer. Such offer shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”).

Holders electing to have a Note purchased pursuant to a Change of Control Offer will be required to surrender the Note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Note completed, to the paying agent at the address specified in the notice prior to the close of business on the third business day prior to the Change of Control Payment Date. If only a portion of a Note is purchased pursuant to a Change of Control Offer, a new Note in a principal amount equal to the portion thereof not purchased will be issued in the name of the Holder thereof upon cancellation of the original Note (or appropriate adjustments to the amount and beneficial interests in a Global Note will be made). Notes (or portions thereof) purchased pursuant to a Change of Control Offer will be cancelled and cannot be reissued.

The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control purchase price for all the Notes that might be delivered by Holders seeking to accept the Change of Control Offer. In the event the Company is required to purchase outstanding Notes pursuant to a Change of Control Offer, the Company expects that it would seek third party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that the Company would be able to obtain such financing and the terms of the Credit Agreement and/or the Indenture may restrict the ability of the Company to obtain such financing.

Restrictions in the Indenture described herein on the ability of the Company and its Restricted Subsidiaries to incur additional Indebtedness, to grant Liens on its property, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of the Company, whether favored or opposed by the management or the Board of Directors of the Company. Consummation of any such Asset Sales in certain circumstances may require redemption or repurchase of the Notes, and there can be no assurance that the Company or the acquiring party will have sufficient financial resources to effect such redemption or repurchase. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of the Company or any of its Subsidiaries by the management of the Company. While such restrictions cover a wide variety of arrangements that have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the Holders protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger, recapitalization or similar transaction.

One of the events that constitutes a Change of Control under the Indenture is the disposition of “all or substantially all” of the Company’s assets under certain circumstances. This term has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. As a consequence, in the event Holders elect to require the Company to purchase the Notes and the Company elects to contest such election, there can be no assurance as to how a court interpreting New York law would interpret the phrase under such circumstances.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Repurchase upon Change of Control” provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the “Repurchase upon Change of Control” provisions of the Indenture by virtue thereof.

Certain Covenants

The Indenture contains, among others, the following covenants:

Limitation on Incurrence of Additional Indebtedness. (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively, “incur”)

any Indebtedness (other than Permitted Indebtedness); provided, however, that if no Default or Event of Default shall have occurred and be continuing at the time of or as a consequence of the incurrence of any such Indebtedness, the Company or any of its Restricted Subsidiaries that is or, upon such incurrence, becomes a Guarantor may incur Indebtedness (including, without limitation, Acquired Indebtedness) if on the date of the incurrence of such Indebtedness the Consolidated Fixed Charge Coverage Ratio of the Company will be, after giving effect to the incurrence thereof, greater than 2.0 to 1.0.

(b) The Company will not, and will not permit any of its Domestic Restricted Subsidiaries to, directly or indirectly, incur any Indebtedness which by its terms (or by the terms of any agreement governing such Indebtedness) is subordinated to any other Indebtedness of the Company or such Domestic Restricted Subsidiary unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinate to the Obligations of the Company or such Domestic Restricted Subsidiary under (i) in the case of the Company, the Notes and the Indenture or (ii) in the case of such Domestic Restricted Subsidiary, its Guarantee and the Indenture, in each case, to the same extent and in the same manner as such Indebtedness is subordinated pursuant to subordination provisions that are most favorable to the holders of any other Indebtedness of the Company or such Domestic Restricted Subsidiary.

Limitation on Restricted Payments. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any distribution (other than dividends or distributions payable in Qualified Capital Stock of the Company and dividends and distributions payable to the Company or another Restricted Subsidiary of the Company) on or in respect of shares of Capital Stock of the Company or its Restricted Subsidiaries to holders of such Capital Stock;

(2) purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or its Restricted Subsidiaries (other than any such Capital Stock held by the Company or any Restricted Subsidiary);

(3) make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, any Indebtedness of the Company or any Guarantor that is subordinate or junior in right of payment to the Notes or a Guarantee; or

(4) make any Investment (other than Permitted Investments),

(each of the foregoing actions set forth in clauses (1), (2), (3) and (4) being referred to as a “Restricted Payment”), if at the time of such Restricted Payment or immediately after giving effect thereto:

(i) a Default or an Event of Default shall have occurred and be continuing;

(ii) the Company is not able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the covenant described under “—Limitation on Incurrence of Additional Indebtedness;” or

(iii) the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made subsequent to the Issue Date (the amount expended for such purposes, if other than in cash, being the Fair Market Value of such property at the time of the making thereof) shall exceed the sum of:

(A) 50% of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income is a loss, minus 100% of such loss) of the Company earned during the period beginning on January 1, 2007 and ending on the last day of the Company’s most recent fiscal quarter ending prior to the date the Restricted Payment occurs for which financial statements are available (the “Reference Date”) (treating such period as a single accounting period); plus

(B) 100% of the aggregate net cash proceeds received by the Company from any Person (other than a Subsidiary of the Company) from the issuance and sale subsequent to the Issue Date of Qualified Capital Stock of the Company; plus

(C) without duplication of any amounts included in clause (iii)(B) above, 100% of the aggregate net cash proceeds of any equity contribution received by the Company from a holder of the Company’s Capital Stock subsequent to the Issue Date; plus

(D) 100% of the aggregate net cash proceeds received from the issuance of Indebtedness or shares of Disqualified Capital Stock of the Company that have been converted into or exchanged for Qualified Capital Stock of the Company subsequent to the Issue Date; plus

(E) an amount equal to the sum of (i) the net reduction in the Investments (other than Permitted Investments) made by the Company or any of its Restricted Subsidiaries in any Person resulting from repurchases, repayments or redemptions of such Investments by such Person, proceeds realized on the sale of such Investment and proceeds representing the return of capital (excluding dividends and distributions), in each case received by the Company or any of its Restricted Subsidiaries, and (ii) to the extent such Person is an Unrestricted Subsidiary, the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the foregoing sum shall not exceed, in the case of any such Person or Unrestricted Subsidiary, the amount of Investments (excluding Permitted Investments) previously made (and treated as a Restricted Payment) by the Company or any of its Restricted Subsidiaries in such Person or Unrestricted Subsidiary.

In the case of clauses (iii)(B) and (C) above, any net cash proceeds from issuances and sales of Qualified Capital Stock of the Company financed directly or indirectly using funds borrowed from the Company or any Subsidiary of the Company, shall be excluded until and to the extent such borrowing is repaid.

Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph do not prohibit:

(1) the payment of any dividend or other distribution or redemption within 60 days after the date of declaration of such dividend or call for redemption if such payment would have been permitted on the date of declaration or call for redemption;

(2) the acquisition of any shares of Qualified Capital Stock of the Company, either (i) solely in exchange for other shares of Qualified Capital Stock of the Company or (ii) through the application of net proceeds of a sale for cash (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock of the Company within 60 days after such sale;

(3) the acquisition of any Indebtedness of the Company or the Guarantors that is subordinate or junior in right of payment to the Notes and Guarantees either (i) solely in exchange for shares of Qualified Capital Stock of the Company, or (ii) through the application of net proceeds of a sale for cash (other than to a Subsidiary of the Company) within 60 days after such sale of (a) shares of Qualified Capital Stock of the Company or (b) if no Default or Event of Default would exist after giving effect thereto, Refinancing Indebtedness;

(4) an Investment either (i) solely in exchange for shares of Qualified Capital Stock of the Company or (ii) through the application of the net proceeds of a sale for cash (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock of the Company within 60 days after such sale;

(5) the repurchase or other acquisition of shares of Capital Stock of the Company from employees, former employees, directors or former directors of the Company (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors of the Company under which such individuals purchase or sell or are granted the option to purchase or sell, shares of such Capital Stock; provided, however, that the aggregate amount of such repurchases and other acquisitions in any calendar year shall not exceed $1.0 million, provided, further, however, that the

Company may carry forward and make in a subsequent calendar year, in addition to the amounts permitted for such calendar year, the amount of such redemption or other acquisition permitted to have been made but not made in any preceding calendar year up to a maximum of $2.0 million in any calendar year;

(6) repurchases of Capital Stock deemed to occur upon exercise of stock options, warrants or other similar rights if such Capital Stock represents a portion of the exercise price (and related withholding tax) of such options, warrants or other similar rights;

(7) payments or distributions to dissenting stockholders of Capital Stock of the Company pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of the Company or any of its Restricted Subsidiaries;

(8) the application of the proceeds from the issuance of the Notes on the Issue Date as described under the “Use of Proceeds’ section of this prospectus;

(9) the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Capital Stock of the Company or any Restricted Subsidiary of the Company issued on or after the date of the indenture in compliance with the Consolidated Fixed Charge Coverage Ratio test described under “—Limitation on Incurrence of Additional Indebtedness”;

(10) Permitted Payments to Holdings; and

(11) other Restricted Payments in an aggregate amount not to exceed $5.0 million.

In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date in accordance with clause (iii) of the first paragraph of this “Limitation on Restricted Payments” covenant, amounts expended pursuant to clauses (1), (2)(ii), 3(ii)(a) and (4)(ii) shall be included in such calculation. In the event that a Restricted Payment meets the criteria of more than one of the types of Restricted Payments described in the above clauses, including the first paragraph of this “Limitation on Restricted Payments” covenant, the Company, in its sole discretion, may order and classify, and from time to time may reclassify, such Restricted Payments if it would have been permitted at the time such Restricted Payment was made and at the time of such reclassification.

Limitation on Asset Sales. The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Company or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets sold or otherwise disposed;

(2) at least 75% of the consideration received by the Company or the Restricted Subsidiary, as the case may be, from such Asset Sale is in the form of cash or Cash Equivalents and is received at the time of such disposition; provided that the amount of any liabilities (as shown on the most recent applicable balance sheet) of the Company or such Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee of any such assets shall be deemed to be cash for purposes of this provision so long as the documents governing such liabilities provide that there is no further recourse to the Company or any of its Subsidiaries with respect to such liabilities; and

(3) the Company shall apply, or cause such Restricted Subsidiary to apply, the Net Cash Proceeds relating to such Asset Sale within 360 days of receipt thereof either:

(a) to repay Indebtedness under the Credit Agreement and permanently reduce the commitments thereunder;

(b) to make (or enter into a definitive agreement committing to do so not later than 180 days after the date that is 360 days following the date of receipt of such Net Cash Proceeds) an investment in property, plant, equipment or other non-current assets that replace the properties and assets that were the subject of such Asset Sale (including the repayment of indebtedness incurred in advance to replace such properties or assets) or that will be used or useful in a Permitted Business (including expenditures for maintenance, repair or improvement of existing properties and assets) or the acquisition of all of the Capital Stock of a Person engaged in a Permitted Business; provided that such definitive agreement will be treated as a permitted application of the Net Cash Proceeds from the date of such agreement until and only until the earlier of (x) the date on which such investment or acquisition, as applicable, is consummated and (y) the 180th day following the expiration of the aforementioned 360-day period. If the investment or acquisition, as applicable, contemplated by such definitive agreement is not consummated on or before such 180th day and the Company or such Restricted Subsidiary will not have applied such Net Cash Proceeds pursuant to clause (a) of this paragraph on or before such 180th day, such definitive agreement will be deemed not to have been a permitted application of Net Cash Proceeds; or

(c) a combination of repayment and investment permitted by the foregoing clauses (3)(a) and (3)(b).

Pending the final application of Net Cash Proceeds, the Company may temporarily reduce revolving credit borrowings or invest such Net Cash Proceeds in Cash Equivalents. On the 361st day after an Asset Sale or such earlier date, if any, as the Board of Directors of the Company or of such Restricted Subsidiary determines not to apply the Net Cash Proceeds relating to such Asset Sale as set forth in clause (3)(a), (3)(b) or (3)(c) of the preceding paragraph (each, a “Net Proceeds Offer Trigger Date”), such aggregate amount of Net Cash Proceeds which have not been applied on or before such Net Proceeds Offer Trigger Date as permitted in clauses (3)(a), (3)(b) and (3)(c) of the preceding paragraph (each a “Net Proceeds Offer Amount”) shall be applied by the Company or such Restricted Subsidiary to make an offer to purchase (the “Net Proceeds Offer”) on a date (the “Net Proceeds Offer Payment Date”) not less than 30 nor more than 60 days following the applicable Net Proceeds Offer Trigger Date, from all Holders and all holders of other Applicable Indebtedness (other than Indebtedness under the Credit Agreement) containing provisions similar to those set forth in this “Limitation on Asset Sales” covenant on a pro rata basis, the maximum principal amount of Notes and such other Applicable Indebtedness that may be purchased with the Net Proceeds Offer Amount at a price equal to 100% of the principal amount thereof (or if such Indebtedness was issued with original issue discount, 100% of the accreted value), plus accrued and unpaid interest and Additional Interest thereon, if any, to the date of purchase.

The Company may defer any Net Proceeds Offer until there is an aggregate unutilized Net Proceeds Offer Amount equal to or in excess of $10.0 million resulting from one or more Asset Sales in which case the accumulation of such amount shall constitute a Net Proceeds Offer Trigger Date (at which time, the entire unutilized Net Proceeds Offer Amount, and not just the amount in excess of $10.0 million, shall be applied as required pursuant to the immediately preceding paragraph). Upon the completion of each Net Proceeds Offer, the Net Proceeds Offer Amount will be reset at zero.

In the event of the transfer of substantially all (but not all) of the property and assets of the Company and its Restricted Subsidiaries as an entirety to a Person in a transaction permitted under “—Merger, Consolidation and Sale of Assets,” which transaction does not constitute a Change of Control, the successor entity shall be deemed to have sold the properties and assets of the Company and its Restricted Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it constituted an Asset Sale. In addition, the Fair Market Value of such properties and assets of the Company or its Restricted Subsidiaries deemed to be sold shall be deemed to be Net Cash Proceeds for purposes of this covenant.

Each notice of a Net Proceeds Offer shall be mailed first class, postage prepaid, to the record Holders as shown on the register of Holders within 20 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Net Proceeds Offer, Holders may elect to tender their Notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent Holders properly tender Notes in an amount exceeding the Net Proceeds Offer Amount, Notes of tendering Holders will be purchased on a pro rata basis (based on amounts tendered). A Net Proceeds Offer shall remain open for a period of 20 business days or such longer period as may be required by law.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Asset Sale” provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the “Asset Sale” provisions of the Indenture by virtue of such compliance.

Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary of the Company to:

(1) pay dividends or make any other distributions on or in respect of its Capital Stock:

(2) make loans or advances or to pay any Indebtedness or other obligation owed to the Company or any other Restricted Subsidiary of the Company; or

(3) transfer any of its property or assets to the Company or any other Restricted Subsidiary of the Company, except for such encumbrances or restrictions existing under or by reason of:

(a) applicable law, rule or regulation;

(b) the Indenture;

(c) customary non-assignment provisions of any lease or license of any Restricted Subsidiary of the Company to the extent such provisions restrict the transfer of the lease or license or the property leased or licensed thereunder;

(d) any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired;

(e) the Credit Agreement (and all replacements or substitutions thereof on terms no more adverse to the Holders and no less favorable or more onerous to the Company and its Restricted Subsidiaries);

(f) agreements existing on the Issue Date to the extent and in the manner such agreements are in effect on the Issue Date (and all replacements or substitutions thereof on terms no more adverse to the Holders and no less favorable or more onerous to the Company and its Restricted Subsidiaries);

(g) restrictions on the transfer of assets subject to any Lien permitted under the Indenture;

(h) restrictions imposed by any agreement to sell assets or Capital Stock permitted under the Indenture to any Person pending the closing of such sale;

(i) provisions in joint venture agreements and other similar agreements (in each case relating solely to the respective joint venture or similar entity or the equity interests therein) entered into in the ordinary course of business;

(j) restrictions contained in the terms of the Purchase Money Indebtedness or Capitalized Lease Obligations not incurred in violation of the Indenture; provided, that such restrictions relate only to the assets financed with such Indebtedness;

(k) restrictions in other Indebtedness incurred in compliance with the covenant described under “—Limitation on Incurrence of Additional Indebtedness;” provided that such restrictions, taken as a whole, are, in the good faith judgment of the Company’s Board of Directors, no more materially restrictive with respect to such encumbrances and restrictions than those contained in the existing agreements referenced in clauses (b), (e) and (f) above;

(l) restrictions on cash or other deposits imposed by customers under contracts or other arrangements entered into or agreed to in the ordinary course of business;

(m) restrictions on the ability of any Foreign Restricted Subsidiary to make dividends or other distributions resulting from the operation of covenants contained in documentation governing Indebtedness of such Subsidiary permitted under the Indenture; or

(n) an agreement governing Indebtedness incurred to Refinance the Indebtedness issued, assumed or incurred pursuant to an agreement referred to in clause (b), (d), (e) or (f) above; provided, however, that the provisions relating to such encumbrance or restriction contained in any such Indebtedness are no less favorable to the Company in any material respect as determined by the Board of Directors of the Company in their reasonable and good faith judgment than the provisions relating to such encumbrance or restriction contained in agreements referred to in such clause (b), (d), (e) or (f).

Limitation on Issuances and Sales of Capital Stock of Subsidiaries. The Company will not permit or cause any of its Restricted Subsidiaries to issue or sell any Capital Stock (other than to the Company or to a Wholly-Owned Restricted Subsidiary of the Company) or permit any Person (other than the Company or a Wholly-Owned Restricted Subsidiary of the Company) to own or hold any Capital Stock of any Restricted Subsidiary of the Company or any Lien or security interest therein (other than as required by applicable law); provided, however, that this provision shall not prohibit (1) any issuance or sale if, immediately after giving effect thereto, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under the “—Limitations on Restricted Payments” covenant if made on the date of such issuance or sale or (2) the sale of all of the Capital Stock of a Restricted Subsidiary in compliance with the provisions of the “—Limitations on Asset Sales” covenant.

Limitation on Liens. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens (other than Permitted Liens) of any kind against or upon any property or assets of the Company or any of its Restricted Subsidiaries whether owned on the Issue Date or acquired after the Issue Date, or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom.

Merger, Consolidation and Sale of Assets. The Company will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary of the Company to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of the Company’s assets (determined on a consolidated basis for the Company and the Company’s Restricted Subsidiaries) whether as an entirety or substantially as an entirety to any Person unless:

(1) either:

(a) the Company shall be the surviving or continuing corporation; or

(b) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of the Company and of the Company’s Restricted Subsidiaries substantially as an entirety (the “Surviving Entity”):

(x) shall be a corporation organized and validly existing under the laws of the United States or any State thereof or the District of Columbia; and

(y) shall expressly assume, by supplemental indenture (in form and substance reasonably satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of, and premium, if any, interest and Additional Interest, if any, on all of the Notes and the performance of every covenant of the Notes, the Indenture and the Registration Rights Agreement on the part of the Company to be performed or observed thereunder;

(2) immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction), the Company or such Surviving Entity, as the case may be, shall be able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the “—Limitation on Incurrence of Additional Indebtedness” covenant;

(3) immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred or be continuing; and

(4) the Company or the Surviving Entity shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture complies with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of the Company the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

The Indenture will provide that upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, in which the Company is not the surviving or continuing corporation, the successor Person formed by such consolidation or into which the Company is merged or to which such conveyance, lease or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture and the Notes with the same effect as if such surviving entity had been named as such. Upon such substitution, the Company and any Guarantors that remain Subsidiaries of the Company shall be released from their obligations under the Indenture and the Guarantees.

Each Guarantor (other than any Guarantor whose Guarantee is to be released in accordance with the terms of the Guarantee and the Indenture in connection with any transaction complying with the provisions of this covenant and the “—Limitation on Asset Sales” covenant) will not, and the Company will not cause or permit any Guarantor to, consolidate with or merge with or into any Person, other than the Company or any other Guarantor unless:

(1) the entity formed by or surviving any such consolidation or merger (if other than the Guarantor) or to which such sale, lease, conveyance or other disposition shall have been made is a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia;

(2) such entity assumes by supplemental indenture (in form and substance reasonably satisfactory to the Trustee), executed and delivered to the Trustee, all of the obligations of the Guarantor under the Guarantee and the performance of every covenant of the Guarantee, the Indenture and the Registration Rights Agreement; and

(3) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and

(4) such entity shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation or merger complies with the Indenture.

Any merger or consolidation of (i) a Guarantor with and into the Company (with the Company being the surviving entity) or another Guarantor or (ii) a Guarantor or the Company with an Affiliate organized solely for the purpose of reincorporating such Guarantor or the Company in another jurisdiction in the United States or any state thereof or the District of Columbia need only comply with:

(A) in the case of a merger or consolidation described in clause (ii), clause (4) of the first paragraph of this covenant; and

(B) (x) clause 1(b)(y) of the first paragraph of this covenant and (y) clause (2) of the immediately preceding paragraph.

Limitations on Transactions with Affiliates. (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates (each an “Affiliate Transaction”), other than:

(x) Affiliate Transactions permitted under paragraph (b) below, and

(y) Affiliate Transactions on terms that are no less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm’s-length basis from a Person that is not an Affiliate of the Company or such Restricted Subsidiary.

With respect to all Affiliate Transactions that involve a Fair Market Value in excess of $1.0 million but less than $5.0 million (other than those listed in paragraph (b) below), the Company shall deliver an Officers’ Certificate to the Trustee certifying that such transactions are in compliance with clause (a)(y) of the preceding paragraph. With respect to all Affiliate Transactions (and each series of related Affiliate Transactions which are similar or part of a common plan) involving aggregate payments or other property with a Fair Market Value in excess of $5.0 million but less than $10.0 million the Company shall either (x) obtain the approval of a majority of the members of the Board of Directors of the Company (including a majority of the disinterested members thereof), as the case may be, and such approval shall be evidenced by a Board Resolution stating that such Board of Directors has determined that such transaction complies with the foregoing provisions or (y) obtain a favorable opinion as to the fairness of the financial terms of such transaction or series of related transactions to the Company or the relevant Restricted Subsidiary, as the case may be, from an Independent Financial Advisor and file the same with the Trustee. If the Company or any Restricted Subsidiary of the Company enters into an Affiliate Transaction (or a series of related Affiliate Transactions related to a common plan) that involves an aggregate Fair Market Value of more than $10.0 million, the Company shall, prior to the consummation thereof, obtain a favorable opinion as to the fairness of the financial terms of such transaction or series of related transactions to the Company or the relevant Restricted Subsidiary, as the case may be, from an Independent Financial Advisor and file the same with the Trustee.

(b) The restrictions set forth in the first paragraph of this covenant shall not apply to:

(1) reasonable fees and compensation paid to, advances to and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary of the Company as determined in good faith by the Company’s Board of Directors or senior management;

(2) transactions exclusively between or among the Company and any of its Restricted Subsidiaries or exclusively between or among such Restricted Subsidiaries, provided such transactions are not otherwise prohibited by the Indenture;

(3) any agreement as in effect as of the Issue Date or any transaction contemplated thereby and any amendment thereto or any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Holders in any material respect than the original agreement as in effect on the Issue Date;

(4) Permitted Investments of the type described under clauses (8), (9) and (11) thereof and Restricted Payments permitted by the Indenture:

(5) any merger or other transaction with an Affiliate solely for the purpose of reincorporating the Company in another jurisdiction or creating a holding company of the Company; and

(6) any employment, stock option, stock repurchase, employee benefit compensation, business expense reimbursement, severance, termination or other employment-related agreements, arrangements or plans entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business.

Additional Subsidiary Guarantees. If the Company or any of its Restricted Subsidiaries acquires or creates another Domestic Restricted Subsidiary after the Issue Date (other than an Unrestricted Subsidiary), then the Company shall cause such Domestic Restricted Subsidiary to:

(1) execute and deliver to the Trustee a supplemental indenture in form reasonably satisfactory to the Trustee pursuant to which such Domestic Restricted Subsidiary shall unconditionally guarantee on a senior basis all of the Company’s obligations under the Notes and the Indenture on the terms set forth in the Indenture;

(2) take such further action and execute and deliver such other documents specified in the Indenture or otherwise reasonably requested by the Trustee to effectuate the foregoing; and

(3) deliver to the Trustee an Opinion of Counsel that such supplemental indenture and any other documents required to be delivered have been duly authorized, executed and delivered by such Domestic Restricted Subsidiary and constitute legal, valid, binding and enforceable obligations of such Domestic Restricted Subsidiary and such other opinions regarding the perfection of such Liens in the assets of such Domestic Restricted Subsidiary as provided for in the Indenture.

Thereafter, such Domestic Restricted Subsidiary shall be a Guarantor for all purposes of the Indenture.

Conduct of Business. The Company will not, and will not permit any of its Restricted Subsidiaries to, engage in any businesses other than Permitted Businesses.

Reports to Holders. The Indenture provides that, whether or not required by the rules and regulations of the Securities and Exchange Commission (the “SEC”), so long as any Notes are outstanding, the Company will furnish to the Trustee and, upon request, to the Holders:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if the Company were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that describes the financial condition and results of operations of the Company and its consolidated Subsidiaries (showing in reasonable detail, either on the face of the financial statements or in the footnotes thereto and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company, if any) and, with respect to the annual information only, a report thereon by the Company’s certified independent accountants; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports,

in each case within the time periods specified in the SEC’s rules and regulations, provided that any breach of this covenant shall be cured upon the furnishing of such late report.

Notwithstanding the foregoing, the Company may satisfy such requirements prior to the effectiveness of the registration statement contemplated by the Registration Rights Agreement by filing with the SEC such registration statement within the time period required for such filing as specified in the Registration Rights Agreement, to the extent that any such registration statement contains substantially the same information as would be required to be filed by the Company if it were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, and by providing the Trustee and Holders with such Registration Statement (and any amendments thereto) promptly following the filing thereof.

In addition, following the consummation of the Exchange Offer, whether or not required by the rules and regulations of the SEC, the Company will file a copy of all such information and reports with the SEC for public availability within the time periods specified in the SEC’s rules and regulations (unless the SEC will not accept such a filing). In addition, the Company has agreed that, prior to the consummation of the Exchange Offer, for so long as any Notes remain outstanding, it will furnish to the Holders upon their request, the information required to be delivered pursuant to Rule 144(A)(d)(4) under the Securities Act.

Payments for Consent. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or is paid to all Holders that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Events of Default

The following events are defined in the Indenture as “Events of Default”:

(1) the failure to pay interest and Additional Interest, if any, on any Notes or any other amount (other than principal for the Notes) when the same becomes due and payable and the default continues for a period of 30 days;

(2) the failure to pay the principal of or premium, if any, on any Notes, when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase Notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer);

(3) a default in the observance or performance of the “—Reports to Holders” covenant which default continues for a period of 75 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes;

(4) a default in the observance or performance of any other covenant or agreement contained in the Indenture (other than as described in clause (3) above and the payment of the principal of, or premium, if any, or interest and Additional Interest, if any, on any Note) which default continues for a period of 30 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes (except in the case of a default with respect to the “—Merger, Consolidation and Sale of Assets” covenant, which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

(5) the failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Indebtedness of the Company or any Restricted Subsidiary of the Company, or the acceleration of the final stated maturity of any such Indebtedness (which acceleration is not rescinded, annulled or otherwise cured within 20 days from the date of acceleration) if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final maturity or which has been accelerated (in each case with respect to which the 20-day period described above has elapsed), aggregates $5.0 million or more at any time;

(6) one or more judgments in an aggregate amount in excess of $5.0 million shall have been rendered against the Company or any of its Restricted Subsidiaries (other than any judgment as to which a reputable and solvent third party insurer has accepted full coverage) and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable;

(7) certain events of bankruptcy affecting the Company or any of its Significant Subsidiaries;

(8) any Guarantee of a Significant Subsidiary ceases to be in full force and effect or any Guarantee of a Significant Subsidiary is declared to be null and void and unenforceable or any Guarantee of a Significant Subsidiary is found to be invalid or any Guarantor denies its liability under its Guarantee (other than by reason of release of a Guarantor in accordance with the terms of the Indenture).

If an Event of Default (other than an Event of Default specified in clause (7) above with respect to the Company) shall occur and be continuing and has not been waived, the Trustee or the Holders of at least 25% in principal amount of outstanding Notes may declare the principal of and premium, if any, accrued interest and Additional Interest, if any, on all the Notes to be due and payable by notice in writing to the Company and the Trustee specifying the Event of Default and that it is a “notice of acceleration” (the “Acceleration Notice”), and the same shall become immediately due and payable.

If an Event of Default specified in clause (7) above with respect to the Company occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest and Additional Interest, if any, on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

The Indenture provides that, at any time after a declaration of acceleration with respect to the Notes as described in the preceding paragraphs, the Holders of a majority in principal amount of the Notes may rescind and cancel such declaration and its consequences:

(1) if the rescission would not conflict with any judgment or decree;

(2) if all existing Events of Default have been cured or waived except nonpayment of principal, premium, if any, interest or Additional Interest, if any, that has become due solely because of the acceleration;

(3) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal and premium, if any, and Additional Interest, if any, which has become due otherwise than by such declaration of acceleration, has been paid; and

(4) in the event of the cure or waiver of an Event of Default of the type described in clause (7) of the description above of Events of Default, the Trustee shall have received an Officers’ Certificate and an Opinion of Counsel that such Event of Default has been cured or waived.

No such rescission shall affect any subsequent Default or impair any right consequent thereto.

The Holders of a majority in principal amount of the Notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of or premium, if any, interest or Additional Interest, if any, on any Notes.

Holders may not enforce the Indenture or the Notes except as provided in the Indenture and under the TIA. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable indemnity. Subject to the provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

No past, present or future director, officer, employee, incorporator, or stockholder of the Company or a Guarantor, as such, shall have any liability for any obligations of the Company or the Guarantors under the Notes, the Guarantees or the Indenture or for any claim based on, in respect of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

Under the Indenture, the Company is required to provide an Officers’ Certificate to the Trustee promptly upon any Officer obtaining knowledge of any Default or Event of Default (provided that such Officers’ Certificate shall be provided at least annually whether or not such Officers know of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.

Legal Defeasance and Covenant Defeasance

The Company may, at its option and at any time, elect to have its obligations and the obligations of the Guarantors discharged with respect to the outstanding Notes (“Legal Defeasance”). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes, except for:

(1) the rights of Holders to receive payments in respect of the principal of, premium, if any, interest and Additional Interest, if any, on the Notes when such payments are due;

(2) the Company’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments;

(3) the rights, powers, trust, duties and immunities of the Trustee and the Company’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under “Events of Default” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts and at such times as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, interest and Additional Interest, if any, on the Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be;

(2) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that:

(a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling; or

(b) since the date of the Indenture, there has been a change in the applicable federal income tax law,

in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit pursuant to clause (1) of this paragraph (except such Default or Event of Default resulting from the failure to comply with “Certain Covenants—Limitations on Incurrence of Additional Indebtedness” as a result of the borrowing of funds required to effect such deposit) or insofar as Defaults or Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of such deposit;

(5) such Legal Defeasance or Covenant Defeasance shall not result in a breach of, or constitute a default under the Indenture or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(6) the Company shall have delivered to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating. hindering, delaying or defrauding any other creditors of the Company or others;

(7) the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with; and

(8) the Company shall have delivered to the Trustee an Opinion of Counsel (subject to customary qualifications and exclusions) to the effect that the trust resulting from the deposit does not constitute, or is qualified as, a regulated investment company under the Investment Company Act of 1940.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when:

(1) either:

(a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or

(b) all Notes not theretofore delivered to the Trustee for cancellation (i) have become due and payable, (ii) will become due and payable at their stated maturity within one year or (iii) are to be called for redemption within one year under arrangements reasonably satisfactory to the Trustee, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, interest and Additional Interest, if any, on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(c) the Company has paid all other sums payable under the Indenture by the Company; and

(d) the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Modification of the Indenture

From time to time, the Company, the Guarantors, the Trustee without the consent of the Holders, may amend, modify or supplement the Indenture, the Notes and the Guarantees:

(1) to cure any ambiguity, defect or inconsistency contained therein;

(2) to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3) to provide for the assumption of the Company’s or a Guarantor’s obligations to Holders in accordance with the covenant described under “Certain Covenants—Merger, Consolidation and Sale of Assets;”

(4) to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights of any such Holder under the Indenture, the Notes or the Guarantees;

(5) to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the TIA;

(6) to conform the text of the Indenture, the Notes or the Guarantees to any provision of this “Description of the Exchange Notes” to the extent that such provision in this “Description of the Exchange Notes” was intended to be a verbatim recitation of a provision of the Indenture, the Notes or the Guarantees;

(7) to allow any Subsidiary or any other Person to guarantee the Notes; or

(8) to release a Guarantor as permitted by the Indenture and the relevant Guarantee,

so long as such amendment, modification or supplement does not, in the opinion of the Trustee adversely affect the rights of any of the Holders in any material respect. In formulating its opinion on such matters, the Trustee will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an Opinion of Counsel. Other amendments of, modifications to and supplements to the Indenture, the Notes, the Guarantees and the Registration Rights Agreement may be made with the consent of the Holders of a majority in principal amount of the then outstanding Notes issued under the Indenture, except that, without the consent of each Holder affected thereby, no amendment may:

(1) reduce the amount of Notes whose Holders must consent to an amendment, supplement or waiver of any provision of the Indenture or the Notes;

(2) reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, or Additional Interest on any Notes;

(3) reduce the principal of or change or have the effect of changing the fixed maturity of any Notes, or change the date on which any Notes may be subject to redemption or reduce the redemption price therefor;

(4) make any Notes payable in money other than that stated in the Notes;

(5) make any change in provisions of the Indenture protecting the right of each Holder to receive payment of principal of, premium, if any, interest and Additional Interest, if any, on such Note on or after the due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount of Notes to waive Defaults or Events of Default;

(6) amend, change or modify in any material respect the obligation of the Company to make and consummate a Change of Control Offer after the occurrence of a Change of Control or make and consummate a Net Proceeds Offer with respect to any Asset Sale that has been consummated or, modify any of the provisions or definitions with respect thereto;

(7) subordinate the Notes in right of payment to any other Indebtedness of the Company or any Guarantor; or

(8) release any Guarantor from any of its obligations under its Guarantee or the Indenture otherwise than in accordance with the terms of the Indenture.

Governing Law

The Indenture provides that it, the Notes and the Guarantees will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

The Trustee

The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions; provided that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

Certain Definitions

Set forth below is a summary of certain of the defined terms to be used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

“Acquired Indebtedness” means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of the Company or at the time it merges or consolidates with or into the Company or any of its Restricted Subsidiaries or assumed in connection with the acquisition of assets from such Person and in each case not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Company or such acquisition, merger or consolidation and which Indebtedness is without recourse to the Company or any of its Subsidiaries or to any of their respective properties or assets other than the Person or the assets to which such Indebtedness related prior to the time such Person became a Restricted Subsidiary of the Company or the time of such acquisition, merger or consolidation.

“Acquisition” means:

(1) an Investment by the Company or any Subsidiary of the Company in any other Person (other than a Restricted Subsidiary of the Company) pursuant to which the Company or such Subsidiary acquires, whether directly or indirectly, the Capital Stock of such other Person or the right to acquire any such Capital Stock (including an Investment in the Indebtedness of such other Person that is convertible into the Capital Stock of such other Person), or

(2) the acquisition by the Company or any Restricted Subsidiary of the Company of the assets of any Person (other than a Restricted Subsidiary of the Company) which constitute all or substantially all of the assets of such Person or comprise any division or line of business of such Person or other than in the ordinary course of business, any other assets of such Person.

“Additional Interest” means all additional interest then owing pursuant to the Registration Rights Agreement.

“Administrative Agent” has the meaning set forth in the definition of the term “Credit Agreement.”

“Affiliate” means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; provided, that Beneficial Ownership of 10% or more of the Voting Stock of the Person shall be deemed to be control. The terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Applicable Indebtedness” means in respect of any other asset, Indebtedness that is pari passu with the Notes.

“Asset Acquisition” means:

(1) an Investment by the Company or any Restricted Subsidiary of the Company in any other Person pursuant to which such Person shall become a Restricted Subsidiary of the Company or any Restricted Subsidiary of the Company, or shall be merged with or into the Company or any Restricted Subsidiary of the Company; or

(2) the acquisition by the Company or any Restricted Subsidiary of the Company of the assets of any Person (other than a Restricted Subsidiary of the Company) which constitute all or substantially all of the assets of such Person or comprise any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

“Asset Sale” means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer (other than a Lien in accordance with the Indenture) for value by (x) the Company or any of its Restricted Subsidiaries to any Person other than the Company or a Guarantor or (y) a Foreign Restricted Subsidiary to any Person other than the Company or a Wholly-Owned Restricted Subsidiary of the Company of:

(1) any Capital Stock of any Restricted Subsidiary of the Company; or

(2) any other property or assets of the Company or any Restricted Subsidiary of the Company other than in the ordinary course of business; provided, however, that Asset Sales shall not include:

(a) a transaction or series of related transactions for which the Company or its Restricted Subsidiaries receive aggregate consideration of less than $5.0 million;

(b) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company as permitted under “Certain Covenants—Merger, Consolidation and Sale of Assets;”

(c) any Restricted Payment permitted under “Certain Covenants—Limitation on Restricted Payments,” including a Permitted Investment;

(d) the sale of Cash Equivalents; and

(e) the sale or other disposition of used, worn out, obsolete or surplus equipment.

“Bankruptcy Code” means the Bankruptcy Reform Act of 1978, as amended, and codified as 11 U.S.C. §§101 et seq.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” have meanings correlative to the foregoing.

“Board of Directors” means, as to any Person, the board of directors or similar governing body of such Person or any duly authorized committee thereof.

“Board Resolution” means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Borrowing Base” means, as of the date of determination, an amount equal to:

(1) 85% of the face amount of all accounts receivable owned by the Company and its Restricted Subsidiaries that were no more than 90 days past due; plus

(2) 75% of the book value of all inventory, net of reserves, owned by the Company and its Restricted Subsidiaries.

“Capital Stock” means;

(1) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person;

(2) with respect to any Person that is not a corporation, any and all partnership, membership or other equity interests of such Person; and

(3) any warrants, rights or options to purchase any of the instruments or interests referred to in clause (1) or (2) above.

“Capitalized Lease Obligation” means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

“Cash Equivalents” means:

(1) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof;

(2) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor’s Ratings Group (“S&P”) or Moody’s Investors Service, Inc. (“Moody’s”);

(3) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody’s;

(4) certificates of deposit or bankers’ acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined net capital and surplus of not less than $250.0 million;

(5) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (1) above entered into with any bank meeting the qualifications specified in clause (4) above; and

(6) investments in money market funds which invest substantially all their assets in securities of the types described in clauses (1) through (5) above.

“Change of Control” means the occurrence of one or more of the following events:

(1) any direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one transaction or a series of related transactions, of all or substantially all of the assets of the Company to any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a “Group”), other than a transaction in which the transferee is controlled by one or more Permitted Holders;

(2) the Company consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, the Company, other than (A) a transaction in which the surviving or transferee Person is a Person that is controlled by the Permitted Holders or (B) any such transaction where the Voting Stock of the Company outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Capital Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance);

(3) the approval by the holders of Capital Stock of the Company of any plan or proposal for the liquidation, winding up or dissolution of the Company;

(4) any Person or Group (other than the Permitted Holders) is or becomes the Beneficial Owner, directly or indirectly, in the aggregate of more than 50% of the total voting power of the Voting Stock of the Company;

(5) individuals who on the Issue Date constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of the Company was approved pursuant to a vote of a majority of the directors then still in office who were either directors on the Issue Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office.

“Commodity Agreement” means any hedging agreement or other similar agreement or arrangement designed to protect the Company or any Restricted Subsidiary of the Company against fluctuations in commodity prices.

“Common Stock” of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person’s common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

“Consolidated EBITDA” means, with respect to any Person, for any period, the sum (without duplication) of:

(1) Consolidated Net Income; and

(2) to the extent Consolidated Net Income has been reduced thereby:

(a) all income taxes of such Person and its Restricted Subsidiaries paid or accrued in accordance with GAAP for such period;

(b) Consolidated Interest Expense, and interest attributable to write-offs of deferred financing costs; and

(c) Consolidated Non-cash Charges less any non-cash items increasing Consolidated Net Income for such period,

all as determined on a consolidated basis for such Person and its Restricted Subsidiaries in accordance with GAAP.

“Consolidated Fixed Charge Coverage Ratio” means, with respect to any Person, the ratio of Consolidated EBITDA of such Person during the four consecutive full fiscal quarters (the “Four Quarter Period”) most recently ending on or prior to the date of the transaction or event giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio for which financial statements are available (the “Transaction Date”) to Consolidated Fixed Charges of such Person for the Four Quarter Period.

In addition to and without limitation of the foregoing, for purposes of this definition, “Consolidated EBITDA” and “Consolidated Fixed Charges” shall be calculated after giving effect on a pro forma basis for the period of such calculation to:

(1) the incurrence or repayment of any Indebtedness of such Person or any of its Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period; and

(2) any Asset Sale or Asset Acquisition (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of any such Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date), as if such Asset Sale or other disposition or Asset Acquisition (including the incurrence, assumption or liability for any such Indebtedness or Acquired Indebtedness and also including any Consolidated EBITDA associated with such Asset Acquisition) occurred on the first day of the Four Quarter Period provided that the Consolidated EBITDA of any Person acquired shall be included only to the extent includible pursuant to the definition of “Consolidated Net Income.” If such Person or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or any Restricted Subsidiary of such Person had directly incurred or otherwise assumed such guaranteed Indebtedness.

Furthermore, in calculating “Consolidated Fixed Charges” for purposes of determining the denominator (but not the numerator) of this “Consolidated Fixed Charge Coverage Ratio”:

(1) interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date (including Indebtedness actually incurred on the Transaction Date) and which will continue to be so determined thereafter shall be deemed to have accrued at the average rate per annum on such Indebtedness during the period of four fiscal quarters ending on or most recently ended prior to the Transaction Date; provided that interest on any Indebtedness actually incurred on the Transaction Date shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date; and

(2) notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

“Consolidated Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of:

(1) Consolidated Interest Expense (excluding amortization or write-off of deferred financing costs); plus

(2) the product of (x) the amount of all dividend payments on any series of Preferred Stock of such Person (other than dividends paid in Qualified Capital Stock) paid, accrued or scheduled to be paid or accrued during such period times (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local tax rate of such Person, expressed as a decimal.

Notwithstanding the foregoing, Consolidated Fixed Charges of a Person shall not include amounts described in clause (1) or (2) of any other Person to the extent the net income of such Person is excluded from Consolidated Net Income by clause (3), (4) or (6) of the definition of Consolidated Net Income.

“Consolidated Interest Expense” means, with respect to any Person for any period, the aggregate of the interest expense of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, as determined in accordance with GAAP, and including, without duplication, (a) all amortization or accretion of original issue discount: (b) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period; and (c) net cash costs under all Interest Swap Obligations (including amortization of fees).

“Consolidated Net Income” means, with respect to any Person, for any period, the aggregate net income (or loss) of such Person and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided, however, that there shall be excluded therefrom:

(1) after-tax gains and losses from Asset Sales or abandonments or reserves relating thereto;

(2) after-tax items classified as extraordinary gains or losses;

(3) the net income (but not loss) of any Restricted Subsidiary of the referent Person to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is restricted by a contract, operation of law or otherwise;

(4) the net income of any Person, other than the referent Person or a Restricted Subsidiary of the referent Person, except to the extent of cash dividends or distributions paid to the referent Person or to a Wholly-Owned Restricted Subsidiary of the referent Person by such Person;

(5) any restoration to income of any material contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Issue Date;

(6) income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued);

(7) all gains and losses realized on or because of the purchase or other acquisition by such Person or any of its Restricted Subsidiaries of any securities of such Person or any of its Restricted Subsidiaries;

(8) the cumulative effect of a change in accounting principles;

(9) interest expense attributable to dividends on Qualified Capital Stock pursuant to Statement of Financial Accounting Standards No. 150. “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity;”

(10) non-cash charges resulting from the impairment of intangible assets; and

(11) in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person’s assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets.

“Consolidated Net Worth” of any Person means the consolidated stockholders’ equity of the Person, determined on a consolidated basis in accordance with GAAP, less (without duplication) amounts attributable to Disqualified Capital Stock of such Person.

“Consolidated Non-cash Charges” means, with respect to any Person, for any period, the aggregate depreciation, amortization and other non-cash items and expenses of such Person and its Restricted Subsidiaries to the extent they reduce Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charges constituting an extraordinary item or loss or any such charge which requires an accrual of or a reserve for cash charges for any future period).

“Credit Agreement” means the Credit Agreement dated as of the Issue Date, among the Company, the lenders party thereto (together with their successors and assigns, the “Lenders”) and U.S. Bank National Association, as administrative agent (in such capacity, together with its successors and assigns, the “Administrative Agent”), setting forth the terms and conditions of the new senior revolving credit facility, together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), in each case as such agreements may be amended, supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings thereunder (provided that such increase in borrowings is permitted under clause (2) of the definition of the term “Permitted Indebtedness”) or adding Subsidiaries of the Company as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

“Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any Restricted Subsidiary of the Company against fluctuations in currency values.

“Default” means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

“Disqualified Capital Stock” means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event (other than an event that would constitute a Change of Control), matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof (except in each case, upon the occurrence of a Change of Control) on or prior to the first anniversary of the final maturity date of the Notes for cash or is convertible into or exchangeable for debt securities of the Company or its Subsidiaries at any time prior to such anniversary.

“Domestic Restricted Subsidiary” means, with respect to any Person, a Domestic Subsidiary of such Person that is a Restricted Subsidiary of such Person.

“Domestic Subsidiary” means, with respect to any Person, a Subsidiary of such Person that is not a Foreign Subsidiary of such Person.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

“Exchange Offer” means an exchange offer that may be made by the Company, pursuant to the Registration Rights Agreement, to exchange for any and all the Notes a like aggregate principal amount of Notes having substantially identical terms to the Notes registered under the Securities Act.

“Fair Market Value” means, with respect to any asset or property, the price which could be negotiated in an arm’s length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value shall be determined by the Board of Directors of the Company acting in good faith and shall be evidenced by a Board Resolution of the Board of Directors of the Company delivered to the Trustee; provided, however, that with respect to any price less than $3.0 million only the good faith determination by the Company’s senior management shall be required.

“Foreign Restricted Subsidiary” means any Restricted Subsidiary that is organized under the laws of any jurisdiction other than the United States of America, any state thereof or the District of Columbia.

“Foreign Subsidiary” means, with respect to any Person, any Subsidiary of such Person that is organized under the laws of any jurisdiction other than the United States of America, any state thereof or the District of Columbia.

“GAAP” means accounting principles generally accepted in the United States set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States.

“Guarantor” means (1) each of the Company’s Domestic Restricted Subsidiaries existing on the Issue Date and (2) each of the Company’s Domestic Restricted Subsidiaries that in the future executes a supplemental indenture in which such Domestic Restricted Subsidiary agrees to be bound by the terms of the Indenture as a Guarantor; provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its respective Guarantee is released in accordance with the terms of the Indenture.

“Holder” means the Person in whose name a Note is registered on the registrar’s books.

“Holdings” means Claymont Steel Holdings, Inc.

“Indebtedness” means with respect to any Person, without duplication:

(1) all Obligations of such Person for borrowed money;

(2) all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) all Capitalized Lease Obligations of such Person;

(4) all Obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business that are not overdue by 180 days or more or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and any deferred purchase price represented by earn outs consistent with the Company’s past practice);

(5) all Obligations for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction, whether or not then due;

(6) guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (1) through (5) above and clause (8) below;

(7) all Obligations of any other Person of the type referred to in clauses (1) through (6) which are secured by any Lien on any property or asset of such Person, the amount of any such Obligation being deemed to be the lesser of the Fair Market Value of the property or asset securing such Obligation or the amount of such Obligation;

(8) all Interest Swap Obligations and all Obligations under Currency Agreements and Commodity Agreements of such Person; and

(9) all Disqualified Capital Stock issued by such Person with the amount of indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any.

Notwithstanding the foregoing, Indebtedness shall not include any Qualified Capital Stock. For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the Fair Market Value of such Disqualified Capital Stock, such Fair Market Value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock.

“Independent Financial Advisor” means a nationally-recognized accounting, appraisal or investment banking firm: (1) that does not, and whose directors, officers and employees or Affiliates do not, have a direct or indirect financial interest in the Company; and (2) that, in the judgment of the Board of Directors of the Company, is otherwise independent and qualified to perform the task for which it is to be engaged.

“Interest Swap Obligations” means the obligations of any Person pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

“Investment” in any Person means any direct or indirect advance, loan (other than (x) advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender and (y) payments to vendors in the ordinary course of business that are recorded as prepaid expenses on the balance sheet of the lender) or other extensions of credit (including by way of guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition for value of Capital Stock, Indebtedness or other similar instruments issued by such Person. If the Company or any Restricted Subsidiary issues, sells or otherwise disposes of any Capital Stock of a Person that is a Restricted Subsidiary such that, after giving effect thereto, such Person is no longer a Restricted Subsidiary, any Investment by the Company or any Restricted Subsidiary in such Person remaining after giving effect thereto will be deemed to be a new Investment at such time. The acquisition by the Company or any Restricted Subsidiary of a Person that holds an investment in a third Person will be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person at such time. Except as otherwise provided for herein, the amount of an Investment shall be its Fair Market Value at the time the Investment is made and without giving effect to subsequent changes in value.

For purposes of the definition of “Unrestricted Subsidiary’, the definition of “Restricted Payment” and the covenant described under “—Certain Covenants—Limitation on Restricted Payments”:

(i) “Investment” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to (A) the Company’s “Investment” in such Subsidiary at the time of such redesignation less (B) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

(ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer, in each case as determined in good faith by the Board of Directors of the Company.

“Issue Date” means the date of original issuance of the Notes.

“Lenders” has the meaning set forth in the definition of the term “Credit Agreement.”

“Lien” means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

“Net Cash Proceeds” means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (other than the portion of any such deferred payment constituting interest) received by the Company or any of its Restricted Subsidiaries from such Asset Sale net of:

(1) reasonable out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions);

(2) all taxes and other costs and expenses actually paid or estimated by the Company (in good faith) to be payable in cash in connection with such Asset Sale;

(3) repayment of Indebtedness that is secured by the property or assets that are the subject of such Asset Sale and is required to be repaid in connection with such Asset Sale; and

(4) appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, provided, however, that if, after the payment of all taxes with respect to such Asset Sale, the amount of estimated taxes, if any, pursuant to clause (2) above exceeded the tax amount actually paid in cash in respect of such Asset Sale, the aggregate amount of such excess shall, at such time, constitute Net Cash Proceeds.

“Obligations” means all obligations for principal, premium, interest, Additional Interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Offering” means the offering of the Notes hereunder.

“Officer” means the Executive Chairman, the President, the Chief Financial Officer or any Vice President of the Company.

“Officers’ Certificate” means a certificate signed by two Officers of the Company, at least one of whom shall be the principal financial officer of the Company, and delivered to the Trustee.

“Opinion of Counsel” means a written opinion of counsel who shall be reasonably acceptable to the Trustee.

“Permitted Business” means any business that is the same as or similar, reasonably related, complementary or incidental to the business in which the Company and its Restricted Subsidiaries are engaged on the Issue Date.

“Permitted Holders” means H.I.G. Capital LLC, a Delaware limited liability company and its Affiliates.

“Permitted Indebtedness” means, without duplication, each of the following:

(1) Indebtedness under the Notes issued in the Offering or in the Exchange Offer and the related Guarantees;

(2) Indebtedness incurred pursuant to the Credit Agreement in an aggregate principal amount at any time outstanding not to exceed the greater of (x) $80.0 million or (y) the Borrowing Base as of the date of such incurrence, in each case, as such amount may be reduced from time to time as a result of permanent reductions of the revolving commitments thereunder as provided in “Certain Covenants—Limitation on Asset Sales;”

(3) other Indebtedness of the Company and its Restricted Subsidiaries outstanding on the Issue Date;

(4) Interest Swap Obligations of the Company or any Restricted Subsidiary of the Company covering Indebtedness of the Company or any of its Restricted Subsidiaries; provided, however, that such Interest Swap Obligations are entered into for the purpose of fixing or hedging interest rates with respect to any fixed or variable rate Indebtedness that is permitted by the Indenture to be outstanding to the extent that the notional amount of any such Interest Swap Obligation does not exceed the principal amount of Indebtedness to which such Interest Swap Obligation relates;

(5) Indebtedness under Currency Agreements, in each case arising in the ordinary course of business of the Company and its Restricted Subsidiaries; provided that in the case of Currency Agreements which relate to Indebtedness, such Currency Agreements do not increase the Indebtedness of the Company and its Restricted Subsidiaries outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

(6) intercompany Indebtedness of the Company or a Restricted Subsidiary for so long as such Indebtedness is held by the Company or a Restricted Subsidiary; provided that if as of any date any Person other than the Company or a Restricted Subsidiary owns or holds any such indebtedness or holds a Lien (other than a Permitted Lien) in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness under this clause (6) by the issuer of such Indebtedness;

(7) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within three business days of incurrence;

(8) Indebtedness of the Company or any of its Restricted Subsidiaries represented by letters of credit for the account of the Company or such Restricted Subsidiary, as the case may be, in order to provide security for workers’ compensation claims, payment obligations in connection with self-insurance or similar requirements, trade obligations or similar obligations, in each case to the extent incurred in the ordinary course of business;

(9) Obligations in respect of performance, bid and surety bonds and completion guarantees provided by the Company or any Restricted Subsidiary in the ordinary course of business;

(10) Indebtedness represented by Capitalized Lease Obligations and Purchase Money Indebtedness of the Company and its Restricted Subsidiaries incurred in the ordinary course of business (including Refinancings thereof that do not result in an increase in the aggregate principal amount of Indebtedness of such Person as of the date of such proposed Refinancing (plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and plus the amount of reasonable expenses incurred by the Company in connection with such Refinancing)) not to exceed $5.0 million at any time outstanding;

(11) Refinancing Indebtedness;

(12) Indebtedness represented by guarantees by the Company or a Restricted Subsidiary of Indebtedness incurred by the Company or a Restricted Subsidiary so long as the incurrence of such Indebtedness by the Company or any such Restricted Subsidiary is otherwise permitted by the terms of the Indenture;

(13) Indebtedness arising from agreements of the Company or a Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred in connection with the disposition of any business, assets or Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition; provided that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by the Company and the Subsidiary in connection with such disposition;

(14) Indebtedness of the Company or any of its Restricted Subsidiaries to the extent the net proceeds thereof are promptly used to redeem the Notes in full or deposited to defease or discharge the Notes, in each case, in accordance with the Indenture; and

(15) additional Indebtedness of the Company and its Restricted Subsidiaries in an aggregate principal amount not to exceed $5.0 million at any time outstanding.

For purposes of determining compliance with the “—Limitation on Incurrence of Additional Indebtedness” covenant (a) the outstanding principal amount of any item of Indebtedness shall be counted only once and (b) in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (15) above or is entitled to be incurred pursuant to the Consolidated Fixed Charge Coverage Ratio provisions of such covenant, the Company shall, in its sole discretion, classify (or later reclassify) such item of Indebtedness in any manner that complies with this covenant. Indebtedness under our new senior revolving credit facility, which is governed by the Credit Agreement, outstanding on the Issue Date will initially be deemed to have been incurred on such date in reliance on the exception provided by clause (2) of the definition of Permitted indebtedness. Accrual of interest, accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Capital Stock in the form of additional shares of the same class of Disqualified Capital Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Capital Stock for purposes of the “—Limitations on Incurrence of Additional Indebtedness” covenant.

“Permitted Investments” means:

(1) Investments by the Company or any Restricted Subsidiary of the Company in any Person that is or will become immediately after such Investment a Restricted Subsidiary or that will merge or consolidate with or into the Company or a Restricted Subsidiary, or that transfers or conveys all or substantially all of its assets to the Company or a Restricted Subsidiary;

(2) Investments in the Company by any Restricted Subsidiary of the Company; provided that any Indebtedness evidencing such Investment is unsecured and subordinated, pursuant to a written agreement, to the Company’s Obligations under the Notes and the Indenture;

(3) Investments in cash and Cash Equivalents;

(4) Currency Agreements and Interest Swap Obligations, in each case, entered into (a) in the ordinary course of the Company’s or its Restricted Subsidiaries’ businesses, (b) not for speculative purposes and (c) otherwise in compliance with the Indenture;

(5) Investments in the Notes;

(6) investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers in exchange for claims against such trade creditors or customers;

(7) Investments made by the Company or its Restricted Subsidiaries as a result of consideration received in connection with an Asset Sale made in compliance with the “—Limitation on Asset Sales” covenant;

(8) Investments in existence on the Issue Date;

(9) loans and advances, including advances for travel and moving expenses, to employees, officers and directors of the Company and its Restricted Subsidiaries in the ordinary course of business for bona fide business purposes not in excess of $250,000 at any one time outstanding;

(10) advances to suppliers and customers in the ordinary course of business;

(11) prepaid expenses and deposits in the ordinary course of business for a bona fide business purpose not in excess of $500,000 at any time outstanding; and

(12) additional Investments in an aggregate amount not to exceed $1.0 million at any time outstanding.

“Permitted Liens” means the following types of Liens:

(1) Liens for taxes, assessments or governmental charges or claims either (a) not delinquent or (b) contested in good faith by appropriate proceedings and as to which the Company or its Restricted Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

(2) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law or pursuant to customary reservations or retentions of title incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

(3) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

(4) any judgment Lien not giving rise to an Event of Default;

(5) easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

(6) any interest or title of a lessor under any Capitalized Lease Obligation permitted pursuant to clause (10) of the definition of “Permitted Indebtedness;” provided that such Liens do not extend to any property or assets which are not leased property subject to such Capitalized Lease Obligation;

(7) Liens securing Purchase Money Indebtedness permitted pursuant to clause (10) of the definition of “Permitted Indebtedness;’ provided, however, that (a) the Indebtedness shall not exceed the cost of the property or assets acquired, together, in the case of real property, with the cost of the construction thereof and improvements thereto, and shall not be secured by a Lien on any property or assets of the Company or any Restricted Subsidiary of the Company other than such property or assets so acquired or constructed and improvements thereto and (b) the Lien securing such Indebtedness shall be created within 180 days of such acquisition or construction or, in the case of a refinancing of any Purchase Money Indebtedness, within 180 days of such refinancing;

(8) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(9) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

(10) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of the Company or any of its Restricted Subsidiaries, including rights of offset and set-off;

(11) Liens securing Interest Swap Obligations which Interest Swap Obligations relate to Indebtedness that is otherwise permitted under the indenture;

(12) Liens securing Indebtedness under Currency Agreements that are permitted under the Indenture;

(13) Liens securing Acquired Indebtedness incurred in accordance with the “—Limitation on Incurrence of Additional Indebtedness” covenant; provided that:

(a) such Liens secured such Acquired Indebtedness at the time of and prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company and were not granted in connection with, or in anticipation of, the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company; and

(b) such Liens do not extend to or cover any property or assets of the Company or of any of its Restricted Subsidiaries other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of the Company or a Restricted Subsidiary of the Company and are no more favorable to the lienholders than those securing the Acquired Indebtedness prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company;

(14) Liens existing as of the Issue Date and securing Indebtedness permitted to be outstanding under clause (3) of the definition of the term “Permitted Indebtedness” to the extent and in the manner such Liens are in effect on the Issue Date;

(15) Liens securing Indebtedness under the Credit Agreement to the extent such Indebtedness is permitted under clause (2) of the definition of the term “Permitted Indebtedness”; and

(16) Liens securing Refinancing Indebtedness which is incurred to Refinance any Indebtedness which has been secured by a Lien permitted under this paragraph and which has been incurred in accordance with the “—Limitation on Incurrence of Additional Indebtedness” provisions of the Indenture; provided, however, that such Liens: (i) are no less favorable to the Holders and are not more favorable to the lienholders with respect to such Liens than the Liens in respect of the Indebtedness being Refinanced; and (ii) do not extend to or cover any property or assets of the Company or any of its Restricted Subsidiaries not securing the Indebtedness so Refinanced.

“Permitted Payments to Holdings” means, without duplication as to amounts:

(1) payments to Holdings to permit Holdings to pay reasonable accounting, legal and administrative expenses of Holdings when due, in an aggregate amount not to exceed $1.0 million per annum; and

(2) payments to Holdings pursuant to the tax sharing agreement dated July 6, 2006 between the Company and Holdings.

“Person” means an individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

“Preferred Stock” of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

“Public Equity Offering” means an offer and sale of Capital Stock (other than Disqualified Stock) of the Company pursuant to a registration statement that has been declared effective by the SEC pursuant to the Securities Act (other than a registration statement on Form S-8 or otherwise relating to equity securities issuable under any employee benefit plan of the Company).

“Purchase Money Indebtedness” means Indebtedness of the Company and its Restricted Subsidiaries incurred for the purpose of financing all or any part of the purchase price, or the cost of installation, construction or improvement, of property or equipment, provided that the aggregate principal amount of such Indebtedness does not exceed the lesser of the Fair Market Value of such property or such purchase price or cost.

“Qualified Capital Stock” means any Capital Stock that is not Disqualified Capital Stock.

“Refinance” means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means any Refinancing by the Company or any Restricted Subsidiary of the Company of Indebtedness incurred in accordance with the “—Limitation on Incurrence of Additional Indebtedness” covenant (other than pursuant to Permitted Indebtedness) or clauses (1), (3) or (11) of the definition of Permitted Indebtedness, in each case that does not:

(1) have an aggregate principal amount (or, if such Indebtedness is issued with original issue discount, an aggregate offering price) greater than the sum of (x) the aggregate principal amount of the Indebtedness being Refinanced (or, if such Indebtedness being Refinanced is issued with original issue discount, the aggregate accreted value) as of the date of such proposed Refinancing plus (y) the amount of fees, expenses, premium, defeasance costs and accrued but unpaid interest relating to the Refinancing of such Indebtedness being Refinanced;

(2) create Indebtedness with: (a) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced; or (b) a final maturity earlier than the final maturity of the Indebtedness being Refinanced; or

(3) affect the security, if any, for such Refinancing Indebtedness (except to the extent that less security is granted to holders of such Refinancing Indebtedness);

If such Indebtedness being Refinanced is subordinate or junior by its terms to the Notes, then such Refinancing Indebtedness shall be subordinate by its terms to the Notes at least to the same extent and in the same manner as the Indebtedness being Refinanced.

“Registration Rights Agreement” means the Registration Rights Agreement, dated as of the Issue Date, between the Company, the Guarantors and the Initial Purchaser, as the same may be amended or modified from time to time in accordance with the terms thereof.

“Restricted Subsidiary” of any Person means any Subsidiary of such Person which at the time of determination is not an Unrestricted Subsidiary.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Significant Subsidiary” with respect to any Person, means any Restricted Subsidiary of such Person that satisfies the criteria for a “significant subsidiary” set forth in clauses (1) or (2) of Rule 1-02(w) of Regulation S-X under the Exchange Act.

“Subsidiary” with respect to any Person, means:

(1) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person; or

(2) any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

“Unrestricted Subsidiary” of any Person means:

(1) any Subsidiary of such Person that at the time of determination shall be or continue to be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below; and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Company may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated, provided that:

(1) the Company certifies to the Trustee that such designation complies with the “—Limitation on Restricted Payments” covenant; and

(2) each Subsidiary to be so designated and each of its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries.

The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary only if:

(1) immediately after giving effect to such designation, the Company is able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the “—Limitation on Incurrence of Additional Indebtedness” covenant; and

(2) immediately before and immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing.

Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“Voting Stock” means, with respect to any Person, securities of any class or classes of Capital Stock of such Person entitling the holders thereof (whether at all times or only so long as no senior class of stock has voting power by reason of any contingency) to vote in the election of members of the Board of Directors (or equivalent governing body) of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing (1) the then outstanding aggregate principal amount of such Indebtedness into (2) the sum of the total of the products obtained by multiplying:

(1) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by

(2) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

“Wholly-Owned Restricted Subsidiary” of any Person means any Restricted Subsidiary of such Person of which all the outstanding Capital Stock (other than in the case of a Foreign Subsidiary, directors’ qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by such Person or any Wholly-Owned Restricted Subsidiary of such Person.

UNITED STATES FEDERAL TAXATION

The following is a summary of the material United States federal income tax consequences of exchanging old notes for exchange notes in the exchange offer and of the ownership and disposition of the exchange notes offered hereby, but does not purport to be a complete analysis of all potential tax considerations relating to the exchange offer or the exchange notes. Except as specifically noted herein, this summary is limited to persons that acquired the old notes in the initial offering at their original issue price, are exchanging old notes for exchange notes in the exchange offer and will hold the exchange notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code, (generally, property held for investment). This section does not apply to a holder that is a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies:

•	a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that owns notes that are a hedge or that are hedged against interest rate risks;

•	a person that owns notes as part of a straddle or conversion transaction for tax purposes;

•	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar; or

•	a United States alien holder (as defined below) that holds the notes in connection with a United States trade or business.

This section is based on the Code, its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If an entity or arrangement that is treated as a partnership for United States federal income tax purposes holds the notes, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in such entity or arrangement should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the notes.

Holders should consult their own tax advisors concerning the consequences of purchasing, owning and disposing of these notes in their particular circumstances under the Code and the laws of any other taxing jurisdiction.

Consequences of Exchanging Old Notes for Exchange Notes

The exchange of your old notes for exchange notes in the exchange offer should not constitute a taxable exchange for federal income tax purposes. Accordingly, the exchange offer should have no federal income tax consequences to you. Your federal income tax basis in the exchange notes should be the same as your federal income tax basis in your old notes and your holding period for federal income tax purposes in the exchange notes will include your holding period in the old notes you exchanged for the exchange notes. Where an old note was subject to the market discount or premium rules, the exchange note received in exchange for such old note will be treated as subject to such rules on the same basis as the old note.

United States Holders

This subsection describes the tax consequences to a United States holder. A holder is a United States holder if that holder is a beneficial owner of an exchange note and is or is treated for United States federal income tax purposes as:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust or if the trust was in existence on August 20, 1996 and has elected to continue to be treated as a United States person.

Holders that are not United States holders should refer to “–United States Alien Holders” below.

Interest and Original Issue Discount. If you are a United States holder, stated interest on the exchange notes will be reportable by you as ordinary income at the time it accrues or is received in accordance with your regular method of accounting for United States federal income tax purposes. Thus, if you are on the accrual method of accounting for United States federal income tax purposes, stated interest on the exchange notes will be reportable by you as ordinary income at the time it accrues. If you are on the cash method of accounting for United States federal income tax purposes, stated interest on the exchange notes will be taxable to you as ordinary income at the time it is received.

Because the stated redemption price of the old notes did not exceed their issue price by more than a de minimis amount for federal income tax purposes, no portion of the original issue discount, or OID, on the notes is reportable by a United States holder as ordinary income on a current basis, unless the United States holder makes an affirmative election to accrue such OID (and all stated interest and any market discount) into income on a constant interest basis.

We believe that the likelihood, as of the issue date of the old notes, that additional interest would become payable on the old notes as a result of a failure to timely consummate a registered exchange offer for the notes or cause a shelf registration statement for resales of the notes to be declared effective was remote. Accordingly, we will take the position that United States holders are not required, prior to such additional interest becoming payable, to take the potential for such additional interest into account in determining their income from the old notes or exchange notes. Our determination that there was, as of the issue date, only a remote likelihood of additional interest is binding on each United States holder unless such holder explicitly discloses in the manner required by applicable Treasury regulations that such holder’s determination is different from ours. The Internal Revenue Service, or IRS, may disagree with our position regarding the likelihood of additional interest on the old notes, in which case the amount and timing of a United States holder’s recognition of income on the notes could be affected and the character of income recognized on the sale, exchange or redemption of the notes could be different from that described therein.

Purchase, Sale and Retirement of the Notes. A holder’s tax basis in an exchange note will generally be the cost of the old note. A holder will generally recognize gain or loss on the sale, retirement or other taxable disposition of an exchange note equal to the difference between the amount realized on the sale, retirement or other taxable disposition and the holder’s tax basis in the exchange note. A holder will recognize capital gain or loss at the time of such sale, retirement or other taxable disposition, except to the extent attributable to accrued but unpaid interest. Capital gain of a noncorporate United States holder that is recognized in a taxable year beginning before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The deductibility of capital losses is subject to limitations.

Market Discount. The resale of exchange notes may be affected by the impact on a purchaser of the market discount provisions of the Code. For this purpose, the market discount on an exchange note acquired by a purchaser of an exchange note generally will equal the amount, if any, by which the stated redemption price at maturity of the exchange note exceeds the purchaser’s adjusted tax basis in the exchange note immediately after its acquisition. Subject to a limited exception, these provisions generally require a United States holder who acquires an exchange note at a market discount to treat as ordinary income that is generally treated as interest income any gain it recognizes on the disposition of that exchange note to the extent of the accrued market discount on that exchange note at the time of maturity or disposition, unless such United States holder elects to include accrued market discount in income over the life of the exchange note.

This election to include market discount in income over the life of the exchange note, once made by a United States holder, applies to all market discount obligations acquired by such United States holder on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. In general, market discount will be treated as accruing on a straight-line basis over the remaining term of the exchange note at the time of acquisition, or, at the United States holder’s election, under a constant yield method. If a United States holder makes an election, it will apply only to the exchange note with respect to which it is made, and it may not be revoked. A United States holder who acquires an exchange note at a market discount who does not elect to include accrued market discount in income over the life of the exchange note may be required to defer the deduction of a portion of the interest on any indebtedness it incurs or maintains to purchase or carry the exchange note until maturity or until it disposes of the note in a taxable transaction.

Amortizable Premium. An exchange note is purchased at a premium if its adjusted basis, immediately after its purchase, exceeds the amounts payable (other than qualified stated interest) on the exchange note. A United States holder who purchases an exchange note at a premium generally may elect to amortize that premium from the purchase date to the exchange note’s maturity date under a constant-yield method that reflects semiannual compounding based on the exchange note’s payment period. Amortized premium is treated as an offset to interest income on an exchange note and not as a separate deduction. A United States holder’s election to amortize premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by such United States holder on or after the first day of the first taxable year to which the election applies and such United States holder may not revoke it without the consent of the IRS.

United States Alien Holders

This subsection describes the tax consequences to a United States alien holder. A holder is a United States alien holder if that holder is the beneficial owner of an exchange note and is, for United States federal income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation, or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from an exchange note.

This subsection does not apply to a United States holder.

Under United States federal income tax law, and subject to the discussion of backup withholding below, if a holder is a United States alien holder of an exchange note:

•

we and other United States paying agents (collectively referred to as “U.S. Payors”) generally will not be required to deduct a 30% United States withholding tax from payments on the exchange notes to the holder if, in the case of payments of interest:

•	the holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company that are entitled to vote;

•	the holder is not a bank extending credit under a loan agreement entered into in the ordinary course of business;

•	the holder is not a controlled foreign corporation that is related to the Company through stock ownership;

•	the U.S. Payor does not have actual knowledge or reason to know that the holder is a United States person and:

•

the holder has furnished to the U.S. Payor an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which the holder certifies, under penalties of perjury, that the holder is (or, in the case of a United States alien holder that is a partnership or an estate or trust, such forms certifying that each partner in the partnership or beneficiary of the estate or trust is) a non-United States person;

•	the U.S. Payor has received a withholding certificate (furnished on an appropriate Internal Revenue Service Form W-8 or an acceptable substitute form) from a person claiming to be:

•

a withholding foreign partnership (generally a foreign partnership that has entered into an agreement with the Internal Revenue Service to assume primary withholding responsibility with respect to distributions and guaranteed payments it makes to its partners);

•

a qualified intermediary (generally a non-United States financial institution or clearing organization or a non-United States branch or office of a United States financial institution or clearing organization that is a party to a withholding agreement with the Internal Revenue Service); or

•	a U.S. branch of a non-United States bank or of a non-United States insurance company, that has agreed to be treated as a United States person for withholding purposes,

and the withholding foreign partnership, qualified intermediary or U.S. branch has received documentation upon which it may rely to treat the payment as made to a non-United States person that is, for United States federal income tax purposes, the beneficial owner of the payment on the notes in accordance with U.S. Treasury regulations (or, in the case of a withholding foreign partnership or a qualified intermediary, in accordance with its agreement with the Internal Revenue Service),

•	the U.S. Payor receives a statement from a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business,

•

certifying to the U.S. Payor under penalties of perjury that an Internal Revenue Service Form W–8BEN or an acceptable substitute form has been received from the holder by it or by a similar financial institution between it and the holder, and

•	to which is attached a copy of Internal Revenue Service Form W–8BEN or acceptable substitute form, or

•

the U.S. Payor otherwise possesses documentation upon which it may rely to treat the payment as made to a non-United States person that is, for United States federal income tax purposes, the beneficial owner of the payments on the exchange notes in accordance with U.S. Treasury regulations.

Subject to the discussion below regarding effectively connected interest, a United States alien holder that does not meet the conditions set forth above will be subject to a 30% United States federal withholding tax with respect to payments of interest, unless the United States alien holder is entitled to a reduction in or an exemption from withholding tax on interest under a tax treaty between the United States and the United States alien holder’s country of residence. To claim such a reduction or exemption, a United States alien holder must generally complete an Internal Revenue Service Form W–8BEN and claim this exemption on the form. In some cases, a United States alien holder may instead be permitted to provide documentary evidence of its claim to the intermediary, or a qualified intermediary may already have some or all of the necessary evidence in its files.

Interest Treated as Effectively Connected. Notwithstanding the foregoing discussion and subject to the discussion below regarding backup withholding, interest on a United States alien holder’s exchange notes will not be subject to United States federal withholding tax, but will be includible in the income of the United States alien holder for regular United States federal income tax purposes (and, in the case of a United States alien holder that is a foreign corporation, for purposes of the 30% United States branch profits tax unless reduced under an applicable tax treaty between the United States and the United States alien holder’s country of residence) if:

•	the United States alien holder is engaged in the conduct of a trade or business in the United States;

•

interest income on the United States alien holder’s exchange notes is effectively connected to the conduct of its trade or business in the United States (and, if a “permanent establishment” clause in a tax treaty applies, is attributable to a permanent establishment in the United States); and

•

the United States alien holder has certified to the paying agent on an IRS Form W-8ECI that it is exempt from withholding tax because the interest income on its exchange notes will be effectively connected with the conduct of its trade or business in the United States.

Sale or Other Disposition of the Exchange Notes. A United States alien holder will generally not be subject to United States federal income tax or withholding tax on gain recognized on the sale, retirement or other taxable disposition of an exchange note unless such gain is effectively connected with a United States trade or business of such United States alien holder. However, an individual United States alien holder who is present in the United States for 183 days or more in the taxable year of the disposition of an exchange note and satisfies certain other conditions will be subject to United States federal income tax on any gain recognized.

Furthermore, an exchange note held by an individual who at death is not a citizen or resident of the United States will not be includible in the individual’s gross estate for United States federal estate tax purposes if:

•	the decedent did not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote at the time of death; and

•	the income on the exchange note would not have been effectively connected with a United States trade or business of the decedent at the same time.

Backup Withholding and Information Reporting

In general, in the case of a noncorporate United States holder, we and other payors are required to report to the IRS all payments of principal, premium, if any, and interest on the exchange notes. In addition, we and other payors are required to report to the IRS any payment of proceeds of the sale of the exchange notes before maturity within the United States. Additionally, backup withholding will apply to any payments if the holder fails to provide an accurate taxpayer identification number, or the holder is notified by the IRS that the holder has failed to report all interest and dividends required to be shown on the holder’s federal income tax returns.

In general, in the case of a United States alien holder, payments of principal, premium, if any, and interest made by us and other payors to the holder will not be subject to backup withholding and information reporting, provided that the certification requirements described above under “—United States Alien Holders” are satisfied or the holder otherwise establishes an exemption. However, we and other payors are required to report payments of interest on the exchange notes on Internal Revenue Service Form 1042–S even if the payments are not otherwise subject to information reporting requirements. In addition, payment of the proceeds from the sale of exchange notes effected at a United States office of a broker will not be subject to backup withholding and information reporting provided that:

•	the broker does not have actual knowledge or reason to know that the holder is a United States person and the holder has furnished to the broker:

•	an appropriate Internal Revenue Service Form W-8 or an acceptable substitute form upon which the holder certifies, under penalties of perjury, that the holder is not a United States person; or

•	other documentation upon which it may rely to treat the payment as made to a non-United States person in accordance with U.S. Treasury regulations; or

•	the holder otherwise establishes an exemption.

If a holder fails to establish an exemption and the broker does not possess adequate documentation of the holder’s status as a non-United States person, the payments may be subject to information reporting and backup withholding. However, backup withholding will not apply with respect to payments made to an offshore account maintained by the holder unless the broker has actual knowledge or reason to know that the holder is a United States person.

In general, payment of the proceeds from the sale of exchange notes effected at a foreign office of a broker will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by the holder in the United States;

•	the payment of proceeds or the confirmation of the sale is mailed to the holder at a United States address; or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or a reason to know that the holder is a United States person and the documentation requirements described above (relating to a sale of exchange notes effected at a United States office of a broker) are met or the holder otherwise establishes an exemption.

In addition, payment of the proceeds from the sale of exchange notes effected at a foreign office of a broker will be subject to information reporting if the broker is:

•	a United States person;

•	a controlled foreign corporation for United States tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period; or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons,” as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a United States trade or business;

unless the broker does not have actual knowledge or a reason to know that the holder is a United States person and the documentation requirements described above (relating to a sale of exchange notes effected at a United States office of a broker) are met or the holder otherwise establishes an exemption.

Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge or reason to know that the holder is a United States person.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes in an exchange offer for its own account must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of such notes. Exchange notes received by broker-dealers in the exchange offer for their own account may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it in the exchange offer for its own account and any broker or dealer that participates in a distribution of such notes may be deemed to be an “underwriter” within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of the exchange notes received in the exchange offer and any profit on any such resale of such notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by broker-dealers in connection with resales of exchange notes they received in the exchange offer, where such notes were acquired as a result of market-making activities or other trading activities and may be used by us to purchase any notes outstanding after expiration of the exchange offer. We have agreed that, for a period of 180 days from the effective date of this registration statement, we will make this prospectus, as amended or supplemented, available to any such broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus meeting the requirements of the Securities Act, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to the exchange offer, including the reasonable fees and expenses of counsel to the initial purchaser of the old notes, other than commissions or concessions of any brokers or dealers and will indemnify holders of the notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

We reserve the right in our sole discretion to purchase or make offers for, or to offer exchange notes for, any old notes that remain outstanding subsequent to the expiration of the exchange offer pursuant to this prospectus or otherwise and, to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions or otherwise.

LEGAL MATTERS

The validity of the issuance of the exchange notes and certain legal matters in connection with this exchange offer will be passed upon for us by Morgan, Lewis & Bockius LLP, Pittsburgh, Pennsylvania.

EXPERTS

The consolidated financial statements of Claymont Steel, Inc. (formerly CitiSteel USA, Inc.) as of December 31, 2006 and 2005 and for the year ended December 31, 2006, the periods from June 10, 2005 to December 31, 2005 and January 1, 2005 to June 9, 2005 and for the year ended December 31, 2004 included in this prospectus have been audited by Crowe Chizek and Company LLC, independent registered public accounting firm as stated in their report herein, and are so included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

I NDEX TO FINANCIAL STATEMENTS

Page
Financial Statements:

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2006 and December 31, 2005	F-3

Consolidated Statements of Operations for the year ended December 31, 2006 and for the period of June 10, 2005 to December 31, 2005 and January 1, 2005 to June 9, 2005 and for the year ended December 31, 2004

F-4

Consolidated Statements of Changes in Stockholder’s Equity (Deficit) for the year ended December 31, 2006 and for the period of June 10, 2005 to December 31, 2005 and January 1, 2005 to June 9, 2005 and for the year ended December 31, 2004

F-6

Consolidated Statements of Cash Flows for the year ended December 31, 2006 and for periods from June 10, 2005 to December 31, 2005 and January 1, 2005 to June 9, 2005 and for the year ended December 31, 2004

F-7

Notes to Consolidated Financial Statements as of December 31, 2006 and 2005 and for the year ended December 31, 2006 and for the period of June 10, 2005 to December 31, 2005 and January 1, 2005 to June 9, 2005 and for the Year Ended December 31, 2004

F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Claymont Steel, Inc. (formerly CitiSteel USA, Inc.)

Claymont, Delaware

We have audited the accompanying consolidated balance sheets of Claymont Steel, Inc. (formerly CitiSteel USA, Inc.) (the “Company”) as of December 31, 2006 and December 31, 2005, and the related consolidated statements of operations, changes in stockholder’s (equity) deficit, and cash flows for the year ended December 31, 2006 and for the periods from June 10, 2005 to December 31, 2005 and January 1, 2005 to June 9, 2005 and for the year ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and December 31, 2005, and the results of its operations and cash flows for the year ended December 31, 2006 and for the periods of June 10, 2005 to December 31, 2005 and January 1, 2005 to June 9, 2005 and for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

In 2006, the Company adopted Statement of Financial Accounting Standards No. 158 – Employers’ Accounting for Defined Benefit Pension and other Post Retirement Benefit Plans.

/s/ Crowe Chizek and Company LLC

Lexington, Kentucky

May 10, 2007

CLAYMONT STEEL, INC. AND SUBSIDIARY

(Formerly CitiSteel USA, Inc.)

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2006 AND 2005

(Amounts in thousands)

	2006	2005
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$18,086	$2,356
Accounts receivable, less allowance for doubtful accounts of $420 and $1,355 for December 31, 2006 and 2005, respectively	41,081	38,745
Inventories	40,698	35,952
Prepaid expenses	515	805
Income taxes receivable	2,095
Deferred income taxes	795	1,144

Total current assets	103,270	79,002
Property, plant, and equipment—net	24,103	14,615
Deferred financing costs	6,485	7,912
Intangible assets	4,975	6,862
Other assets	472

TOTAL ASSETS	$139,305	$108,391

LIABILITIES AND STOCKHOLDER’S DEFICIT

CURRENT LIABILITIES:
Accounts payable	15,748	16,517
Accrued expenses	1,940	3,941
Accrued profit sharing	3,115	2,205
Accrued interest payable	7,364	7,167
Due to stockholder	3,000
Due to seller		4,814
Income taxes payable		1,022

Total current liabilities	31,167	35,666
Long-term debt	168,848	170,452
Other long-term liabilities		285
Deferred income taxes	916	410

Total liabilities	200,931	206,813

COMMITMENTS AND CONTINGENCIES (Note 15)

STOCKHOLDER’S DEFICIT:
Common stock, $0.01 par value and $1 par value—authorized, issued and outstanding, 1,000 shares
Additional paid-in capital
Accumulated deficit	(62,341)	(98,422)
Accumulated other comprehensive income	715

Total stockholder’s deficit	(61,626)	(98,422)

TOTAL LIABILITIES AND STOCKHOLDER’S DEFICIT	$139,305	$108,391

See notes to consolidated financial statements.

CLAYMONT STEEL INC. AND SUBSIDIARY

(Formerly CitiSteel USA, Inc.)

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2006 AND FOR THE PERIOD OF JUNE 10, 2005 TO DECEMBER 31, 2005 AND

JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2004

(Amounts in thousands)

	Successor	Predecessor
	2006	June 10 to December 31, 2005	January 1 to June 9, 2005	2004
SALES	$333,408	$149,683	$128,687	$239,556
COST OF SALES	233,170	114,136	78,762	167,029

GROSS PROFIT	100,238	35,547	49,925	72,527
OPERATING EXPENSES—Selling, general and administrative	19,293	8,041	2,535	8,303

INCOME FROM OPERATIONS	80,945	27,506	47,390	64,224

OTHER INCOME (EXPENSE):
Interest income	698	14	228	47
Interest expense	(23,265)	(11,632)		(568)
Other non-operating income (expense)	138	101		147

Total other income (expense)	(22,429)	(11,517)	228	(374)

INCOME BEFORE INCOME TAXES	58,516	15,989	47,618	63,850
INCOME TAX EXPENSE	(22,783)	(5,686)	(17,583)	(21,881)

NET INCOME	$35,733	$10,303	$30,035	$41,969

See notes to consolidated financial statements.

CLAYMONT STEEL, INC. AND SUBSIDIARY

(Formerly CitiSteel USA, Inc.)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER’S EQUITY (DEFICIT)

FOR THE YEAR ENDED DECEMBER 31, 2006 AND FOR THE PERIODS OF JUNE 10, 2005 TO DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2004

(Dollar amounts in thousands)

	Common Stock		Series B Cumulative Preferred Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholder’s Equity (Deficit)
	Shares	Amount	Shares	Amount
Predecessor

Predecessor
BALANCE—January 1, 2004	1,000	$1	$166	$33,200	$16,999	$(15,229)	$(663)	$34,308
Comprehensive income:
Net income						41,969		41,969
Other comprehensive income (loss):
Adjustment to unrealized gains on short-term investments							(138)	(138)
Minimum pension liability adjustment net of income tax benefit of $78							101	101

Total								41,932

Predecessor
BALANCE—December 31, 2004	1,000	$1	$166	$33,200	$16,999	$26,740	$(700)	$76,240

See notes to consolidated financial statements.

CLAYMONT STEEL, INC. AND SUBSIDIARY

(Formerly CitiSteel USA, Inc.)

CONSOLIDATED STATEMENTS OF CHANGES IN

STOCKHOLDER’S EQUITY (DEFICIT)—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2006 AND FOR THE PERIODS OF JUNE 10, 2005 TO DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004

(Dollar amounts in thousands)

	Common Stock			Series B Cumulative Preferred Stock				Additional Paid-In Capital		Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholder’s Equity (Deficit)
	Shares	Amount		Shares		Amount
Predecessor
BALANCE—January 1, 2005	1,000		$1		$166		$33,200		$16,999	$26,740	$(700)	$76,240
Dividends										(9,267)		(9,267)
Comprehensive Income:
Net income										30,035		30,035
Other comprehensive income (loss):
Unrealized gains on short-term investments
Minimum pension liability adjustment net of income taxes											(517)	(517)

Total Comprehensive Income												29,518

Predecessor
BALANCE—June 9, 2005	1,000		$1		$166		$33,200		$16,999	$47,508	$(1,217)	$96,491

Successor
BALANCE—June 10, 2005	1,000		—		—		—		—	—	—	—
Net income										10,303		10,303
Dividends										(108,725)		(108,725)

BALANCE—December 31, 2005	1,000		—		—		—		—	$(98,422)	—	$(98,422)
Dividends										89		89
Charge for vesting of restricted stock										259		259
Adoption of FASB 158											715	715
Comprehensive income:
Net income										35,733		35,733

Total Comprehensive Income												35,733
BALANCE—December 31, 2006	1,000	$		$		$		$		$(62,341)	$715	$(61,626)

See notes to consolidated financial statements.

CLAYMONT STEEL, INC. AND SUBSIDIARY

(Formerly CitiSteel USA, Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR

THE YEAR ENDED DECEMBER 31, 2006 AND FOR THE PERIOD OF JUNE 10, 2005 TO DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004

(Amounts in Thousands)

	Successor		Predecessor
	2006	June 10 to December 31, 2005	January 1 to June 9, 2005	2004
OPERATING ACTIVITIES:
Net income	$35,733	$10,303	$30,035	$41,969
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,757	5,449	1,816	4,737
Loss on disposal of equipment				519
Gain on sale of short-term investments				(144)
Provision for bad debt		300		258
Changes in assets and liabilities which provided (used) cash:
Accounts receivable	(2,336)	(8,808)	693	(18,459)
Income tax receivable	(2,095)	573	(337)	(236)
Inventories	(4,746)	9,860	5,278	(14,604)
Prepaid expenses	290	51	723	(934)
Accounts payable	(769)	8,429	(4,761)	2,328
Accrued expenses and profit sharing	(1,091)	1,971	(904)	3,307
Due to stockholder	3,000
Accrued interest payable	197	7,167		(68)
Income taxes payable	(1,022)	(303)	4,377	3,322
Due to seller	(4,814)	500
Deferred taxes	855	(5,376)	132	3,001
Other assets and liabilities	(42)	(1,778)	(519)	(52)

Net cash provided by operating activities	29,917	28,338	36,533	24,949

INVESTING ACTIVITIES:
Acquisition of property, plant, and equipment	(11,884)	(5,926)	(416)	(1,638)
Proceeds from sale of short-term investments				254
Business acquisition		(100,825)

Net cash used in investing activities	(11,884)	(106,751)	(416)	(1,384)

FINANCING ACTIVITIES:
Net repayments of line of credit				(16,511)
Net proceeds from (repayments of) note payable—related party				(3,400)
Proceeds from senior secured notes		25,253
Repayments of senior secured notes		(25,253)
Dividends	89	(108,725)	(9,267)
Borrowings under senior secured floating rate notes		170,453
Repayments under senior secured floating rate notes	(1,890)
Management restricted stock	259
Deferred financing costs	(761)	(11,986)

Net cash (used in) provided by financing activities	(2,303)	49,742	(9,267)	(19,911)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	15,730	(28,671)	26,850	3,654
CASH AND CASH EQUIVALENTS—Beginning of year	2,356	31,027	4,177	523

CASH AND CASH EQUIVALENTS—End of year	$18,086	$2,356	$31,027	$4,177

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION—Cash paid during the year for:
Interest	$20,890	$1,199	$0	$637

Income taxes	$24,739	$11,411	$13,423	$15,794

See notes to consolidated financial statements.

CLAYMONT STEEL, INC. AND SUBSIDIARY

(Formerly CitiSteel USA, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006 AND FOR THE PERIOD OF JUNE 10, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2004

1. NATURE OF BUSINESS

Claymont Steel, Inc. (formerly known as CitiSteel USA, Inc.) and subsidiary, CitiSteel PA, Inc., (the “Company”) is a wholly owned subsidiary of Claymont Steel Holdings, Inc., (“Holdings”) a corporation incorporated in the State of Delaware. Holdings’ is a publicly traded corporation listed on the NASDAQ national market under the symbol “PLTE.” Holdings affected an initial public offering on December 18, 2006. Prior to that date Holdings was an affiliate of H.I.G. Capital, LLC, a private equity firm focused on management buyouts and recapitalizations of leading middle market companies as well as growth capital investments. Prior to June 10, 2005 the Company was a wholly owned subsidiary of CITIC USA Holdings, Inc. (“CITIC Holdings”), a corporation incorporated in the State of Delaware. CITIC Holdings was a wholly owned subsidiary of the China International Trust & Investment Corporation (“CITIC”). The Company manufactures and sells carbon steel plate throughout the continental United States and Canada.

2. BASIS OF PRESENTATION

These financial statements contain consolidated financial statements of Claymont Steel, Inc. (formerly CitiSteel USA, Inc.) and its wholly owned subsidiary CitiSteel PA, Inc. for the periods described below. Financial statements shown for the periods prior to June 10, 2005, the date the Company was acquired by an affiliate of H.I.G. Capital, LLC, are referred to as predecessor periods and financial statements for the periods subsequent to June 10, 2005 are referred to successor periods.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation—The consolidated financial statements include the results of operations and financial position of the Company. All significant intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents—The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2006 and 2005, the Company had two bank accounts with balances in excess of federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts—The Company records accounts receivable at amounts billed to customers net of an allowance for doubtful accounts. The allowance is determined based on historical collection experience and specific customer collection issues. The Company does not charge interest on receivables. Receivables are written off when they are considered uncollectible. No receivables are sold and all trade receivables are related to customer billings. All trade receivables serve as collateral for borrowings under our credit facility.

Inventories—Inventories include material, labor and overhead and are recorded at the lower of cost (first-in, first-out method) or market.

CLAYMONT STEEL, INC. AND SUBSIDIARY

(Formerly CitiSteel USA, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006 AND FOR THE PERIOD OF JUNE 10, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2004

Property, Plant and Equipment—Property, plant and equipment are recorded at cost. Maintenance and repairs are expensed as incurred and costs of improvements are capitalized. Property, plant and equipment are depreciated by the straight-line method over the following estimated useful lives:

	Successor Years	Predecessor Years
Buildings and improvements	15-30	31 1/2
Furniture, fixtures and equipment	3–8	5–10

Income Taxes—The Company’s method of accounting for income taxes conforms to SFAS No. 109, Accounting for Income Taxes. This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities. Valuation allowances, if any, are provided when a portion or all of a deferred tax asset may not be realized (see Note 13).

Long-Lived Assets—The Company evaluates the carrying value of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Such evaluation relies on a number of factors, including operating results, future anticipated cash flows, business plans and certain economic projections. In addition, the Company’s evaluation considers non-financial data such as changes in operating environment, competitive information, market trends and business relationships. If the sum of the undiscounted cash flows is less than the carrying value of the asset, an impairment loss is recognized. Any impairment loss, if indicated, is measured as the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset.

Fair Value of Financial Instruments—The financial instruments of the Company consist mainly of cash and cash equivalents, marketable securities, trade receivables, short-term debt and long-term debt. The fair value of cash and cash equivalents, trade receivables and short-term debt approximates their carrying values due to the relatively short-term nature of the instruments. The fair value of marketable securities are based on the Company’s amortized cost, which approximates fair value due to the frequent resetting of interest rates resulting in repricing of the investments. The fair value of long-term debt is estimated based on current rates available to the Company for debt with similar characteristics.

Intangible Assets—The Company records intangible assets at fair value and amortizes the assets over their useful lives. The carrying values are evaluated for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. Accumulated amortization of intangible assets was $1.9 million and $0.7 million at December 31, 2006 and 2005, respectively.

Deferred Financing Fees—The Company records deferred financing fees at fair value and amortizes the asset over the life of the related debt. The carrying value is evaluated for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. Accumulated amortization of deferred financing fees was $2.4 million and $0.6 million at December 31, 2006 and 2005.

Revenue Recognition—Revenue from sales, net of discounts, estimated returns and allowances, is recognized when product title and risk of loss pass to the customer at the time of shipment. Returns, discounts

CLAYMONT STEEL, INC. AND SUBSIDIARY

(Formerly CitiSteel USA, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006 AND FOR THE PERIOD OF JUNE 10, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2004

and allowances totaled $2,125,000, $568,000, $387,000 and $1,879,000 for 2006 and the period of June 10, 2005 to December 31, 2005, January 1, 2005 to June 9, 2005 and in 2004, respectively. Shipping and handling fees billed to customers are recorded as revenue and the related costs are recorded to cost of sales.

Comprehensive Income (Loss)—Other comprehensive income or loss items are revenues, expenses, gains and losses that under generally accepted accounting principles are excluded from net income and reflected as a component of stockholder’s equity, including pension liability adjustments and unrealized gains and losses on investments.

Environmental Remediation—Environmental expenditures that relate to current operations are expensed. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Stock Based Compensation—The Company accounts for stock based compensation in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure and SFAS No. 123R, Share Based Payment. The Company measures compensation costs in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”) and related interpretations. No awards were outstanding as of December 31, 2005 and 2004. Holdings’ granted Jeff Bradley, the Company’s chief executive officer, restricted stock on June 10, 2005. The Company recorded compensation expense of $89,000 and $275,000 for a dividend payment related to the restricted stock award in the period ended December 31, 2006 and 2005, respectively.

New Accounting Pronouncements—The FASB issued SFAS No. 151, Inventory Costs, which amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company’s adoption of SFAS No. 151 in 2006 did not have a significant impact on the Company’s consolidated financial position or results of operations.

In December 2004, the FASB issued SFAS 153, Exchanges of Nonmonetary Assets an amendment of APB Opinion No. 29. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of

CLAYMONT STEEL, INC. AND SUBSIDIARY

(Formerly CitiSteel USA, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006 AND FOR THE PERIOD OF JUNE 10, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2004

the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The Company’s adoption of SFAS 153 in 2006 did not have an impact on the Company’s consolidated financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123R (revised 2004), Share-Based Payment (“SFAS No. 123R”). This Statement requires companies to record compensation expense for all share based awards granted subsequent to the adoption of SFAS No. 123R. In addition, SFAS No. 123R requires the recording of compensation expense for the unvested portion of previously granted awards that remain outstanding at the date of adoption. The Company’s adoption of SFAS No. 123R in 2006 did not have a significant impact on the Company’s consolidated financial position or results of operations.

In March 2005, the FASB issued FASB Interpretation (“FIN”) No. 47, Accounting for Conditional Asset Retirement Obligations (“FIN No. 47”), which is effective no later than the end of fiscal years ending after December 15, 2005. FIN No. 47 clarifies that the term conditional asset retirement obligation as used in SFAS No. 143, Accounting for Asset Retirement Obligations (“SFAS No. 143”). Conditional asset retirement obligation refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The Company’s adoption of FIN No. 47 in 2005 did not have a material impact on its consolidated financial condition or results of operations.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (“SFAS No. 154”). This Statement requires retrospective application to prior periods’ financial statements of voluntary changes in accounting principles unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 makes a distinction between “retrospective application” of an accounting principle and the “restatement” of financial statements to reflect the correction of an error. SFAS No. 154 replaces Accounting Principles Bulletin (“APB”) No. 20, Accounting Changes (“APB No. 20”), and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. APB No. 20 previously required that most voluntary changes in accounting principle be recognized by including the cumulative effect of changing to the new accounting principle in the net income of the period of the change. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In June 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes (“FIN No. 48”), which is effective in fiscal years beginning after December 15, 2006. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company will adopt FIN No. 48 on January 1, 2007 and does not anticipate the adoption to have a material impact on its consolidated financial condition or results of operations.

CLAYMONT STEEL, INC. AND SUBSIDIARY

(Formerly CitiSteel USA, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006 AND FOR THE PERIOD OF JUNE 10, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2004

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and other Postretirement Plans (“SFAS No. 158”). This Statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 amends SFAS No. 87, Employers’ Accounting for Pensions, SFAS No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Terminated Benefits, SFAS No. 106, Employers’ Accounting for Postretirement Benefits other than Pensions, and SFAS No. 132R, Employers’ Disclosures about Pensions and other Postretirement Benefits. The effect of adoption of SFAS No. 158 on the financial statements is quantified in footnote 14, Employee Benefit Plans.

In September 2006, the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108), which is effective for fiscal years ending on or after November 15, 2006. SAB 108 provides guidance on how the effects of prior-year uncorrected financial statement misstatements should be considered in quantifying a current year misstatement. SAB 108 requires public companies to quantify misstatements using both an income statement (rollover) and balance sheet (iron curtain) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial now are considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. Adjustments considered immaterial in prior years under the method previously used, but now considered material under the dual approach required by SAB 108, are to be recorded upon initial adoption of SAB 108. The adoption of SAB 108 had no effect on the Company’s financial statements for the year ending December 31, 2006.

In February 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 155, Accounting for Certain Hybrid Financial Instruments-an amendment to FASB Statements No. 133 and 140. This Statement permits fair value re-measurement for any hybrid financial instruments, clarifies which instruments are subject to the requirements of Statement No. 133, and establishes a requirement to evaluate interests in securitized financial assets and other items. The new standard is effective for financial assets acquired or issued after the beginning of the entity’s first fiscal year that begins after September 15, 2006. Management does not expect the adoption of this statement to have a material impact on its consolidated financial position or results of operations.

In March 2006, the FASB issued Statement No. 156, Accounting for Servicing of Financial Assets-an amendment of FASB Statement No. 140. This statement provides the following: 1) revised guidance on when a servicing asset and servicing liability should be recognized; 2) requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; 3) permits an entity to elect to measure servicing assets and servicing liabilities at fair value each reporting date and report changes in fair value in earnings in the period in which the changes occur; 4) upon initial adoption, permits a onetime reclassification of available-for-sale securities to trading securities for securities which are identified as offsetting the entity’s exposure to changes in the fair value of servicing assets or liabilities that a servicer elects to subsequently measure at fair value; and 5) requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional footnote disclosures. This standard is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006

CLAYMONT STEEL, INC. AND SUBSIDIARY

(Formerly CitiSteel USA, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006 AND FOR THE PERIOD OF JUNE 10, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2004

with the effects of initial adoption being reported as a cumulative-effect adjustment to retained earnings. Management does not expect the adoption of this statement will have a material impact on its consolidated financial position or results of operations.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. The Company has not completed its evaluation of the impact of the adoption of this standard.

In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. This issue requires that a liability be recorded during the service period when a split-dollar life insurance agreement continues after participants’ employment or retirement. The required accrued liability will be based on either the post-employment benefit cost for the continuing life insurance or based on the future death benefit depending on the contractual terms of the underlying agreement. This issue is effective for fiscal years beginning after December 15, 2007. The Company has not completed its evaluation of the impact of adoption of EITF 06-4.

In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-5, Accounting for Purchases of Life Insurance – Determining the Amount That Could be Realized in Accordance with FASB Technical Bulletin No. 85-4 (Accounting for Purchases of Life Insurance). This issue requires that a policyholder consider contractual terms of a life insurance policy in determining the amount that could be realized under the insurance contract. It also requires that if the contract provides for a greater surrender value if all individual policies in a group are surrendered at the same time, that the surrender value be determined based on the assumption that policies will be surrendered on an individual basis. Lastly, the issue discusses whether the cash surrender value should be discounted when the policyholder is contractually limited in its ability to surrender a policy. This issue is effective for fiscal years beginning after December 15, 2006. The Company does not believe the adoption of this issue will have a material impact on the financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 on its consolidated financial position and results of operations.

CLAYMONT STEEL, INC. AND SUBSIDIARY

(Formerly CitiSteel USA, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006 AND FOR THE PERIOD OF JUNE 10, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2004

Valuation and Qualifying Accounts—Valuation account balances and activity consist of the following (amounts in thousands):

	Balance at Beginning of Period	Charged to Costs and Expenses		Charged to Other Accounts		Deductions		Balance at End of Period
Provision for Sales Returns & Allowances
Predecessor
For the year ended December 31, 2004	$107		$1,360		$—		$(593)	$874
For the period of January 1, 2005 to June 9, 2005	$874		$78		$—		$(706)	$246

Successor
For the period of June 10, 2005 to December 31, 2005	$246		$160		$—		$(239)	$167
For the year ended December 31, 2006	$167		$1,251		$—		$(1,129)	$289

Provision for Doubtful Accounts
Predecessor
For the year ended December 31, 2004	$777		$849		$—		$(591)	$1,035
For the period of January 1, 2005 to June 9, 2005	$1,035	$		$		$		$1,035

	Balance at Beginning of Period		Charged to Costs and Expenses		Charged to Other Accounts		Deductions		Balance at End of Period
Successor
For the period of June 10, 2005 to December 31, 2005		$1,035		$300	$		$			$1,335
For the year ended December 31, 2006		$1,335		$(254)		$—		$(661)		$420

Valuation Reserve for Deferred Taxes
Predecessor
For the year ended December 31, 2004		$2,300		$(2,300)		$—		$—		$—
For the period of January 1, 2005 to June 9, 2005		$—								$—

Successor
For the period of June 10, 2005 to December 31, 2005		$—								$—
For the year ended December 31, 2006	$		$			$—	$		$

CLAYMONT STEEL, INC. AND SUBSIDIARY

(Formerly CitiSteel USA, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006 AND FOR THE PERIOD OF JUNE 10, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2004

4. ACQUISITION

On June 10, 2005 100% of the outstanding shares of preferred and common stock of Claymont Steel, Inc. (formerly CitiSteel USA, Inc.) and subsidiary (a wholly owned subsidiary of CITIC USA Holdings, Inc.) were acquired for $74,400,000 plus working capital and other adjustments by H.I.G. SteelCo, Inc., an affiliate of H.I.G. Capital, LLC, a private equity firm focused on management buyouts and recapitalizations of leading middle market companies as well as growth capital investments.

The aggregate purchase price was $105,477,000, which included the $74,400,000 paid to CITIC USA Holdings, Inc., a working capital adjustment of $19,247,000 and $11,830,000 of acquisition-related costs. The following table summarizes the allocation of the purchase price based on the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition (amounts in thousands).

Current assets	$108,517
Property, plant, and equipment	9,578
Intangible assets	7,563

Total assets acquired	125,658

Current liabilities	13,240
Deferred taxes	4,643
Accrued pension	2,298

Total liabilities assumed	20,181

Net assets acquired	$105,477

Intangible assets—Of the $7,563,000 of acquired intangible assets, $600,000 was assigned to the trade name which is not subject to amortization. The $600,000 was written-off in the third quarter of 2006 when the Company changed its name to Claymont Steel. The remaining $6,963,000 of acquired intangible assets relates to customer relationships and has a weighted-average useful life of approximately five years. The difference between the aggregate purchase price and the estimated fair values of the assets acquired and liabilities assumed was approximately $103,204,000. This negative goodwill was used to reduce the value of property, plant and equipment and intangible assets. Intangible asset amortization is expected to total $1,393,000 per year in 2007 through June 30, 2010. The expected future amortization charge and accumulated amortization balances for the years ended December 31 are:

	Amortization Expense	Accumulated Amortization
2007	1,393,000	3,381,000
2008	1,393,000	4,774,000
2009	1,393,000	6,167,000
2010	796,000	6,963,000

CLAYMONT STEEL, INC. AND SUBSIDIARY

(Formerly CitiSteel USA, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006 AND FOR THE PERIOD OF JUNE 10, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2004

Unaudited Supplemental Pro Forma Results

The following table presents Pro forma information as if the acquisition had occurred at the beginning of 2005 and 2004. The Pro forma information includes adjustments for interest expense on the notes, amortization of intangible assets arising from the acquisition, depreciation expense on the basis of the acquired assets, transaction fees and management fees related to the acquisition and the related income tax effects. The Pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transaction been effected on the assumed dates.

	Pro Forma 2005	Pro Forma 2004
Sales	$278,370	$239,556
Income from operations	$74,744	$64,978
Net income	$33,504	$29,258

5. BUSINESS SEGMENT DATA

The Company operates one business segment, the production and sale of steel plate. As a result, all assets, operating revenues, operating income and net income shown in the Company’s consolidated financial statements relate to this business segment. No one customer accounts for more than 7% of operating revenue.

Net sales by geographical area are presented below (amounts in thousands):

	Successor		Predecessor
	2006	June 10 to December 31, 2005	January 1 to June 9, 2005	2004
United States	$314,297	$137,645	$115,759	$204,826
Canada	19,111	12,038	12,928	34,730

	$333,408	$149,683	$128,687	$239,556

6. INVENTORIES

Inventories, net of any reserves, consist of the following (amounts in thousands):

	December 31, 2006	December 31, 2005
Raw materials	$6,252	$5,256
Work-in-process	9,720	10,928
Finished goods	17,182	12,635
Supplies	6,514	5,844
Parts	1,030	1,289

	$40,698	$35,952

CLAYMONT STEEL, INC. AND SUBSIDIARY

(Formerly CitiSteel USA, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006 AND FOR THE PERIOD OF JUNE 10, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2004

7. PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment consist of the following (amounts in thousands):

	December 31, 2006	December 31, 2005
Land and land improvements	$1,603	$1,728
Buildings	2,928	1,892
Furniture, fixtures, and equipment	22,859	11,885

Total	27,390	15,505
Accumulated depreciation	(3,287)	(890)

Net property, plant, and equipment	$24,103	$14,615

Depreciation charged to operating expense amounted to $2,397,000, $890,000, $1,816,000 and $4,737,000 for the year ended December 31, 2006 and for the period of June 10, 2005 to December 31, 2005, January 1, 2005 to June 9, 2005 and for the year ended December 31, 2004. During 2004, the Company wrote off equipment with a net book value of $519,000.

8. LINE OF CREDIT

In conjunction with the acquisition transaction in June 2005, described in Note 4, the Company established a $70 million Bank Debt Facility with U.S. Bank National Association (“US Bank”) comprised of a $15 million Term A Loan and a $55 million maximum available revolver. The Bank Debt Facility was repaid on August 25, 2005 and replaced with a new $20 million revolving credit facility with US Bank under which the Company may borrow, repay and reborrow funds, as needed, subject to a total maximum amount equal to the lesser of (a) a borrowing base determined from eligible accounts receivable and eligible inventory or (b) the respective maximum available revolver amounts shown above. The revolving facility matures on August 25, 2008. Interest is payable on the first of every month at the Company’s option of U.S. Bank’s prime rate or LIBOR plus 1.75%. The interest rate is subject to increase should the Company’s excess revolving credit availability, calculated in accordance with the loan agreement, decrease below predetermined levels. There was no amount outstanding under the revolving credit facility at December 31, 2006 and 2005 and the interest rate was 8.25% and 7.25% at December 31, 2006 and 2005, respectively. The weighted average interest rate for the period of June 10, 2005 to December 31, 2005 was 6.6%. The average amount outstanding on the revolver during that period was $9,370,000. No amounts were outstanding on the revolver during 2006.

The Revolving Credit Facility contains certain financial covenants, including minimum borrowing availability and fixed charge coverage. At December 31, 2006 and 2005 the Company was in compliance with the covenants. CitiSteel PA, Inc. guaranteed payment of the revolving credit facility and letters of credit.

Prior to the acquisition transaction, the Company also maintained a revolving line of credit with a bank. The line of credit bore interest at a prime rate plus 1% (6.25% at December 31, 2004). The weighted average interest rate was 5.3% in 2004. The average amount outstanding on the line of credit in 2004 was $8,367,000.

CLAYMONT STEEL, INC. AND SUBSIDIARY

(Formerly CitiSteel USA, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006 AND FOR THE PERIOD OF JUNE 10, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2004

9. LONG-TERM DEBT

In conjunction with the acquisition transaction in June 2005, the Company established a $70 million Bank Debt Facility-comprised of a $15 million Term A Loan and a $55 million maximum available revolver-and issued $25,253,000 of Senior Secured Notes.

On August 25, 2005 the Company issued $172 million of Senior Secured Floating Rate Notes described below. The proceeds of the Notes were used to repay all of outstanding debt, including the Senior Secured Notes, Term A Loan and the revolver referenced above. The Company also entered into a new credit agreement for a $20 million senior revolving credit described below. The balance of the proceeds were used to pay a $108,725,000 dividend on August 25, 2005 to our stockholder, Claymont Steel Holdings, Inc., and pay fees and expenses relating to the transaction. The Company paid $5,160,000 to an investment banking firm to underwrite the notes and charged the amount to deferred financing fees.

The Company expensed $2.9 million of deferred financing fees in August 2005 relating to the repayment of the Bank Debt Facility and the Senior Secured Notes.

The Senior Secured Floating Rate Notes due 2010—The notes mature on August 25, 2010. Interest is payable at six month LIBOR plus 7.5% semiannually on March 1 and September 1. There are no scheduled principal payments prior to the maturity date. The interest rate for the initial payment period ending on March 1, 2006 was 11.6%, the rate for the September 1, 2006 payment was 12.6%, and the rate for the March 1, 2007 payment is 13%. The notes were issued at a 1% discount to face value. The discount is being amortized over the expected life of the notes.

The notes contain certain financial covenants, including limitations on additional indebtedness and restricting certain defined payments. In addition, there is an Excess Cash Flow covenant that requires the Company, after the end of each fiscal year, to offer to repurchase a portion of the senior secured floating rate notes at 102% of principal plus accrued interest up to a maximum of 75% of the excess cash flow, as defined. $1,890,000 of the notes were redeemed through the excess cash flow offer in 2006. The Company exchanged the notes for new notes registered with the Securities and Exchange Commission in April 2006. The new notes contain substantially the same terms as the existing notes. CitiSteel PA, Inc. guaranteed payment of the notes.

The senior secured floating rate notes are secured by a lien on substantially all the assets of the Company.

Long-term debt at December 31, 2006 and 2005 consists of the following (amounts in thousands):

	2006	2005
Revolving Credit Facility due August 25, 2008	$0	$0
Secured floating rate notes, due August 25, 2010, net	170,110	172,000
Unamortized original issue discount	(1,262)	(1,548)

	168,848	170,452
Less current portion of long-term debt	0	0

	$168,848	$170,452

CLAYMONT STEEL, INC. AND SUBSIDIARY

(Formerly CitiSteel USA, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006 AND FOR THE PERIOD OF JUNE 10, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2004

Future maturities of long-term debt totals $170,110,000 for the year ended December 31, 2010.

The Company incurred fees and expenses in connection with arranging the Revolving Credit Facility and the Senior Secured Floating rate Notes of $8.7 million in August 2005. This amount has been deferred and included on the statement of financial condition. The Company is amortizing the fees and expenses over the expected life of the debt. Fess and expenses associated with the exchange offer were charged to operating expense in 2006.

10. STOCKHOLDER’S TRANSACTIONS

Preferred Stock—The rights, preferences and dividend rates of the preferred stock are to be set by the Company’s Board of Directors. As of December 31, 2004, these rights, preferences and dividend rates have not been set.

Series B Cumulative Preferred Stock—The Company’s Board of Directors has authorized the issuance of up to a maximum of 500 shares of Series B preferred stock with a par value of $200,000 per share. Dividends are payable on a quarterly basis at a rate of 100 basis points above LIBOR (effective rate is 2.7% at December 31, 2004) and are cumulative from the date of issue. The stock is nonvoting and redeemable at any time at the option of the Company at par value plus accumulated dividends.

At June 9, 2005 and December 31, 2004 all Series B cumulative preferred stock was held by CITIC Holdings and approximately $0 and $9,266,789 ($55,824 per share) of cumulative undeclared dividends were in arrears. In February 2005, the Company made a payment of $9,266,789 from outstanding dividends paying all cumulative undeclared dividends at December 31, 2004. All cumulative undeclared dividends were forgiven by the CITIC Holdings at June 9, 2005.

On June 10, 2005, in concert with the acquisition, all preferred stock was cancelled.

Common Stock—The Company had 1,000 shares of common stock, par value $1.00 per share, outstanding at June 9, 2005, December 31, 2005 and December 31, 2006. At the time of the acquisition the par value was changed to $0.01. On August 25, 2005 a common stock dividend of $108,725,000 was paid to our stockholder, Claymont Steel Holdings, Inc.

Initial Public Offering-Claymont Steel Holdings, Inc., our stockholder, effected an initial public offering of its common stock, issuing 6,250,000 primary shares at $17.00 per share, on December 18, 2006. Holdings’ shares trade on the NASDAQ National Market under the symbol “PLTE.”

11. STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123R, Share Based Payment. The Company adopted SFAS No. 123R on June 10, 2005, the Acquisition date. The Company issued no stock-based compensation awards prior to the Acquisition date.

CLAYMONT STEEL, INC. AND SUBSIDIARY

(Formerly CitiSteel USA, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006 AND FOR THE PERIOD OF JUNE 10, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2004

Holdings granted Jeff Bradley, the Company’s chief executive officer, 75,451 shares of restricted stock on July 11, 2005. The shares can not be sold or transferred and are subject to forfeiture if Mr. Bradley is terminated from the Company for any reason. The restricted shares vest, and the restrictions lapse, as follows: One-half of the restricted shares vest according to the following time schedule: 25% on June 23, 2006; 25% on June 23, 2007; 25% on June 23, 2008; and, 25% on June 23, 2009. The other one-half of the shares vest on the following dates based on achieving certain EBITDA targets for each of the 12-month periods ended on each of the vesting dates: 25% on June 30, 2006; 25% on June 30, 2007; 25% on June 30, 2008; and, 25% on June 30, 2009. As of December 31, 2006, one quarter of the restricted shares vested. The fair value of the restricted shares on the date of grant was estimated to be $703,000 and was determined based on the aggregate purchase price of the Acquisition of $105,477,000. The fair value of the restricted shares is being charged to compensation expense over the four year vesting period of the restricted shares. The valuation was made by the Company contemporaneously with the granting of the restricted stock based on the opening balance sheet values.

Common stock dividend payments on Mr. Bradley’s restricted shares are subject to certain vesting provisions. Mr. Bradley received common stock dividends of $276,000 in the period of June 10, 2005 to December 31, 2005 and $89,000 in the year ended December 31, 2006. These amounts were charged to compensation expense in the period paid to Mr. Bradley. Holdings’ withheld payment of $377,000 of declared dividends from Mr. Bradley from Holdings’ June 2006 common stock dividend and $478,000 from the July 2006 dividend. The withheld dividends were distributed to Mr. Bradley in January 2007 and will be charged to compensation expense on the date paid.

In December 2006, Holdings adopted a stock incentive plan concurrently with its initial public offering in order to encourage employees and non-employee directors to remain with the Company and to more closely align their interests with those of Holdings’ shareholders. As of December 31, 2006, awards under the program consisted of stock options and restricted stock units (“RSUs”). Holdings currently issues the shares related to its stock incentive plan from Holdings’ authorized and unissued shares of common stock. As of December 31, 2006, 450,000 shares of Holdings’ common stock have been authorized for this stock incentive plan.

For the year ended December 31, 2006, the Company incurred stock-based compensation expense under SFAS No. 123R of $259,000 ($158,000 after tax) in the Consolidated Statement of Earnings. The $259,000 expense was recorded in selling, general and administrative expenses and the tax benefit of $101,000 was recorded in income tax expense. No stock-based compensation expense was recorded in 2005.

Stock Options

Generally, options expire seven years from the date of grant. Options granted in 2006, vest in equal annual installments over a four-year period based on continued employment or service on the board of directors. For the year ended December 31, 2006 the fair value of options granted was $8.23. The fair value of each option award on the grant date was estimated using the Black-Scholes option-pricing model with the following assumptions:

2006
Expected dividend yield	—
Expected stock price volatility	51%
Weighted average risk-free interest rate	4.57
Weighted average expected life of options (years)	6.25

CLAYMONT STEEL, INC. AND SUBSIDIARY

(Formerly CitiSteel USA, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006 AND FOR THE PERIOD OF JUNE 10, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2004

The expected life of the employee options was calculated using the shortcut method allowed by the provisions of SFAS No. 123R and interpreted by SAB No. 107. The expected volatility is estimated by the Company utilizing volatility statistics from peer groups and other factors. The risk-free interest rate is based on the continuous rates provided by the U.S. Treasury with a term approximating the expected life of the option. The expected dividend yield is based on the projected annual dividend payment per share, divided by the stock price at the date of grant.

A summary of Holdings’ stock option plan as of December 31, 2006, and changes during the year is presented as follows:

	Options	Weighted Average Exercise Price (per share)	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value
Outstanding at December 31, 2005	0
Granted	106,465	$17.00
Outstanding at December 31, 2006	106,465	$17.00	7.0	$147,986
Exercisable at December 31, 2006	0	0	0	0

As of December 31, 2006 the Company had $868,000 of total unrecognized compensation expense related to unvested stock options that will be recognized over the weighted average period of 4 years.

Restricted Stock and Restricted Stock Units

RSUs granted in 2006 vest in equal annual installments over a four-year period based on the continued employment or service on the board of directors. The cost of the RSUs, generally determined to be the fair market value of the shares at the date of grant, is charged to compensation expense ratably over the vesting period of the award.

A summary of the status of Holdings’ RSUs, and the restricted stock granted to Mr. Bradley in July 2005, as of December 31, 2006 and 2006, and changes during the years then ended, is presented below:

	Units/Shares	Weighted Average Grant Date Fair Value (per share)	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value
Outstanding at June 10, 2005	0
Granted	75,451	$9.32
Outstanding at December 31, 2005	75,451	$9.32
Granted	82,352	$17.00
Vested	(18,863)	$9.32
Outstanding at December 31, 2006	138,940	$13.87	3.4	$2,555,107

For the year ended December 31, 2006, the aggregate grant date fair value of RSUs and restricted stock that vested was $175,800. As of December 31, 2006, the Company had $1,831,000 of total unrecognized

CLAYMONT STEEL, INC. AND SUBSIDIARY

(Formerly CitiSteel USA, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006 AND FOR THE PERIOD OF JUNE 10, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2004

compensation expense related to RSUs and restricted stock that will be recognized over the weighted average period of 3.6 years.

12. RELATED PARTY TRANSACTIONS

On June 10, 2005 the Company entered into a management agreement with H.I.G. Capital, LLC., an affiliate of a 42.6% stockholder in our parent. Pursuant to the term of this agreement, H.I.G. Capital, LLC will provide management, consulting and financial services to the Company, subject to the supervision of the Company’s board of directors. In exchange for these services we agreed to pay H.I.G. Capital, LLC an annual management fee of $675,000. In addition to the fee, H.I.G. Capital, LLC was also entitled to additional compensation for the introduction or negotiation of any transaction not in the ordinary course of business or pursuant to which the Company acquired or disposed of any business operations. In connection with Holdings’ initial public offering in December 2006 the Company made a $3 million payment to H.I.G. in exchange for canceling any further obligations under the management agreement. The $3 million was paid by Holdings and is shown as due to stockholder on the Company’s consolidated balance sheet. Holdings’ also made a $1,062,500 payment to H.I.G. in December 2006, as specified in the management agreement, for a transaction fee related to the initial public offering. During the period of June 10, 2005 to December 31, 2005 and in the year ended December 31, 2006, the Company paid management fees to H.I.G. of $338,000 and $675,000, respectively.

The Company paid $340,000 in directors fees to the former board of directors in connection with the acquisition.

The Company entered into a 12-month management services agreement with CITIC as part of the acquisition for the provision of services by a certain executive. The agreement calls for total payments of $551,000 plus a year-end payment of $500,000 if the Company achieves a certain level of earnings. The Company met the earnings threshold and accrued for the $500,000 payment on the December 31, 2005 balance sheet in due to seller. The Company made the year-end payment in March 2006. During the period of from June 10, 2005 to December 31, 2005, the Company paid $230,000 to CITIC for services under this agreement.

During 2004, the Company paid management fees and rent expense amounting to $600,000 and $60,000 to CITIC. During the period of January 1 to June 9, 2005 the Company paid no management fees.

13. INCOME TAXES

The Company is a wholly owned subsidiary of Holdings and is included in Holdings’ consolidated tax returns. The Company participates in a tax sharing agreement with Holdings whereby consolidated income tax expense or benefit is allocated to the Company based on the proportion of the Company’s taxable income or loss to Holdings’ consolidated total. Holdings is obligated to make payment to the Company with respect to any tax benefit derived by Holdings from the inclusion of the Company in the consolidated federal income tax return. However, no payment is due from Holdings until the Company generates sufficient income on a separate company basis to utilize the current year tax benefit.

CLAYMONT STEEL, INC. AND SUBSIDIARY

(Formerly CitiSteel USA, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006 AND FOR THE PERIOD OF JUNE 10, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2004

The income tax expense consists of the following (amounts in thousands):

	Successor	Predecessor
	2006	June 10 to December 31, 2005	January 1 to June 9, 2005	2004
Current:
Federal	$17,910	$9,512	$14,940	$16,291
State	4,478	1,749	2,369	2,589

Total current	22,388	11,261	17,309	18,880
Deferred—federal and state	395	(5,575)	274	3,001

Total	$22,783	$5,686	$17,583	$21,881

The tax effects of temporary differences are as follows (amounts in thousands):

	December 31, 2006	December 31, 2005
Deferred tax asset—current:
Accounts receivable	$165	$518
Sales allowances	113	65
Employee-related costs	201	160
Accrued environmental costs	25	144
Litigation accrual
Other	291	257

Total deferred tax asset—current	795	1,144
Deferred tax asset (liability)—noncurrent:
Property and equipment	1,496	2,248
Intangible assets	(1,951)	(2,658)
Minimum pension liability	(461)

Total deferred tax (liabilities) asset—noncurrent	(916)	(410)

A reconciliation of the federal statutory tax rate to the total provision for income taxes is as follows:

	Successor		Predecessor
	2006	June 10 to December 31, 2005	January 1 to June 9, 2005	2004
Taxes computed at statutory rate	35.00%	35.00%	35.00%	35.00%
State income taxes—net of federal income tax benefit	5.03	3.62	3.22	2.93
Change in valuation allowance				(3.60)
Other—net	(1.10)	(3.06)	(1.29)	(0.06)

Provision for income taxes	38.93%%	35.56%	36.93%	34.27%

CLAYMONT STEEL, INC. AND SUBSIDIARY

(Formerly CitiSteel USA, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006 AND FOR THE PERIOD OF JUNE 10, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2004

14. EMPLOYEE BENEFIT PLANS

The Company has a noncontributory defined benefit pension plan which covers substantially all full-time employees. Pension benefits are based on years of service and annual earnings. Plan provisions and funding meet the requirements of the Employee Retirement Income Security Act of 1974.

Effective December 31, 2006, the Company adopted SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“SFAS 158”) SFAS 158 requires recognition of the funded status of a benefit plan in the statement of financial position and recognition in other comprehensive earnings of certain gains and losses that arise during the period, but are deferred under pension accounting rules.

The Pension Protection Act of 2006 (“the Act”) was enacted on August 17, 2006. Most of its provisions will become effective in 2008. The Act significantly changes the funding requirements for single-employer defined benefit pension plans. The funding requirements will not largely be based on a plan’s calculated funded status, with faster amortization of any shortfalls or surpluses. The Act directs the U.S. Treasury Department to develop a new yield to discount pension obligations for determining the funded status of a plan when calculating the funding requirements.

CLAYMONT STEEL, INC. AND SUBSIDIARY

(Formerly CitiSteel USA, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006 AND FOR THE PERIOD OF JUNE 10, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2004

The measurement dates for the following table are December 31 of each year. The change in benefit obligation and the change in plan assets for 2005 show the change for the successor company and cover the period from June 10, 2005 to December 31, 2005. The following table sets forth the plan’s status and the amounts recognized on the consolidated statement of financial position at December 31, 2006 and 2005 (amounts in thousands):

	December 31, 2006	December 31, 2005
Actuarial present value of benefit obligation, accumulated benefit obligation	$9,898	$9,573

Change in projected benefit obligation:
Projected benefit obligation at the beginning of the year	$10,355	$9,607
Service cost	651	409
Interest cost	575	366
Actuarial loss (gain)	(777)	81
Benefits paid	(182)	(108)

Projected benefit obligation at the end of the year	$10,622	$10,355

Change in plan assets:
Fair value of plan assets at the beginning of the year	$10,215	$7,400
Employer contributions	0	2,304
Actual return on plan assets	1,061	619
Benefits paid	(182)	(108)

Fair value of plan assets at the end of the year	$11,094	$10,215

Net amount recognized:
Funded status	$472	$(140)
Unrecognized net (gain), net of tax	(1,175)	(146)
Unrecognized transition obligation and prior service cost

Net amount recognized	$(703)	$(286)

Amounts recognized in the consolidated statement of financial position:
Accrued benefit cost	$0	$(286)
Other comprehensive income, net of tax	(715)
Deferred pension asset	472
Deferred tax liability	(460)

Net amount recognized	$(703)	$(286)

The amount recorded in other comprehensive income in 2006 relates entirely to a net gain and does not include any amounts for prior service cost or transition obligations.

CLAYMONT STEEL, INC. AND SUBSIDIARY

(Formerly CitiSteel USA, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006 AND FOR THE PERIOD OF JUNE 10, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2004

The adoption of SFAS 158 did not have a material impact on the Company’s results of operations and cash flows. The following table illustrates the incremental effect of applying SFAS 158 on individual line items on the Consolidated Statement of Financial Position as of December 31, 2006:

	Before Application of SFAS No. 158	Adjustments	After Application of SFAS No. 158
Deferred pension asset	$0	$472	$472
Liability for pension benefits	$703	($703)	$0
Deferred income taxes	$274	($274)	$0
Total liabilities	$977	($977)	$0
Accumulated other comprehensive income	$0	$715	$715
Total Stockholders’ deficit	$(62,341)	$715	($61,626)

The components of net periodic pension cost for the year ended December 31, 2006 and the period of June 10 to December 31, 2005, January 1 to June 9, 2005 and for the year ended December 31, 2004 are as follows (amounts in thousands):

	Successor		Predecessor
	2006	June 10 to December 31, 2005	January 1 to June 9, 2005	2004
Service cost	$651	$409	$194	$548
Interest cost	576	366	176	473
Expected return on plan assets	(809)	(392)	(219)	(532)
Amortization of transition obligation				6
Amortization of gain and loss and prior year costs			25	63

Net periodic pension cost	$418	$383	$176	$558

The estimated net gain that will be amortized from accumulated other comprehensive earnings into net period benefit cost over the next year is $5,000. No amounts for transition obligations or prior service costs are expected to be amortized.

	Successor		Predecessor
	December 31, 2006	December 31, 2005	June 9, 2005	2004
Weighted-average assumptions used to determine benefit obligations at December 31:
Discount rate	6.05%	5.70%	5.75%	6.00%
Rate of compensation increase	3.0%	3.0%	3.0%	3.0%

CLAYMONT STEEL, INC. AND SUBSIDIARY

(Formerly CitiSteel USA, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006 AND FOR THE PERIOD OF JUNE 10, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2004

	December 31, 2006	December 31, 2005
Weighted-average assumptions used to determine net periodic benefit costs for the years ended December 31:
Discount rate	5.70%	5.70%
Expected return on plan assets	8.0	8.0
Rate of compensation increase	3.0	3.0
Minimum required contribution	$0	$0

Plan assets at December 31, 2006 and December 31, 2005 are as follows:

	2006	2005
Equity securities	42%	45%
Bonds—fixed income	40	39
Money market funds	18	16
	100%	100%

Investment Policy and Strategy—The policy, as established by the Pension Plan Committee, is to provide for growth of capital with a moderate level of volatility by investing assets per the allocations stated above. The assets will be reallocated quarterly to meet the above target allocations. The investment policy will be reviewed on a regular basis, under the advisement of a certified investment advisor, to determine if the policy should be changed.

Determination of Expected Long-term Rate of Return—The expected long-term rate of return for the plan’s total assets is based on the expected return of each of the above categories, weighted based on the median of the target allocation for each class. Equity securities are expected to return 10% to 12% over the long-term, while cash and fixed income are expected to return between 5% to 7%.

Expected employer contributions for the year ended December 31, 2007	$0
Estimated future benefit payments reflecting expected future service for:
2007	$266,000
2008	305,000
2009	335,000
2010	380,000
2011	406,000
2012–2016	3,141,000

CitiSteel USA, Inc. 401(k) Plan—The Company has a tax-deferred 401(k) savings plan which covers substantially all full-time employees. The Company’s contribution to the plan, which is computed based on a percentage of employee compensation, was approximately $210,000, $118,000, $88,000 and $212,000 for the year ended December 31, 2006 and for the periods of June 10 to December 31, 2005 and January 1 to June 9, 2005 and for the year ended December 31, 2004, respectively.

Profit Sharing Plans—The Company has executive and employee profit sharing plans. Awards are determined based on meeting certain performance measures as defined in the plans. As of December 31, 2006

CLAYMONT STEEL, INC. AND SUBSIDIARY

(Formerly CitiSteel USA, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006 AND FOR THE PERIOD OF JUNE 10, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2004

and 2005 and June 9, 2005 the Company has accrued for awards amounting to $3,115,000, $2,205,000 and $1,028,000, respectively. There were no awards made under these plans in 2004.

15. COMMITMENTS AND CONTINGENCIES

Service Agreements—The Company maintains an agreement with an independent contractor to perform surface conditioning for slabs produced by the Company. Under the agreement, the Company is required to make minimum monthly payments for the availability of the equipment as well as additional monthly amounts depending on the actual net tonnage of slabs conditioned. The minimum monthly payments are subject to semi- annual cost adjustments based on labor and material factors. The initial term of the agreement was five years, commencing February 1991. Since then, the agreement has been renewed in 1996, 2001, 2003 and more recently, in 2004 with an expiration date of July 31, 2007. Monthly payments made by the Company approximated $323,000, $182,000, $127,000 and $305,000 for the year ended December 31, 2006 and for the periods of June 10 to December 31, 2005, January 1 to June 9, 2005 and the year ended December 31, 2004, respectively. Additional payments relating to the actual net tonnage of slabs conditioned amounted to approximately $1,268,000, $727,000, $556,000 and $1,434,000 for the year ended December 31, 2006 and for the periods of June 10 to December 31, 2005, January 1 to June 9, 2005 and the year ended December 31, 2004, respectively. As a part of the service agreement, certain equipment has been committed for use by the Company. The Company is accounting for this component of the agreement as an operating lease. The estimated future minimum payments under the service agreement are approximately $323,000 and $323,000 in 2007 and 2008, respectively.

The Company also has an agreement with an outside service company to provide vaporized liquid products to the Company for the ten-year period which ran through January 31, 2003. The agreement has been extended through January 31, 2008. Under the terms of the agreement, the Company is required to pay monthly amounts based on the total standard cubic foot of product provided by the service company. The agreement is subject to price adjustments. Payments made by the Company under the agreement approximated $4,850,000, $1,778,000, $1,398,000 and $3,393,000 for the year ended December 31, 2006 and for the periods of June 10 to December 31, 2005, January 1 to June 9, 2005 and for the year ended December 31, 2004, respectively.

Employment Contracts—The Company has employment contracts with several key executives that specify minimum annual salaries and provide for severance and other benefits upon termination.

Litigation and Environmental—In October 2006, the Delaware Department of Natural Resources and Environmental Control (DNREC) issued a Notice of Conciliation and Secretary’s Order requiring the Company to fund an independent study to determine engineering and operational options to control dust and other particulate emissions. The DNREC plans to make a determination on further dust control requirements upon review of the study in May 2007. Accordingly, the outcome cannot be determined at this time.

In 2006, the Company performed an emissions test that indicated that mercury emissions were higher than previously calculated by the Company using information supplied by the United States Environmental Protection Agency. In November 2006, DNREC issued a Secretary’s Order, which requires the Company to monitor and reduce mercury emissions. The Order requires the Company to implement a quarterly testing program and to develop a plan to reduce the mercury contained in the feed to the electric arc furnace. Mercury-containing scrap

CLAYMONT STEEL, INC. AND SUBSIDIARY

(Formerly CitiSteel USA, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006 AND FOR THE PERIOD OF JUNE 10, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2004

is an industry-wide problem. Automobile scrap may contain mercury switches that have not been removed during the recycling process, and thus mercury can be emitted when the Company smelts recycled scrap steel products, including used automobiles, to produce custom steel plate products. Claymont Steel has already taken steps to reduce mercury levels in the feed—it is no longer using municipal solid waste scrap, is partially funding a rational mercury switch removal program through an industry trade association and is increasing its purchases of automobile-free scrap. The Order also requires Claymont Steel to elect one of the alternatives set forth in the Order for reducing mercury emissions and notify DNREC of the alternative selected by January 31, 2007. The alternatives include source reduction of mercury in the scrap, installation of a carbon injection system or alternative emission control system, some combination of source reduction and emission controls, or ceasing operation of the electric arc furnace. On January 30, 2007, Claymont Steel notified DNREC that it elected to implement a combination of source reduction and emission controls. The Order requires the Company to have the selected alternative operational by December 31, 2008. At this time, Claymont Steel cannot estimate the cost of any corrective measure. If Claymont Steel were ultimately required to install and operate a carbon injection system, it does not believe the associated costs would have a material effect on its results of operations or financial condition.

Claymont Steel is also working with DNREC to investigate potential PCB and PAH contamination in the active scrap yard area. An investigative work plan was submitted in late October 2006 for some additional sampling, and the Company is awaiting review comments from DNREC. The Company believes any requirements for remediation will not have a material effect on the Company’s financial statements.

The Company recorded a $550,000 asset retirement reserve on the December 31, 2005 balance sheet to cover replacement and remediation of certain assets.

As part of the acquisition of the Company from CITIC USA Holding, Inc. (“CITIC Holding”) and pursuant to the Purchase Agreement, the Company is required to pay CITIC Holding monies subsequent to the closing date related to a working capital adjustment and the settlement of a specifically calculated tax liability. The parties agreed to settle the working capital adjustment for $14.9 million. The Company paid CITIC Holding $8 million in June 2005 and $6.9 million in August 2005 to settle the working capital adjustment. The Company estimated the tax liability to be $4.3 million and has recorded the liability on its balance sheet as of December 31, 2005. On September 6, 2006, the CITIC litigation regarding the working capital adjustment in connection with the acquisition was settled for $6.2 million. The difference between the $6.2 million settlement and the $4.3 million reserve was charged to expense in September 2006.

In addition, certain claims and suits have been filed or are pending against the Company. In the opinion of management, all matters are adequately covered by insurance or, if not covered, involve such amounts, which would not have a material effect on the consolidated financial position or results of operations of the Company if disposed of unfavorably.

CLAYMONT STEEL, INC. AND SUBSIDIARY

(Formerly CitiSteel USA, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006 AND FOR THE PERIOD OF JUNE 10, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2004

16. QUARTERLY FINANCIAL DATA (UNAUDITED)

	First Quarter	Second Quarter Successor	Second Quarter Predecessor	Third Quarter	Fourth Quarter
	(in thousands, except per share amounts)
2006:
Revenue	$81,340	$82,382	NA	$83,984	$85,702
Gross profit	25,699	27,767	NA	24,850	21,922
Operating income	22,949	24,324	NA	18,123	15,549
Net earnings	10,941	11,438	NA	8,191	5,163
2005:
Revenue	$72,269	$14,438	$56,418	$60,878	$74,367
Gross profit	25,847	(1,151)	24,078	13,526	23,172
Operating income	24,549	(3,217)	22,841	10,921	19,802
Net earnings	15,714	(2,191)	14,321	3,387	9,107

Results for the first quarter of 2005 is for the predecessor company, results for the second quarter 2005 have been separated between the predecessor company—for the period of April 1 to June 9, 2005—and the successor company—for the period of June 10 to July 1, 2005. Results for the third quarter 2005 and all subsequent quarters are for the successor company.

Net earnings for the first quarter of 2005 include $2.3 million of pre-tax charges related to a two-week planned shut down of the plate mill for scheduled maintenance.

Net earnings for the third quarter of 2006 include $2.0 million of pre-tax charges related to the settlement of litigation with the Company’s former owner and $0.6 million of pre-tax charges related to the write-off of the Company’s prior trade name.

Net earnings for the fourth quarter of 2006 include $3.0 million of pre-tax charges related to the fee paid to H.I.G. Capital to terminate the management agreement and $0.8 million of tax expense related to the recognition of a certain state tax liability.

Net earnings for the successor company’s second quarter 2005 include $1.5 million of pre-tax charges related to a transaction fee paid to H.I.G. Capital and $5.3 million of pre-tax charges related to the write-off of the purchase accounting write-up of inventory on the opening balance sheet to net realizable value.

Net earnings for the third quarter 2005 include $8.7 million of pre-tax charges related to the write-off of the purchase accounting write-up of inventory on the opening balance sheet to net realizable value.

CLAYMONT STEEL, INC. AND SUBSIDIARY

(Formerly CitiSteel USA, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006 AND FOR THE PERIOD OF JUNE 10, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2004

17. SUBSEQUENT EVENTS

In February 2007, the Company issued $105 million of new senior notes, due in 2015, bearing interest at 8.875%. The terms of the notes require the Company to register the notes with the Securities and Exchange Commission through an exchange offer within 180 days of the issuance date. In addition, the Company replaced its existing bank debt facility with an $80 million senior secured revolving credit facility, including a $60 million revolving credit facility, with a $10 million letter of credit sub-facility, and a $20 million term loan. Proceeds of the note issuance and the senior secured revolving credit facility were used to redeem the existing floating rate notes.

In February 2007, Holdings’ used proceeds from its initial public offering to redeem its pay-in-kind notes.

* * * * * *

PART II

ITEM 20.	Indemnification of Directors and Officers

Claymont Steel, Inc. is a Delaware corporation and CitiSteel PA, Inc. is a Pennsylvania corporation.

DELAWARE

Section 145 of Delaware General Corporation Law

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145 of the Delaware General Corporation Law also provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery of Delaware or such other court shall deem proper.

To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; provided that indemnification provided for by Section 145 or granted pursuant thereto shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and a corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person’s status as such whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.

In addition, Section 102(b)(7) of the Delaware General Corporation Law permits Delaware corporations to include a provision in their certificates of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provisions shall not eliminate or limit the liability of a director: (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) for unlawful payment of dividends or unlawful stock purchases or redemptions; or (iv) for any transactions from which the director derived an improper personal benefit.

The Certificate of Incorporation of Claymont Steel, Inc. currently provides that each director shall not be personally liable to such corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

Article V of the bylaws of Claymont Steel, Inc. compels indemnification for officers and directors of the corporation who are made a party or are threatened to be made a party to any civil, criminal, administrative or investigative proceeding against all expense, liability and loss (including attorneys’ fees actually and reasonably incurred in connection with such proceeding) to the fullest extent permitted by the General Corporation Law of the State of Delaware; provided, however, that the corporation shall indemnify any such person seeking indemnification in connection with a proceeding initiated by such person only if such proceeding was authorized by the board of directors of the corporation. Expenses incurred by any officer or director who may be indemnified by the corporation shall be paid by the company in advance of such proceeding’s final disposition unless determined by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation.

Any indemnification of an officer or director shall be promptly made within thirty days, upon written request by the officer or director. If a determination by the corporation that the officer or director is entitled to indemnification and the corporation fails to respond within sixty days to a written request for indemnity, the corporation shall be deemed to have approved the request. If the corporation denies a written request for indemnification or advancing of expense, in whole or in part, or if payment in full pursuant to such request is not made within thirty days, the right to indemnification or advancement of expenses shall be enforceable by the director or officer in any court of competent jurisdiction.

Claymont Steel, Inc. may indemnify persons serving as employees or agents of the corporation, or in such capacity at the request of the company for any other corporation, partnership, joint venture, trust or other enterprise to the extent authorized at any time or from time to time by the board of directors.

Claymont Steel, Inc. has directors’ and officers’ liability insurance insuring each company’s directors and officers against certain liabilities and expenses incurred by such persons in such capacities.

PENNSYLVANIA

Subchapter D of Chapter 17 of the Pennsylvania Business Corporation Law

Sections 1741 and 1742 of the Pennsylvania Business Corporation Law provide that a corporation may indemnify, under specified circumstances, persons who were or are directors, officers or employees of the corporation or who served or serve other business entities at the request of the corporation. Under these provisions, a person who is wholly successful in defending a claim will be indemnified for any reasonable expenses. To the extent a person is not successful in defending a claim, reasonable expenses of the defense and any liability incurred are to be indemnified under these provisions only where independent legal counsel or another disinterested person selected by the board of directors determines that such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the corporation, and in addition with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct of such person was unlawful. Any expense incurred with respect to any claim may be advanced by the corporation if the recipient agrees to repay such amount if it is ultimately determined that such recipient is not entitled to be indemnified.

Section 1746 of the Pennsylvania Business Corporation Law provides that the indemnification provided for therein shall not be deemed exclusive of any other rights to which those seeking indemnification may otherwise be entitled. Section 1746 also provides for increased indemnification protections for directors, officers and others. Indemnification may be provided by Pennsylvania corporations in any case except where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

Section 1747 of the Pennsylvania Business Corporation Law provides that a corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a representative of the corporation or is or was serving at the request of the corporation as a representative of another domestic or foreign corporation for profit or not-for-profit, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against that liability under the provisions of the Pennsylvania Business Corporation Law described above.

Section 1713 of the Pennsylvania Business Corporation Law also sets forth a framework whereby Pennsylvania corporations, with the approval of the shareholders, may limit the personal liability of directors for monetary damages except where the act or omission giving rise to a claim constitutes self-dealing, willful misconduct or recklessness. The section does not apply to a director’s responsibility or liability under a criminal or tax statute and may not apply to liability under Federal statutes, such as the Federal securities laws.

ITEM 21.	EXHIBITS

(a)	Exhibits

Exhibit No.	Description of Exhibit
3.1	Certificate of Incorporation of the Company (previously filed as Exhibit 3.1 to the Registration Statement on Form S-4 (File No. 333-131812) of Claymont Steel, Inc. filed with the Commission on February 13, 2006)
3.2	By-laws of the Company (previously filed as Exhibit 3.2 to the Registration Statement on Form S-4 (File No. 333-131812) of Claymont Steel, Inc. filed with the Commission on February 13, 2006)
3.3	Articles of Incorporation of CitiSteel PA, Inc. (previously filed as Exhibit 3.3 to the Registration Statement on Form S-4 (File No. 333-131812) of Claymont Steel, Inc. filed with the Commission on February 13, 2006)
3.4	By-laws of CitiSteel PA, Inc. (previously filed as Exhibit 3.4 to the Registration Statement on Form S-4 (File No. 333-131812) of Claymont Steel, Inc. filed with the Commission on February 13, 2006)
4.1†	Indenture, dated as of February 15, 2007, between Claymont Steel, Inc., the Guarantor and The Bank of New York, as Trustee, with respect to the Senior Notes due 2015
4.2	Form of Senior Note due 2015 (included as Exhibit A to the Indenture)
4.3†	Registration Rights Agreement, dated as of February 15, 2007, between Claymont Steel, Inc., CitiSteel PA, Inc., Jefferies & Company, Inc. and CIBC World Markets Corp.
5.1*	Opinion of Morgan, Lewis & Bockius LLP
10.1†	Amended and Restated Financing Agreement, dated as of February 15, 2007, between the Lenders party thereto, U.S. Bank National Association, as Agent and Claymont Steel, Inc. as Borrower
10.2†	Purchase Agreement, dated as of February 5, 2007, between Claymont Steel, Inc., CitiSteel PA, Inc., Jefferies & Company, Inc. and CIBC World Markets Corp.
10.3	Employment Agreement between Jeff Bradley and H.I.G. SteelCo Holdings, Inc. (previously filed as Exhibit 10.8 to Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-131812-01) of Claymont Steel, Inc. filed with the Commission on April 21, 2006)
10.4	Restricted Shares Agreement between Jeff Bradley and H.I.G. SteelCo Holdings, Inc. (previously filed as Exhibit 10.9 to Amendment No 1 to Registration Statement on Form S-4 (File No. 333-131812-01) of Claymont Steel, Inc. filed with the Commission on April 21, 2006)
12.1†	Statement re computation of ratios
21.1†	Subsidiaries of Registrant
23.1†	Consent of Crowe Chizek and Company LLC
23.2*	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1)
24.1†	Powers of Attorney (included on signature pages)
25.1†	Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, as amended, of The Bank of New York, as Trustee
99.1*	Form of Letter of Transmittal
99.2*	Form of Notice of Guaranteed Delivery

†	Filed herewith.
*	To be filed by amendment.

ITEM 22.	UNDERTAKINGS

(a)	The undersigned registrants hereby undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrants are subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(5) That, for the purpose of determining liability of the registrants under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrants undertake that in a primary offering of securities of the undersigned registrants pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrants will be sellers to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrants relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrants or used or referred to by the undersigned registrants;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrants or their securities provided by or on behalf of the undersigned registrants; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrants to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b)	The undersigned registrants hereby undertake to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c)	The undersigned registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrants have duly caused this registration statement to be signed on their behalf by the undersigned, thereunto duly authorized on May 11, 2007.

CLAYMONT STEEL, INC.

By:	/S/ JEFF BRADLEY
Name: Jeff Bradley Title: Chief Executive Officer

CITISTEEL PA, INC.

By:	/S/ JEFF BRADLEY
Name: Jeff Bradley Title: President

POWER OF ATTORNEY

Each person whose signature appears below hereby appoints Jeff Bradley and David Clark, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents full power and authority to perform each and every act and thing appropriate or necessary to be done, as fully and for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	CAPACITY IN WHICH SIGNED	DATE

/S/ JEFF BRADLEY Jeff Bradley	Chief Executive Officer of Claymont Steel, Inc. and President of CitiSteel PA, Inc. (principal executive officer of each of the Registrants)	May 11, 2007

/S/ DAVID CLARK David Clark	Chief Financial Officer of Claymont Steel, Inc. (principal financial officer)	May 11, 2007

/S/ ALLEN EGNER Allen Egner	VP Finance of Claymont Steel, Inc. and Treasurer of CitiSteel PA, Inc. (principal accounting officer)	May 11, 2007

/S/ SAMI MNAYMNEH Sami Mnaymneh	Director of each of the Registrants	May 11, 2007

/S/ MATTHEW SANFORD Matthew Sanford	Director of each of the Registrants	May 11, 2007

/s/ JEFFREY ZANARINI Jeffrey Zanarini	Director of each of the Registrants	May 11, 2007

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
3.1	Certificate of Incorporation of the Company (previously filed as Exhibit 3.1 to the Registration Statement on Form S-4 (File No. 333-131812) of Claymont Steel, Inc. filed with the Commission on February 13, 2006)
3.2	By-laws of the Company (previously filed as Exhibit 3.2 to the Registration Statement on Form S-4 (File No. 333-131812) of Claymont Steel, Inc. filed with the Commission on February 13, 2006)
3.3	Articles of Incorporation of CitiSteel PA, Inc. (previously filed as Exhibit 3.3 to the Registration Statement on Form S-4 (File No. 333-131812) of Claymont Steel, Inc. filed with the Commission on February 13, 2006)
3.4	By-laws of CitiSteel PA, Inc. (previously filed as Exhibit 3.4 to the Registration Statement on Form S-4 (File No. 333-131812) of Claymont Steel, Inc. filed with the Commission on February 13, 2006)
4.1†	Indenture, dated as of February 15, 2007, between Claymont Steel, Inc., the Guarantor and The Bank of New York, as Trustee, with respect to the Senior Notes due 2015
4.2	Form of Senior Note due 2015 (included as Exhibit A to the Indenture (Exhibit 4.1))
4.3†	Registration Rights Agreement, dated as of February 15, 2007, between Claymont Steel, Inc., CitiSteel PA, Inc., Jefferies & Company, Inc. and CIBC World Markets Corp.
5.1*	Opinion of Morgan, Lewis & Bockius LLP
10.1†	Amended and Restated Financing Agreement, dated as of February 15, 2007, between the Lenders party thereto, U.S. Bank National Association, as Agent and Claymont Steel, Inc. as Borrower
10.2†	Purchase Agreement, dated as of February 5, 2007, between Claymont Steel, Inc., CitiSteel PA, Inc., Jefferies & Company, Inc. and CIBC World Markets Corp.
10.3	Employment Agreement between Jeff Bradley and H.I.G. SteelCo Holdings, Inc. (previously filed as Exhibit 10.8 to Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-131812-01) of Claymont Steel, Inc. filed with the Commission on April 21, 2006)
10.4	Restricted Shares Agreement between Jeff Bradley and H.I.G. SteelCo Holdings, Inc. (previously filed as Exhibit 10.9 to Amendment No 1 to Registration Statement on Form S-4 (File No. 333-131812-01) of Claymont Steel, Inc. filed with the Commission on April 21, 2006)
12.1†	Statement re computation of ratios
21.1†	Subsidiaries of Registrant
23.1†	Consent of Crowe Chizek and Company LLC
23.2*	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1)
24.1†	Powers of Attorney (included on signature pages)
25.1†	Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, as amended, of The Bank of New York, as Trustee
99.1*	Form of Letter of Transmittal
99.2*	Form of Notice of Guaranteed Delivery

†	Filed herewith.
*	To be filed by amendment.